Form 20-F
period 2024-12-31
BingEx Ltd
filed 2025-04-25
CIK 1858724

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number: 001-42291

BingEx Limited

 (Exact name of Registrant as specified in its charter)

N/A

 (Translation of Registrant’s name into English)

Cayman Islands

 (Jurisdiction of incorporation or organization)

Building 6

Zhongguancun Dongsheng International Science Park

No.1 Yongtaizhuang North Road

Haidian District, Beijing 100192

People’s Republic of China

(Address of principal executive offices)

Le Tang, Chief Financial Officer

Building 6

Zhongguancun Dongsheng International Science Park

No.1 Yongtaizhuang North Road

Haidian District, Beijing 100192

People’s Republic of China

E-mail: ir@ishansong.com

Telephone: +86 (10) 6292-3966

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing three Class A ordinary shares	FLX	The Nasdaq Stock Market LLC
Class A ordinary share, par value US$0.0001 per share*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 213,389,729 ordinary shares outstanding, par value US$0.0001 per share, being the sum of 167,811,951 Class A ordinary shares, par value US$0.0001 per share and 45,577,778 Class B ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;

●	“average price per order” for a specified period are to the total revenues in the specified period divided by the total number of orders in that specified period;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

●	“loss rate” are to the percentage of goods that were lost or damaged in delivery in a given period;

●	“Mini Program” or “Mini Programs” are to sub-applications embedded in third-party social platforms, such as Weixin, and function similarly to a standalone mobile application;

●	“our WFOE” are to Beijing Shansong Technology Co., Ltd.;

●	“RMB” and “Renminbi” are to the legal currency of mainland China;

●	“API” and “Application Programming Interface” are to our open application programming interface that integrates our services with third-party enterprise applications, software or platforms;

●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity, and “the VIE” are to Beijing Tongcheng Biying Technology Co., Ltd.; and

●	“we,” “us,” “our company,” and “our” are to BingEx Limited, our Cayman Islands holding company, and its subsidiaries, and, when describing our operations and consolidated financial information, also include the VIE in China.

Our reporting currency is Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.0000, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	the expected growth of the on-demand delivery industry in China;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding maintaining and strengthening our relationships with the individual and business customers and Flash-Riders of our on-demand dedicated courier business;

●	competition in our industry;

●	our ability to recruit and retain qualified personnel;

●	government policies and regulations relating to our business and industry;

●	our ability to protect our systems and infrastructures from cyberattacks;

●	general economic and business conditions globally and in China; and

●	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure and the Contractual Arrangements with the VIE

BingEx Limited is not a Chinese operating company, but a Cayman Islands holding company with no operations of its own and no equity ownership in the VIE. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIE in China, with which we maintain contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of internet content services. Therefore, we operate such business in China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies. BingEx Limited has no equity ownership in the VIE, which is consolidated for accounting purposes under U.S. GAAP. In 2022, 2023 and 2024, 96.9%, 23.2%, and 18.5% of our revenues were contributed by the VIE, respectively. The significant decrease in the VIE’s revenue contribution in 2023 was attributable to our internal group restructuring efforts, with which all subsidiaries of the VIE that are not subject to restrictions on foreign direct investment were transferred out of the VIE to become subsidiaries of our PRC subsidiaries in 2023. The financial results of these subsidiaries that were previously consolidated through the VIE continue to be consolidated in 2023 and 2024 as our PRC subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating companies, such as the VIE.

The equity interests of the VIE are held by Mr. Peng Xue, our founder, chairman of the board of directors, and chief executive officer, and Mr. Hongjian Yu, our co-founder, director, and executive president. Mr. Xue and Mr. Yu are our shareholders and act as nominee shareholders of the VIE on behalf of BingEx Limited and our WFOE, a wholly-owned subsidiary of ours in China. A series of contractual agreements, including powers of attorney, exclusive business cooperation agreement, equity interest pledge agreement, exclusive option agreement and spousal consent letter, have been entered into among BingEx Limited, our WFOE, the VIE and the nominee shareholders of the VIE. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIE and have consolidated the financial results of the VIE in our consolidated financial statements under the U.S. GAAP. Neither BingEx Limited nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIE, and the contractual arrangements are not equivalent to an equity ownership in the VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the board of directors of the VIE. However, under the contractual arrangements, as a legal matter, if the VIE or its shareholders fail to perform their respective obligations, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may lose control over the assets owned by the VIE. As a result, we may be unable to consolidate the VIE in our consolidated financial statements. In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIE, and its shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE stakeholders may fail to perform their obligations under our contractual arrangements” and “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—The shareholders, directors and officers of the VIE, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.”

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. We cannot predict whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities may take action in dealing with such violations or failures. A portion of our assets, including the necessary licenses to conduct business in China, are held by the VIE. If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and the value of our ADSs could significantly decline or even become worthless. Our holding company, our PRC subsidiaries, the VIE, and investors of BingEx Limited face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

Risks and Uncertainties Relating to Doing Business in China

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offline offerings, the use of VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These legal and operational risks and uncertainties relating to doing business in China may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time if we fail to comply with the regulatory requirements imposed by the PRC government. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations may cause the value of the securities of companies affected to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs.”

Risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, each of our PRC subsidiaries and the VIE is required to have, and each has, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. In addition, the VIE is required to obtain, and has obtained, a value-added telecommunication business operation license for providing internet information services issued by the Beijing Communications Administration. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from any PRC authorities regarding conducting our business without requisite approvals or permits. However, we cannot assure you that we will not be subject to any penalty in the future due to lack of such approvals or permits. If (i) we, our subsidiaries, or the VIE do not receive or maintain any permission or approval required of us, our subsidiaries, or the VIE, (ii) we, our subsidiaries, or the VIE inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we, our subsidiaries, or the VIE become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our ADSs could significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable law, regulations, and policies may materially and adversely affect our daily operations and hinder our growth.”

Furthermore, we and the VIE will be required to obtain permissions from or complete the filing procedures with the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in case of any future issuance of securities to foreign investors. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The operations of our business are subject to PRC laws and regulations, many of which are evolving. If we fail to comply with such laws and regulations or manage the increased costs associated with such laws and regulations, our business and results of operations could be adversely affected.”, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Since then, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, we do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows Through Our Organization

BingEx Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIE in China. As a result, BingEx Limited’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. In addition, if we are considered as a PRC resident enterprise for enterprise income tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprise shareholders (including the ADS holders) or 20% in the case of non-PRC individual shareholders (including the ADS holders). As of December 31, 2024, as our WFOE and substantially all of our other PRC subsidiaries and the VIE were in accumulated loss position, no statutory reserve was appropriated for these companies. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated retained earnings and meets the requirements for statutory reserve funds. The net liabilities of the VIE in which we have no legal ownership were RMB578.9 million, RMB371.6 million, and RMB322.2 million (US$44.1 million) as of December 31, 2022, 2023 and 2024, respectively.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in the PRC only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in the PRC may provide funding denominated in RMB to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans.

From 2022 to 2024, the cash inflows of BingEx Limited, our holding company or the Parent, were primarily generated from the initial public offering in 2024. For the years ended December 31, 2022, 2023 and 2024, the Parent received nil, nil and RMB448.0 million (US$61.4 million) in cash, respectively.

Cash was transferred from the Parent to its subsidiaries through loan arrangements. For the years ended December 31, 2022, 2023 and 2024, the Parent paid nil, RMB34 million, and RMB427 million (US$58 million) to its subsidiaries, respectively. For the years ended December 31, 2022, 2023 and 2024, the Parent received nil, RMB7 million, and RMB7 million (US$1 million) from its subsidiaries, respectively. For the years ended December 31, 2022, 2023 and 2024, the Parent’s subsidiaries paid RMB189 million, RMB150 million, and RMB166 million (US$23 million) to the WFOE, respectively. For the years ended December 31, 2022, 2023 and 2024, the Parent’s subsidiaries received nil, RMB168 million, and RMB224 million (US$31 million) from the WFOE, respectively. For the years ended December 31, 2022, 2023 and 2024, the WFOE and its subsidiaries paid nil, RMB166 million, and RMB90 million (US$12 million) to the VIE, respectively. For the years ended December 31, 2022, 2023 and 2024, the WFOE and its subsidiaries received nil, RMB68 million, and RMB171 million (US$23 million) from the VIE, respectively.

Under the VIE agreements, our WFOE, one of the subsidiaries of the Parent, provided services to the VIE. For the years ended December 31, 2022, 2023 and 2024, the total amount of the service fees that the VIE paid to the WFOE was RMB25 million, nil, and RMB46 million (US$6 million), respectively.

In addition, under the service agreements between the VIE and certain subsidiaries of the WFOE, the VIE received payments from customers for the delivery services on behalf of certain subsidiaries of the WFOE. For the years ended December 31, 2022, 2023 and 2024, the VIE transferred such payments from customers to the WFOE’s subsidiaries in the amount of RMB129 million, RMB3,479 million and RMB3,852 million (US$528 million), respectively, and the VIE received such service fee in the amount of RMB1 million, RMB49 million, and RMB220 million (US$30 million), respectively. For the years ended December 31, 2022, 2023 and 2024, the total amount of the service fees that the VIE paid to the WFOE’s subsidiaries was nil, RMB176 million and RMB484 million (US$66 million), respectively.

Other cash outflow of the Parent’s subsidiaries mainly included advertising and marketing expenses to external service providers and payroll. The related cash flows were classified as operating activities of the Parent’s subsidiaries.

The cash inflows of the VIE were primarily generated from the proceeds from the on-demand dedicated courier services. The cash outflows of the VIE mainly included the transfer of payments from customers received by the VIE on behalf of certain subsidiaries of the WFOE and the cost and operating expenses in the ordinary business operation. The related cash flows were classified as operating activities of the VIE.

In May 2023, to streamline our corporate structure, we completed an internal group restructuring to transfer the equity interests of Hainan Tongcheng to our WFOE. As a result, Hainan Tongcheng and its subsidiaries became subsidiaries of our WFOE, which did not affect our consolidated financial statements.

For the years ended December 31, 2022, 2023 and 2024, no assets, other than the cash transactions and the internal group restructuring mentioned above, were transferred between the Parent, its subsidiaries, and the VIE.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to the Parent by the Parent’s subsidiaries or the VIE. For the years ended December 31, 2022, 2023 and 2024, the Parent has not declared or made any dividend or other distributions to its shareholders, including U.S. investors. U.S. investors will not be subject to Cayman Islands or Hong Kong taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.”

We intend to settle amounts generated under the service agreements between the WFOE and the VIE. We currently do not intend to distribute earnings from the VIE to the subsidiaries of the Parent, considering the accumulated loss position of the VIE.

BingEx Limited has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

Financial Information Related to The VIE

The following tables present the condensed consolidating schedule of financial position for the Parent, other subsidiaries, WFOE, and VIE and its subsidiaries, and eliminating adjustments separately for the years / as of the dates presented.

Selected Condensed Consolidating Statements of Operations Information

	Year Ended December 31, 2024
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
Revenues	—	4,081,467	284,718	1,033,333	(931,357	) (1)	4,468,161
Cost and expenses:
Cost of revenues	—	(3,593,661)	(23,253)	(819,398)	458,714	(1)	(3,977,598)
Operating expenses	(3,230)	(511,657)	(303,746)	(170,350)	472,643	(1)	(516,340)
Total cost and expenses	(3,230)	(4,105,318)	(326,999)	(989,748)	931,357		(4,493,938)
Income (loss) from operations	(3,230)	(23,851)	(42,281)	43,585	—		(25,777)
Interest income	665	17,377	1,716	1,458	—		21,216
Changes in fair value of long-term investments	—	(177,815)	(10,000)	90	—		(187,725)
Investment income (loss)	1	(228)	468	3,962	—		4,203
Other income	4,712	47,683	279	(11,002)	—		41,672
Share of gains (losses) from subsidiaries and the VIE	(148,628)	—	—	—	148,628	(2)	—
Income (loss) before income taxes	(146,480)	(136,834)	(49,818)	38,093	148,628		(146,411)
Income tax expense	—	(69)	—	—	—		(69)
Net income (loss)	(146,480)	(136,903)	(49,818)	38,093	148,628		(146,480)
Accretion of redeemable convertible preferred shares to redemption value	(113,658)	—	—	—	—		(113,658)
Net income (loss) attributable to ordinary shareholders	(260,138)	(136,903)	(49,818)	38,093	148,628		(260,138)

	Year Ended December 31, 2023
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
Revenues	—	3,630,715	229,444	1,097,261	(428,594	) (1)	4,528,826
Cost and expenses:
Cost of revenues	—	(3,409,999)	(9,911)	(913,769)	199,408	(1)	(4,134,271)
Operating expenses	(3,613)	(299,482)	(189,975)	(120,022)	229,186	(1)	(383,906)
Total cost and expenses	(3,613)	(3,709,481)	(199,886)	(1,033,791)	428,594		(4,518,177)
Income (loss) from operations	(3,613)	(78,766)	29,558	63,470	—		10,649
Interest income	—	15,942	2,766	2,173	—		20,881
Investment income	303	452	1,503	2,390	—		4,648
Other income	—	40,315	301	33,705	—		74,321
Share of gains (losses) from subsidiaries and the VIE	113,809	—	—	—	(113,809	) (2)	—
Income (loss) before income taxes	110,499	(22,057)	34,128	101,738	(113,809)		110,499
Income tax expense	—	—	—	—	—		—
Net income (loss)	110,499	(22,057)	34,128	101,738	(113,809)		110,499
Accretion of redeemable convertible preferred shares to redemption value	(146,341)	—	—	—	—		(146,341)
Net income (loss) attributable to ordinary shareholders	(35,842)	(22,057)	34,128	101,738	(113,809)		(35,842)

	Year Ended December 31, 2022
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
Revenues	—	124,111	88,203	3,879,725	(89,327	) (1)	4,002,712
Cost and expenses:
Cost of revenues	—	(119,363)	(32,319)	(3,592,959)	1,191	(1)	(3,743,450)
Operating expenses	(1,694)	(28,660)	(236,017)	(283,506)	88,136	(1)	(461,741)
Total cost and expenses	(1,694)	(148,023)	(268,336)	(3,876,465)	89,327		(4,205,191)
Income (loss) from operations	(1,694)	(23,912)	(180,133)	3,260	—		(202,479)
Interest income	—	6,136	1,830	1,599	—		9,565
Investment income	447	284	1,967	576	—		3,274
Other income	—	—	245	8,957	—		9,202
Share of gains (losses) from subsidiaries and the VIE	(179,191)	—	—	—	179,191	(2)	—
Income (loss) before income taxes	(180,438)	(17,492)	(176,091)	14,392	179,191		(180,438)
Income tax expense	—	—	—	—	—		—
Net income (loss)	(180,438)	(17,492)	(176,091)	14,392	179,191		(180,438)
Accretion of redeemable convertible preferred shares to redemption value	(139,576)	—	—	—	—		(139,576)
Net income (loss) attributable to ordinary shareholders	(320,014)	(17,492)	(176,091)	14,392	179,191		(320,014)

Notes:

(1) To eliminate the amounts mainly related to the services provided by the WFOE to the VIE and VIE’s subsidiaries, the services provided by the WFOE and the VIE to the Parent’s other subsidiaries, and the services provided by the Parent’s other subsidiaries to the VIE.

(2) To eliminate the Parent’s shares of gains (losses) from the Parent’s other subsidiaries, the WFOE, VIE and VIE’s subsidiaries.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents	19,663	317,923	207,463	47,309	—		592,358
Restricted cash	—	46,735	—	—	—		46,735
Short-term investments	—	143,899	10,011	—	—		153,910
Accounts receivable	—	—	—	16,893	—		16,893
Prepayments and other current assets	1,935	309	416	45,893	—		48,553
Amount due from related parties	—	1,015,221	294,485	160,413	(1,470,119	) (2)	—
Total current assets	21,598	1,524,087	512,375	270,508	(1,470,119)		858,449
Non-current assets
Long-term investments	—	273,020	—	51,090	—		324,110
Property and equipment, net	—	650	223	2,814	—		3,687
Operating lease right-of-use assets	—	413	—	44,164	—		44,577
Other non-current assets	—	—	—	4,600	—		4,600
Investment in subsidiaries	—	596,710	1,000	—	(597,710	) (3)	—
Amount due from subsidiaries	2,268,260	—	—	—	(2,268,260	) (1)	—
Total non-current assets	2,268,260	870,793	1,223	102,668	(2,865,970)		376,974
Total assets	2,289,858	2,394,880	513,598	373,176	(4,336,089)		1,235,423
LIABILITIES
Current liabilities
Accounts payable	—	114,838	—	108,553	—		223,391
Deferred revenue	—	—	—	56,768	—		56,768
Amount due to related parties	12,797	2,536,568	731,119	457,895	(3,738,379	) (1)(2)	—
Operating lease liabilities, current	—	321	—	12,770	—		13,091
Accrued expenses and other current liabilities	1,602	47,594	86,483	30,035	—		165,714
Net liabilities in subsidiaries and the VIE	1,528,395	—	—	—	(1,528,395	) (3)	—
Total current liabilities	1,542,794	2,699,321	817,602	666,021	(5,266,774)		458,964
Non-current liabilities
Operating lease liabilities, non-current	—	—	—	29,395	—		29,395
Total non-current liabilities	—	—	—	29,395	—		29,395
Total liabilities	1,542,794	2,699,321	817,602	695,416	(5,266,774)		488,359
Total shareholders’ equity (deficit)	747,064	(304,441)	(304,004)	(322,240)	930,685	(3)	747,064
Total liabilities and shareholders’ equity (deficit)	2,289,858	2,394,880	513,598	373,176	(4,336,089)		1,235,423

	As of December 31, 2023
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents	4,922	478,443	101,719	114,307	—		699,391
Short-term investments	42	—	30,016	120,641	—		150,699
Accounts receivable	—	—	—	12,115	—		12,115
Prepayments and other current assets	5,574	1,738	664	50,143	—		58,119
Amount due from related parties	—	1,063,861	398,785	75,208	(1,537,854	) (2)	—
Total current assets	10,538	1,544,042	531,184	372,414	(1,537,854)		920,324
Non-current assets
Property and equipment, net	—	882	—	4,662	—		5,544
Operating lease right-of-use assets	—	712	—	59,140	—		59,852
Other non-current assets	—	357	10,000	4,593	—		14,950
Investment in subsidiaries	—	596,710	—	—	(596,710	) (3)	—
Amount due from subsidiaries	1,933,430	—	—	—	(1,933,430	) (1)	—
Total non-current assets	1,933,430	598,661	10,000	68,395	(2,530,140)		80,346
Total assets	1,943,968	2,142,703	541,184	440,809	(4,067,994)		1,000,670
LIABILITIES
Current liabilities
Accounts payable	—	262,627	233	76,972	—		339,832
Deferred revenue	—	—	—	51,945	—		51,945
Amount due to related parties	359	2,082,053	824,023	564,849	(3,471,284	) (1)(2)	—
Operating lease liabilities, current	—	291	—	12,055	—		12,346
Accrued expenses and other current liabilities	5,215	63,075	119,497	61,542	—		249,329
Net liabilities in the subsidiaries and the VIE	1,636,536	—	—	—	(1,636,536	) (3)	—
Total current liabilities	1,642,110	2,408,046	943,753	767,363	(5,107,820)		653,452
Non-current liabilities
Operating lease liabilities, non-current	—	320	—	45,040	—		45,360
Total non-current liabilities	—	320	—	45,040	—		45,360
Total liabilities	1,642,110	2,408,366	943,753	812,403	(5,107,820)		698,812
Total mezzanine equity	2,733,560	—	—	—	—		2,733,560
Total shareholders’ equity (deficit)	(2,431,702)	(265,663)	(402,569)	(371,594)	1,039,826	(3)	(2,431,702)
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	1,943,968	2,142,703	541,184	440,809	(4,067,994)		1,000,670

Notes:

(1)	To eliminate the amounts related to the loan provided by the Parent to one of its other subsidiaries.

(2)	To eliminate the amounts mainly related to the services provided by the WFOE and the Parent’s other subsidiaries to the VIE and VIE’s subsidiaries and the loan provided by the Parent’s other subsidiaries to the WFOE.

(3)	To eliminate the Parent’s net liabilities in subsidiaries and the VIE, other subsidiaries’ investments in the WFOE and the total shareholders’ equity (deficit) of the Parent’s subsidiaries and the VIE.

Selected Condensed Consolidating Cash Flows Information

	Year Ended December 31, 2024
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	158	(18,854)	74,966	(54,081)	—		2,189
Investing activities:
Purchase of property and equipment	—	—	(280)	(861)	—		(1,141)
Proceeds from maturities of investments	47	—	147,207	465,603	—		612,857
Proceeds from disposal of property and equipment	—	—	—	65	—		65
Purchase of investments	(3)	(591,080)	(126,735)	(392,000)	—		(1,109,818)
Cash paid to inter-companies	(427,288)	(107,097)	(105,000)	(21,903)	661,288	(1)	—
Cash received from inter-companies	7,125	200,000	208,300	8,851	(424,276	) (1)	—
Net cash provided by (used in) investing activities	(420,119)	(498,177)	123,492	59,755	237,012		(498,037)
Financing activities:
Proceeds from the IPO, net of underwriting discounts and commissions	447,967	—	—	—	—		447,967
Payments of listing expenses relating to the IPO	(9,783)	—	—	(4,672)	—		(14,455)
Cash received from inter-companies	—	473,191	107,097	81,000	(661,288	) (1)	—
Cash paid to inter-companies	—	(75,276)	(200,000)	(149,000)	424,276	(1)	—
Net cash provided by (used in) financing activities	438,184	397,915	(92,903)	(72,672)	(237,012)		433,512
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(3,482)	5,331	189	—	—		2,038
Net increase (decrease) in cash, cash equivalents and restricted cash	14,741	(113,785)	105,744	(66,998)	—		(60,298)
Cash and cash equivalents at the beginning of the year	4,922	478,443	101,719	114,307	—		699,391
Cash, cash equivalents and restricted cash at the end of the year	19,663	364,658	207,463	47,309	—		639,093

	Year Ended December 31, 2023
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	(2,191)	61,826	65,598	(79,526)	—		45,707
Investing activities:
Purchase of property and equipment	—	(979)	—	(2,106)	—		(3,085)
Proceeds from maturities of investments	34,469	180,505	191,578	322,172	—		728,724
Proceeds from maturity of term deposit	—	36,152	—	—	—		36,152
Proceeds from disposal of property and equipment	—	—	—	176	—		176
Purchase of term deposit	—	(918)	—	—	—		(918)
Purchase of investments	—	(180,000)	(170,000)	(385,000)	—		(735,000)
Cash paid to inter-companies	(34,427)	(101,887)	(219,001)	(5,100)	360,415	(1)	—
Cash received from inter-companies	7,046	113,708	111,201	1,005	(232,960	) (1)	—
Net cash provided by (used in) investing activities	7,088	46,581	(86,222)	(68,853)	127,455		26,049
Financing activities:
Payments of listing expenses relating to the IPO	—	—	—	(359)	—		(359)
Cash received from inter-companies	—	93,528	101,887	165,000	(360,415	) (1)	—
Cash paid to inter-companies	—	(56,253)	(113,707)	(63,000)	232,960	(1)	—
Net cash provided by (used in) financing activities	—	37,275	(11,820)	101,641	(127,455)		(359)
Effect of foreign currency exchange rate changes on cash and cash equivalents	25	5,795	30	—	—		5,850
Net increase (decrease) in cash and cash equivalents	4,922	151,477	(32,414)	(46,738)	—		77,247
Cash and cash equivalents at the beginning of the year	—	326,966	134,133	161,045	—		622,144
Cash and cash equivalents at the end of the year	4,922	478,443	101,719	114,307	—		699,391

	Year Ended December 31, 2022
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	(1,694)	(5,052)	(192,274)	112,203	—		(86,817)
Investing activities:
Purchase of property and equipment	—	—	(256)	(3,169)	—		(3,425)
Proceeds from maturities of investments	3,388	65,804	615,303	66,153	—		750,648
Proceeds from maturity of term deposit	—	911,772	—	—	—		911,772
Proceeds from disposal of property and equipment	—	—	—	181	—		181
Purchase of term deposit	—	(406,355)	—	—	—		(406,355)
Purchase of investments	(1,694)	(65,516)	(603,231)	(121,000)	—		(791,441)
Cash paid to inter-companies	—	(189,042)	—	—	189,042	(1)	—
Net cash provided by (used in) investing activities	1,694	316,663	11,816	(57,835)	189,042		461,380
Financing activities:
Cash received from inter-companies	—	—	189,042	—	(189,042	) (1)	—
Net cash provided by (used in) financing activities	—	—	189,042	—	(189,042)		—
Effect of foreign currency exchange rate changes on cash and cash equivalents	—	11,381	17,673	—	—		29,054
Net increase in cash and cash equivalents	—	322,992	26,257	54,368	—		403,617
Cash and cash equivalents at the beginning of the year	—	3,974	107,876	106,677	—		218,527
Cash and cash equivalents at the end of the year	—	326,966	134,133	161,045	—		622,144

Note:

(1)	To eliminate the cash flows that have occurred among the Parent, the WFOE, the VIE and its subsidiaries, and the other subsidiaries.

A.	[RESERVED]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	We are highly dependent on the future growth and proliferation of the on-demand delivery industry, which is new, rapidly evolving, and difficult to predict.

●	Our business and growth are dependent on individual consumption level and local retail in China.

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operation.

●	We face intense competition, and if we fail to compete effectively against current and future competitors, our business and results of operation may be adversely affected.

●	Changes to our pricing could adversely affect our competitiveness and our ability to attract or retain customers.

●	Our limited operating history and evolving business model in a developing market make it difficult to evaluate our business and future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

●	We cannot assure you that we will be able to achieve or maintain profitability in the future.

●	If we fail to attract new individual and business customers to our business cost-effectively, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

●	The status of our Flash-Riders as independent contractors has been and may continue to be challenged. A reclassification of our Flash-Riders’ status could materially and adversely affect our business, financial condition, and results of operations.

●	Our dependence on Flash-Riders to provide dedicated courier services may impact the quality of our services.

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Corporate Structure

We are subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	BingEx Limited is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we and the VIE could be subject to severe penalties or we could be forced to relinquish our interests in those operations. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIE, and its nominee shareholders, as a whole, have not been tested in a court of law in China. Our holding company, our PRC subsidiaries, the VIE, and investors of BingEx Limited face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For more details, see “—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

●	Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE stakeholders may fail to perform their obligations under our contractual arrangements.

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

●	We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the VIE, which could render us unable to conduct some or all of our business operations and constrain our growth.

●	The shareholders, directors and officers of the VIE, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.

Risks Relating to Doing Business in China

We are subject to risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Our business and results of operations may be affected by changes in China’s economic, political or social conditions, or government policies.

●	The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time. It may exert control over our business, which could result in a material change in our operations and/or the value of our ADSs. It may also exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless. For more details, see “—Risks Relating to Doing Business in China—Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs.”

●	The PRC legal system is a civil law system based on written statutes, and decided legal cases may be cited for reference but have less precedential value. The legal system in China evolves rapidly, and the interpretations of many laws, regulations and rules may change from time to time. Certain PRC laws, regulations, and legal requirements are constantly changing and may change with little advance notice. In addition, their interpretation and enforcement involve uncertainties. For more details, see “—Risks Relating to Doing Business in China—There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

Risks Relating to Our ADSs

We are subject to risks and uncertainties related to our ADSs, including, but not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

●	Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Relating to Our Business and Industry

We are highly dependent on the future growth and proliferation of the on-demand delivery industry, which is new, rapidly evolving, and difficult to predict.

We operate in a new and rapidly evolving industry. Our business and growth are highly dependent on the future growth and proliferation of the on-demand delivery industry in China, which could be affected by many factors beyond our control.

The on-demand delivery industry in China could be affected by the sophistication of logistics technologies that improve operational efficiency, enhanced picking and fulfillment capability, preservation of freshness in transportation, and increasing level of time sensitivity and safety sensitivity of individual senders and business entities.

In addition, the revenue growth and profitability of our business depend on the demand for express delivery services generally and for on-demand delivery industry in particular. Changes in government policies, laws and regulations governing the delivery industry can influence the growth of the on-demand delivery industry in China. As the on-demand delivery industry is new and rapidly evolving, uncertainties exist as to how new policies, laws and regulations would shape the industry. The market for, and adoption of, on-demand delivery services may not grow as expected. It is difficult to predict customer adoption rates, demand for on-demand delivery services, the growth and sustainability of our addressable market, the entry of competitive services or the success of existing competitive services. Our ongoing success depends on our ability to continue to adapt to evolving industrial trends and standards, modify our strategies, optimize marketing strategies and satisfy changing regulatory requirements and customer demands. If the on-demand delivery industry in China fails to develop as we expect, our business and growth could be materially and adversely affected.

The on-demand delivery industry is also highly sensitive to changes in macroeconomic conditions. For example, delivery spending tends to decline during economic recessions. Many factors beyond our control, including inflation and deflation, fluctuations in currency exchange rates, volatility of stock and property markets, interest rates, tax rates, and other government policies and changes in unemployment rates can adversely affect customer preference and spending behavior in the on-demand delivery industry, which could materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil, and social instability, may also adversely affect customer preference and spending, which could in turn negatively impact our growth and profitability.

Our business and growth are dependent on individual consumption power and local retail in China.

We generate our order volume by serving individual customers, as well as local businesses that rely on our services to fulfill orders placed by their customers. Our business and growth are dependent on the viability, sustainability, and prospects of individual consumption power and local retail in China.

Any uncertainties relating to the growth of and regulatory environment affecting individual consumption power and local retail in China could have a considerable impact on us. The sustainability of individual consumption power and local retail in China is affected by a number of factors, most of which are beyond our control. These factors include, but are not limited to:

●	the growth of broadband and mobile internet penetration and usage in China;

●	the consumption power and disposable income of consumers in China, as well as changes in demographics and consumer tastes and preferences;

●	the availability, reliability, and security of local retail and e-commerce platforms;

●	the selection, price, and popularity of products offered on local retail and e-commerce platforms;

●	the emergence of alternative channels or business models that better suit the needs of consumers in China;

●	the development of fulfillment, payment, and other ancillary services associated with local retail and e-commerce; and

●	changes in laws and regulations, as well as government policies that govern local retail and e-commerce in China.

Any harm to our brand or reputation may materially and adversely affect our business and results of operation.

We believe that building a strong brand and reputation as an effective, safe, reliable, and socially responsible service provider is critical to our business and competitiveness. The brand recognition and reputation of our “FlashEx” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified or based on isolated incidents, such as complaints and accidents in relation to customer or rider experience, quality of delivery services provided by our Flash-Riders, and actual or perceived deterioration of our service quality could undermine the trust and credibility we have established, tarnish our reputation, and reduce the value of our brand, which might negatively impact our ability to attract new customers or retain existing customers. See “—Failure to deliver orders with efficiency could damage our reputation and harm our business.” Our competitors may fabricate complaints or negative publicity about us and our Flash-Riders for the purpose of vicious competition. In addition, complaints regarding illegal, negligent, reckless or otherwise inappropriate behavior of our Flash-Riders could also materially and adversely harm our reputation and brand. See “—Our dependence on Flash-Riders to provide dedicated courier services may impact the quality of our services.” With the increased use of social media, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive public awareness of our services, it may be difficult to maintain and grow our customer base, and our business, results of operations, and growth prospects may be materially and adversely affected.

We face intense competition, and if we fail to compete effectively against current and future competitors, our business and results of operation may be adversely affected.

The markets for on-demand dedicated courier delivery is highly competitive and characterized by rapid market changes and technology evolution, giving rise to new market entrants and well-funded competitors and the introduction of new business models disruptive to our business. For more information related to the competitive landscape of China’s on-demand delivery services industry, see “Item 4. Information on the Company—B. Business Overview—Competition.” There are multiple existing market players that provide on-demand delivery services and there may be new entrants emerging, and these market players compete to attract, engage and retain customers. They may be well-established and be able to devote greater financial, technical or marketing resources to the development, promotion and sale of offerings than we do, which could adversely affect our results of operations. If we cannot equip ourselves with the necessary resources and skills to attract, retain and engage existing and new customers, we may lose market share as competition increases. In addition, we must monitor competitors’ pricing, be prepared to adjust our own pricing and offerings, and efficiently control costs to maintain our margins and market share.

Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, certain large retailers may build or further develop their own on-demand delivery network leveraging on their established delivery capacities in selected high-density cities in order to gain control of the consumer touchpoint and to create synergies with their businesses. They may even expand to serve local e-commerce platforms and compete with us for qualified riders and personnel. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken, or fail to improve, and we could experience a decline in growth that could adversely affect our business, financial condition, and results of operations.

Changes to our pricing could adversely affect our competitiveness and our ability to attract or retain customers.

Although we target customers who often prioritize delivery speed and safety over price, demand for our services is nonetheless still sensitive to delivery price, the rates for time and distance, and the customer incentives we provide. Many factors, including operating costs, legal and regulatory requirements or constraints and our current and future competitors’ pricing, and marketing strategies, could significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, comparable services with lower prices. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new riders more effectively than we do. Although we do not intend to compete with aggressive pricing policies which are not beneficial to long-term growth, there can be no assurance that we will not be forced, through competition, regulation or otherwise, to reduce the price of delivery for customers, increase the customer incentives we provide, or increase our marketing and other expenses to attract and retain customers in response to competitive pressures.

Further, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that reclassifies a rider as our employee, may require us to revise our pricing methodologies to account for such a change to rider reclassification which may result in significant increase in our operation costs. While we do and will attempt to set prices and pricing packages based on our past operating experience, our assessments may not be accurate or there may be errors in the pricing calculations used and we could be underpricing or overpricing our services. Any such changes to our pricing or our ability to efficiently price our services could adversely affect our ability to attract or retain individual and business customers, as well as our business, financial condition, and results of operations.

Our limited operating history and evolving business model in a developing market make it difficult to evaluate our business and future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

We commenced our commercial operations in 2014. Given our limited operating history and evolving business model in a developing market, it is difficult to predict our future revenues and appropriately budget for our costs and expenses, and the evaluation of our business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our evaluation or we adjust our estimates in future periods, our results of operations and financial position could be materially affected and the investors’ perceptions of our business and future prospects could differ materially from their expectations and the market price of our ADSs could decline.

We have been actively exploring boundaries and expanding our services. Our evolving business makes it difficult to evaluate the risks and challenges we may encounter. The risks and uncertainties we may face include challenges to our ability to successfully maintain high quality services as we expand our customer bases, to attract new individual and business customers in a cost-effective manner, to anticipate and respond to macroeconomic changes and changes in local markets where we operate, to successfully expand our geographic reach, to forecast our revenue and manage capital expenditures for our current and future operations, and to comply with existing and new laws and regulations applicable to our business. If we fail to address the risks and challenges that we face, our business, financial condition, and results of operations could be adversely affected.

We cannot assure you that we will be able to achieve or maintain profitability in the future.

We have a history of net losses and negative cash flows from operating activities. We incurred a net loss of RMB180.4 million in 2022, a net income of RMB110.5 million in 2023 and a net loss of RMB146.5 million (US$20.1 million) in 2024. The achievement of profitability in 2023 was largely attributable to an increase in other income from RMB9.2 million in 2022 to RMB74.3 million in 2023, which was mainly due to the increase in government grants determined at the discretion of the relevant governmental authorities. While we have positive operating cash flows in 2023 and 2024, we incurred net cash used in our operating activities of RMB86.8 million in 2022.

We cannot assure you that we will be able to achieve or maintain profitability or maintain positive cash flow in the future. Our costs and expenses will likely increase in the future as we expect to enhance our on-demand dedicated courier capabilities, expand customer base in existing market and penetrate into new markets, and continue to invest and innovate in our technology infrastructure. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures, and affect our profitability. In addition, these efforts may be more costly than we expect and may not result in increased revenue or growth in our business.

Our ability to achieve and maintain profitability depends on our ability to improve our market position and profile, expand our customer base, maintain high quality services, increase our operational efficiency and obtain financing, which may be affected by numerous factors beyond our control. If we are unable to generate adequate revenue growth and manage our costs and expenses, we may not be able to achieve and maintain profitability or achieve and maintain positive cash flow consistently, which may impact our business growth and adversely affect our financial condition and results of operations.

If we fail to attract new individual and business customers to our business cost-effectively, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

Our success depends partially on our ability to cost-effectively attract new customers to our business and to maintain relationships with existing customers. We must continue to provide customers with on-demand dedicated courier services that are efficient, safe, and reliable. If we fail to provide the services comparable or superior to those of our competitors, we may fail to attract new customers to our business, or to maintain relationships with existing customers. Our business customers such as small-to-medium enterprises and chain merchants may also choose our competitors if they charge lower service fees, or if our competitors provide more types of or more efficient services.

The extent to which we are able to maintain and strengthen the attractiveness of our services to our individual and business customers also depends on our ability to maintain and strengthen our brand and reputation, which associates FlashEx with high-quality delivery services. For example, if customers are unsatisfied with the services performed by our Flash-Riders, our ability to attract new customers, or to maintain relationships with existing customers could be adversely affected.

The status of our Flash-Riders as independent contractors has been and may continue to be challenged. A reclassification of our Flash-Riders’ status could materially and adversely affect our business, financial condition, and results of operations.

We rely on the Flash-Riders to provide on-demand dedicated courier services to orders placed through FlashEx. We generally treat such Flash-Riders as independent contractors, instead of our employees.

However, we have been subject to and may continue to be subject to claims, lawsuits, arbitration proceedings, administrative actions and other legal and regulatory proceedings seeking to reclassify Flash-Riders as our employees (or as workers or quasi-employees where those statuses exist), rather than as independent contractors. The status of Flash-Riders has been challenged in a few instances historically. We have taken certain measures to clarify their independent-contractor status such as modifying our service agreement with Flash-Riders. Nevertheless, we may not be successful in defending the classification of Flash-Riders in some or all proceedings as laws and regulations that govern the status and classification of independent contractors and their interpretations are subject to changes depending on the facts and circumstances, which can create uncertainty and unpredictability, and may lead to unfavorable results for us. Furthermore, the costs associated with defending, settling, or resolving pending and future lawsuits (including demands for arbitration) relating to the classification of Flash-Riders have been and may continue to be material to our business.

A determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, or any change to relevant laws or regulations that classifies a rider of a delivery service provider as an employee, may harm our business, financial condition, and results of operations, including as a result of: (i) monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages, unpaid employee benefits, social security contributions and housing provident funds, expense reimbursement, statutory and punitive damages, penalties, and government fines; (ii) claims for employee benefits, social security, workers’ compensation and unemployment; (iii) other claims, charges or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; (iv) harm to our reputation and brand; (v) inefficient utilization of rider resources when the demand is not at peak under an employee model; and (vi) loss of attractiveness to riders given the loss of flexibility under an employee model. Further, any such reclassification may require us to significantly alter our pricing methodologies and business model, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, regulatory agencies or courts may hold us liable for personal injuries, casualties, and property damages caused by Flash-Riders to third parties or any severe personal injuries, casualties, or property damages occurred to such Flash-Riders, which may subject us to significant additional expenses resulting from the potential application of labor and employment laws to compensate third parties or Flash-Riders, as well as governmental penalties or other legal sanctions, without making a decision on Flash-Riders’ status, and could adversely affect our business, financial condition, and results of operations.

Our dependence on Flash-Riders to provide dedicated courier services may impact the quality of our services.

We do not employ any Flash-Riders. We depend on Flash-Riders to provide dedicated courier services to our individual and business customers, and our commitment to high-quality and secure delivery substantially depends on Flash-Riders whose actions are not fully controlled by us. Any shortcoming in services of Flash-Riders, such as extended delays in delivery due to human error, loss of goods because of negligence or theft, inappropriate attitude toward senders or receivers, or any other failure to meet customer expectations or requirements, may be attributed to us and adversely affect our service quality, resulting in disputes and harming our business and reputation.

We may be unable to protect or provide a safe environment for our delivery services as a result of certain actions by Flash-Riders. Such actions may result in injuries, property damage, business interruption, or significant liabilities for us. If Flash-Riders engage in criminal, violent, inappropriate, or dangerous activities, transfer dangerous goods, or use our service as a conduit for criminal activities, our individual and business customers may not consider our service safe, and we may be subject to negative publicity as a result of our business relationship with such Flash-Rider, which would adversely impact our brand, reputation, and business.

Although we have established a comprehensive system of service protocols for Flash-Riders and entered into contracts with them or agreed with them on terms for delivery services, we may not be able to exercise the same level of supervision over their conduct as we would if they were our employees. In the event of any unsatisfactory performance, lack of certain qualifications or licenses, misconduct, or illegal actions by Flash-Riders in completing orders placed by individual and business customers, the disputes resulted from such actions may involve us and we may suffer reputational and incur liabilities.

We conduct thorough background checks for Flash-Riders and implement strict Flash-Rider management. We also continuously monitor Flash-Riders’ behaviors. However, we cannot assure you that our background check process is able to verify the accuracy of all the information provided by Flash-Riders.

We engage outsourced delivery agencies in a number of cities to provide Flash-Riders for our operations and may be liable for violations of applicable PRC labor laws and regulations by the outsourced delivery agencies.

We have recruited a small portion of Flash-Riders from outsourced delivery agencies who send their independent contractors or employees to work as Flash-Riders in a number of cities in China and may continue to do so. We enter into agreements with the outsourced delivery agencies and do not have any employment relationship with these Flash-Riders. We have strived to only engage certain scrutinized agencies and outsource monetarily insignificant orders. However, since these Flash-Riders are not directly employed by us, our oversight over them may be limited. If any Flash-Riders fail to perform in accordance with instructions, policies, and business guidelines for item pick-up or delivery set forth by us and the outsourced delivery agencies, our reputation, business, and results of operations could be materially and adversely affected.

Our agreements with the outsourced delivery agencies provide that we are not liable to the Flash-Riders if the outsourced delivery agencies fail to fulfill their contractual duties to these Flash-Riders. However, if the outsourced delivery agencies violate any relevant PRC laws and regulations, including labor, employee benefits, housing provident funds, and social security insurance, or their employment agreements with riders, these Flash-Riders may file claims against us as they provide their services for our operations. As a result, we may incur legal liability, and our reputation, business, financial condition, and results of operations could be materially and adversely affected.

Failure to deliver orders with efficiency could damage our reputation and harm our business.

We are devoted to delivering orders placed through FlashEx with efficiency to ensure premium customer experience. However, customers of on-demand dedicated courier services are becoming more time-sensitive, privacy-sensitive, and price-sensitive, and their willingness to pay for on-demand dedicated courier may decrease if the services are not conveniently and quickly available at a reasonable price. Therefore, if we are unable to provide on-demand dedicated courier services in a timely, reliable, safe, and affordable manner, our reputation, customer loyalty, and business could be negatively affected.

We rely on our proprietary pricing and dispatching system and digitalized rider management system to support our rider management and instant rerouting based on traffic condition to estimate and ensure our delivery efficiency. However, our actual delivery time is subject to various factors that may be beyond our control, including the regional traffic conditions and weather conditions that may affect the traffic, governmental activities that block the normal delivery route and unanticipated accidents. Although our proprietary pricing and dispatching system could anticipate and simulate the optimal route and optimize the performance and efficiency of our delivery network, we may experience rider shortage in peak hours or for remote area, where delivery orders might not be accepted and picked up timely. If delivery items are not delivered on time or are delivered in a damaged condition, our customers may lose confidence in us. Our reputation and brand may be adversely damaged and we may lose customers.

Our customer base is relatively concentrated in a limited number of key cities. Negative interferences with our operations in these key cities could adversely affect our financial condition and results of operations.

We derive a substantial portion of our revenues from a limited number of key cities. Although we are expanding and diversifying our customer base and geographical reach, we still expect to be reliant on these key cities for the foreseeable future. If any of these key cities are subject to restrictive measures or other negative interferences, our services within such key cities might be adversely affected and consequently, our revenue deriving from serving the customers of these key cities may decrease.

In addition, any material negative trends of markets in these key cities could materially disrupt our operations, and our revenue and cash flows from operating activities could be significantly reduced. In the meantime, any of the foregoing risks may strain our managerial, financial, operational, and other resources. If we fail to manage such reduction in revenue, our brand and reputation could also be materially harmed.

We collect, process, and use data, including personal information. Any privacy or data security breach could damage our reputation and brand, result in negative publicity, regulatory and legal proceedings, increased cost of operations, or otherwise harm our business and results of operations.

As a technology-based company, our business generates and processes a large quantity of personal, transaction, behavioral, and demographic data. We face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or third-parties attacks or attempts to illegally obtain the data that results in any actual or perceived release of customer data could damage our reputation and brand, deter current and potential customers from using our services, damage our business, and expose us to potential legal liability or regulatory actions.

We also have access to a large amount of confidential information in our day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of an order placed and delivered with our services. The content of the delivery order may also constitute or reveal confidential information. Although we have data security polices and measures in place, we cannot assure you that the information will not be misappropriated, as a large number of Flash-Riders and our personnel handle the orders and have access to the relevant confidential information. None of the Flash-Riders are our employees, which makes it more difficult for us to implement adequate management, supervision and control over them. Any misappropriation or unauthorized access to the confidential information could result in reputational damange and legal liabilities and adversely affect our business and results of operations.

Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service suspension, removal of apps from relevant app stores or otherwise harm our business and results of operations.

We are subject to PRC laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to such data. Further, our business is subject to a variety of PRC laws and regulations regarding cybersecurity, privacy, data protection and information security, and Internet information in the PRC is regulated and restricted from a national security standpoint.

The PRC Cyber Security Law provides that personal information and important data collected and generated by operators of critical information infrastructure, or CIIOs, in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on CIIOs.

According to the Cybersecurity Review Measures promulgated by the CAC and certain other PRC regulatory authorities on December 28, 2021, which became effective and replaced the previous version of the Cybersecurity Review Measures on February 15, 2022, a CIIO purchasing network products and services that affect or may affect national security, or an internet platform operator that possesses personal data of more than one million users and seeks a listing in a foreign country, shall be subject to the cybersecurity review. Additionally, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. However, as the measures and relevant provisions were relatively new and the governmental authorities may further enact detailed rules or explanations with respect to their interpretation and implementation, it remains unclear whether we or other operators we provide services to may be identified as CIIOs. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC on such basis. If we provide or are deemed to provide network products and services to CIIOs, or if we are deemed to be a CIIO, we would be required to follow the relevant cybersecurity review procedures, and could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. Furthermore, once we are identified as a CIIO, additional obligations will be imposed on us with respect to the protection of critical information infrastructure, including the obligation to set up a special security administration department and to conduct security background review on persons in charge of such department or holding other key positions in such department.

The Data Security Law, promulgated by the Standing Committee of the National People’s Congress of China, or the SCNPC, on June 10, 2021, which took effect in September 2021, provides for data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. Non-compliance with these obligations could result in legal penalties, increased compliance costs, and potential disruptions to our data processing activities.

Furthermore, the PRC regulatory and enforcement regime regarding cybersecurity, information security, privacy and data protection is constantly evolving. On September 24, 2024, the CAC published the Measures on Network Data Security Management, or the Measures for Network Data Security, which became effective on January 1, 2025. It provides that network data processors carry out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. In addition, network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the Measures for Network Data Security allows network data processors to provide personal information overseas only if it strictly meets certain conditions. The Measures for Network Data Security also establishes certain obligations for network platform service providers, including providing users with such functions as refusing to receive pushed information and deleting user tags targeted at their personal characteristics. However, there are still uncertainties with respect to its interpretation and implementation.

In addition, the PRC government authorities have increasingly focused on and are improving the legislative system on the protection of personal information, On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Processors processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the PRC territory, all personal information collected and produced within the PRC.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, which took effect on the same date. In accordance with such regulations, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor, (ii) outbound transfer of personal information by a critical information infrastructure operator; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information (excluding sensitive personal information) of 1,000,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the current year, and (iv) other circumstances where an application for the security assessment for an outbound data transfer is required as prescribed by the national cyberspace administration authority.

For a comprehensive discussion on the aforementioned laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity and Data Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Privacy Protection.” Since these laws and regulations are relatively new, there remain uncertainties with respect to their interpretation and implementation. In addition, additional laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.

We are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Data Security Law, the Personal Information Protection Law, the Measures for Network Data Security and other laws, regulations, and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of our ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings or services could fail to meet all of the requirements imposed on us by such laws, regulations, or obligations. We have in the past received notices from the relevant governmental authorities in China requiring us to rectify and enhance our data privacy protection measures in accordance with the applicable law and regulations of the PRC. We have taken measures to rectify our data privacy protection practice, and implement a data protection and privacy policy with respect to how we collect, store, process, and use customer data and information. Apart from the aforementioned notices, we have not experienced any material breaches of any of the cybersecurity measures and we have not been subject to any penalties, fines, suspensions, or investigations from the CAC. We believe that we are in compliance with the regulations and policies that have been issued by the CAC to date in all material respects. However, as uncertainties remain with respect to the interpretation and implementation of these laws, regulations, and policies regarding cybersecurity, privacy, data protection and information security and how these laws, regulations, and policies will be implemented in practice, we cannot assure you that we will comply with such laws, regulations, and policies and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Any failure or perceived failure to comply with these laws, regulations, or policies may result in inquiries and other proceedings or actions against us by governmental authorities or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of our apps from the relevant app stores, and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and have an adverse effect on our business and results of operations.

We are subject to risks inherent in the logistics industry, including personal injuries and casualties, product damage, and transportation-related incidents.

A large volume of orders are handled and delivered by a large number of our Flash-Riders every day. We face the risks associated with carriage and transportation safety, which may result in property damages, personal injuries and casualties. Items carried and transferred by our Flash-Riders may be stolen, damaged or lost for various reasons. In particular, delivery of fresh and perishable products entails inherent risks regarding item packing and stacking, storage condition in transit, and traffic condition.

Our failure to detect and prevent unsafe, prohibited or restricted items from transmitted through our services may harm our reputation and business, and subject us to penalties and civil liabilities if any personal injuries, casualties, or property damage take place. In addition, we cannot guarantee all unsafe items, such as flammables and explosives, toxic or corrosive items, be detected and prevented from being transported, and those unsafe items may injure recipients and harm personnel and damage other properties.

Delivery of products also involves risks regarding transportation safety. We constantly have a large number of Flash-Riders in transport and most of them ride electric bicycles. From time to time, our Flash-Riders may be involved in transportation accidents, and the products and items carried by them may be lost or damaged. In addition, Flash-Riders and third parties may also suffer personal injuries and casualties, where the insurance may not fully cover the damages caused. We are regularly subject to claims, lawsuits, arbitrations and other legal proceedings seeking to hold us liable for property damages, personal injuries and casualties caused in the process of performing our on-demand dedicated courier services, which may be raised by service users and recipients, Flash-Riders and injured third parties, and the results of which cannot be predicted with certainty.

Any of the foregoing risks could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any injuries, damages or losses. Claims against us may not be covered by insurance at all. Government authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our delivery services are perceived to be unsafe by individual and business customers, which may reduce our services’ attractiveness, our business, financial condition, and results of operations may be materially and adversely affected.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas, where we commenced our operation from covering first-tier cities in China (including Beijing, Shanghai, Guangzhou, and Shenzhen, according to China Business Network, a finance media company in China) with larger populations and more demands for our independent on-demand dedicated courier services and have continued to expand our geographical reach to lower-tier cities. Our expansion into new geographical areas involves new risks and challenges associated with such new markets, such as our business model may not be acceptable to residents in lower-tier cities in China, there may be a lack of demand for on-demand delivery, the order density in those smaller, less developed areas may not be sufficient to allow us to operate in a cost-efficient manner, and we may need to adjust our pricing methodologies to adapt to local economic condition. We cannot assure that we will be able to execute on our business strategy or that our service offerings will be successful in such markets.

In addition, our lack of relevant customer profiles or familiarity with market dynamic of these areas may make it more difficult for us to keep pace with local demands and preferences. Further, there may be existing local market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition locally. Any failure in our expansion into new geographical areas could materially and adversely affect our business and prospects.

Further, as of the date of this annual report, we have only registered branch offices in 21 cities, and the rest of our local branches with premises for business operations established along with our geographic expansion have not been registered with local administrations. In addition, we may not be able to change the registered address of our subsidiaries or branches in the PRC to their operating addresses in a timely manner. In the PRC, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the State Administration for Market Regulation, or the SAMR, or its local branches at the place where the premises are located and obtain business licenses for them as branch offices. We may not be able to update the registered address for our subsidiaries or branches or register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including but not limited to fines, being listed on the List of Enterprises with Serious Illegal and Dishonest Acts and being publicized to the public. We cannot assure you that we will not be subject to penalties, orders to rectify or other administrative proceedings in this regard. If we become subject to these penalties, our reputation, business, and results of operations could be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable law, regulations, and policies may materially and adversely affect our daily operations and hinder our growth.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, and other governmental authorities in charge of the relevant categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our business operation, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See the section titled “Item 4. Information on the Company—B. Business Overview—Regulation” of this annual report for further details on the requisite approvals, licenses or permits for our business operations.

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without requisite approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As the on-demand delivery industry is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the on-demand delivery business. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses, such as courier service operation permit, or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. In addition, if we are required to renew our existing licenses or permits or update certain information contained in our existing licenses or permits, we cannot assure you that we will be able to complete such renewal or registration amendment in a timely manner, which may also cause us subject to fines and/or other penalties. Any of these and other regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations.

Any disruption to our technology systems and resulting interruptions in the availability of our applications or services could adversely affect our business and results of operations.

The satisfactory performance, reliability, and availability of our technology systems are critical to our success. We rely on our technology infrastructure, which consists of a proprietary pricing and dispatching system, a digitalized rider management system, a mobile application, Mini-Programs and API. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and customers may experience service outages and delays in accessing and using our mobile application or Mini Programs as we seek to source additional capacity. In addition, we may experience surges in online traffic and generally as we scale, which can put additional demand on our mobile application, Mini Programs or API at specific times. Any disruption to our technology systems and resulting interruptions in the availability of our website, applications or services could adversely affect our business and results of operations.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our mobile application, Mini Programs, API or certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill orders, and the reduction of attractiveness of our services. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. Any one of such occurrences could cause severe disruption to our daily operations. If we cannot successfully execute system maintenance and repair, our business and results of operations could be adversely affected and we could be subject to liability claims.

Failure to continue to improve our technology systems or develop new technologies to adapt to changing customer needs could harm our reputation, business, and prospects.

To remain competitive, we must continue to enhance and improve the functionality of our technology systems and to develop new features to adapt to changing market trends and customer preferences. The on-demand delivery industry is characterized by rapid technological evolution, including frequent introductions of new services embodying new technologies, such as potential future commercial implementation of unattended delivery technologies of package-delivering robots. Any technology development in the on-demand delivery industry may pressure both incumbent and new market players to implement cost-effective technologies even more rapidly. Our business operations and growth prospects depend, in part, on our ability to identify, develop, acquire or license advanced technologies and respond to technological innovations and emerging industry practices in a cost-effective and timely way.

In addition, we must regularly improve and upgrade our technology systems to keep pace with increased orders or expanded service offerings to ensure more efficient capacity management through an integrated information flow through our entire network. However, while we have continually enhanced our proprietary technology systems, we may fail to execute technology improvements corresponding to our business expansion or developing new technologies to adapt to changing customer needs and industry breakthrough and the failure to do so could harm our reputation and business and may also impede our growth.

We have invested in the development of new technologies and business initiatives and obtained or applied for registered patent rights supporting various aspects of our operations. We have invested and may continue to invest significant amount of capital to fund research and development projects for new technologies. However, the development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer needs or emerging industry standards and any failure to do so may render our services less competitive or attractive, and our reputation, business, and prospects may be materially and adversely affected.

We are regularly subject to claims, lawsuits and other proceedings that may adversely affect our reputation, business, and results of operations.

We are regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, labor and employment, commercial disputes, customer complaints, intellectual property disputes, breach of contract, unfair competition, compliance with regulatory requirements and other matters. We may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new business offerings. We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of individual and business customers and our Flash-Riders. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our reputation and brand, business, financial condition, and results of operations. In addition, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could also harm our business, financial condition, and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We purchase personal accident insurance for all Flash-Riders to cover each order. We also offer the option for Flash-Riders to purchase daily third-party personal injury and property damage insurance before the Flash-Rider responds to the first order assigned to him or her every day. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more details. We may be required to pay higher premiums for the coverage we obtain. For these insured risks, there can be no assurance that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we face claims in excess of our applicable aggregate coverage limits for insured risks, we would bear any excess and the compensated amount could be significantly less than our actual loss. Any material or extended business disruption may result in substantial costs and expenses and the diversion of our resources, financial, managerial, or otherwise, which could have an adverse effect on our business, results of operations, financial condition, and prospects.

We depend on data centers and cloud computing services provided by third parties and any disruption in the operation of these facilities could adversely affect our business.

We depend on several third-party applications and services to ensure the smooth performance of certain key functions of our business. For example, we host our services on servers and network infrastructure rented from third-party cloud computing vendors. In addition, we collaborate with or receive open source software services from online map providers, social media access portal provider for embedding our Mini-Programs, and payment processing providers.

Any interruption or delay, most of which are beyond our control, in the functionality of these third-party applications and services may lead to our system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill orders. In addition, if any third-party application and service providers withdraw their authorization to us, or their services become limited, restricted, curtailed or less effective in any way or become unavailable to us for any reason, our business may be materially and adversely affected. We may not be able to promptly find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all, which may materially and adversely affect our business, financial condition, and results of operations.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept a wide variety of payment methods, including bank transfers and online payments through various third-party online payment platforms such as Weixin Pay and Alipay, in order to ensure a smooth customer experience. For certain payment methods, we pay varying service fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept.

We are also subject to various regulations, rules and requirements, regulatory or otherwise, governing online payment processing and fund transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customer, process electronic fund transfers or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

Customer experiences on mobile devices depend upon effective use of our mobile applications, third-party platforms and third-party mobile operating systems that we do not control.

Customers generally place orders via our mobile applications, Mini Programs and API-connected third-party systems using mobile devices, and we expect this trend to continue. In particular, our Flash-Riders primarily rely on our mobile applications to plan, track and adjust the delivery route while on transportation, which can be tracked in real time by our customers. To optimize the mobile real-time item tracking and locating experience, we are somewhat dependent on the download and effective use of our mobile applications and Mini-Programs by our customers on their mobile devices. We are further dependent on the interoperability of our mobile applications with third-party mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our mobile applications could adversely affect the usage of our sites on mobile devices.

As new mobile devices and operating platforms are released, we may experience delay or difficulties in updating and integrating our mobile applications for these alternative devices and platforms and we may need to devote significant resources to the development, support and maintenance of such applications. Problems may also arise with our relationships with providers of mobile operating systems or mobile application download stores, such as our applications may receive unfavorable treatment compared to competing applications on the download stores. In the event that it becomes difficult for our customers to access and use our applications, programs and platforms on their mobile devices, our customer growth could be harmed and our business and results of operations may be adversely affected.

Our operating results are subject to seasonality, which could result in volatility or have an adverse effect on the market price of our ADSs.

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with the delivery industry in China. We typically experience a seasonal surge in delivery orders during the fourth quarter each year. On the contrary, activity levels across our business lines are typically lower around weekends and Chinese national holidays, including Chinese New Year in the first quarter of each year and National Day in the first week of October, primarily due to weaker customer and rider activity levels during these holiday seasons.

Seasonality also makes it challenging to accurately and timely estimate customer demands and manage our capacity accordingly. We make planning and spending decisions, including rider management based on our estimates of customer demand. Failure to meet demand associated with the seasonality in a timely manner may adversely affect our financial condition and results of operations. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, our results of operations and the trading price of our ADSs may fluctuate from time to time due to seasonality.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition, and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture.

If we are unable to attract, train and retain qualified personnel, as well as Flash-Riders, or if we experience any large-scale labor unrest, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical and operational personnel with expertise in the on-demand delivery industry or other areas we expand into. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. However, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees that we will need in order to achieve our strategic objectives.

We also intend to expand our Flash-Riders base. However, if we are unable to manage delivery capacity effectively, optimize dispatching process, provide incentives to or increase delivery charges for less favorable delivery tasks, or fully utilize Flash-Riders’ delivery capacity in a timely manner, we may not be able to attract and retain Flash-Riders as independent contractors, resulting in insufficient delivery resources, increased costs, and lower delivery service quality in certain regions of our network.

We and the outsourced delivery agencies we engage have been subject to labor disputes initiated by our or the outsourced delivery agencies’ employees from time to time, although none of them, individually or in the aggregate, had a material adverse impact on us. We expect to continue to be subject to various legal or administrative proceedings related to labor dispute in the ordinary course of our business, due to the magnitude of labor force involved in our network. Any large-scale labor unrest directed against us or the outsourced delivery agencies could directly or indirectly prevent or hinder our normal operating activities, and if not resolved in a timely manner, lead to delays in our fulfillment performance. We and the outsourced delivery agencies are not able to predict or control any large-scale labor unrest, especially those involving labor not directly employed by us. Further, large-scale labor unrest may affect general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, financial condition, and results of operations.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2015 and a share incentive plan in 2024. For the years ended December 31, 2022 and 2023, we did not record any share-based compensation expenses. For the year ended December 31, 2024, we recorded share-based compensation expenses of RMB160.0 million. As of February 28, 2025, options to purchase 4,361,381 Class A ordinary shares and 5,371,000 restricted share units held by our employees and directors remained outstanding. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Any deficiencies in public telecommunication and internet infrastructure could impair the functioning of our technology system and the operation of our business.

Our business depends on the performance, reliability, and security of the public telecommunications and internet infrastructure. Currently, substantially all of our sale of services are generated online through our FlashEx user interfaces such as mobile application, Mini Programs, and API-connected third-party systems. Therefore, the satisfactory performance, reliability, and availability of our user interfaces are critical to our success and our ability to attract and retain individual and business customers. The reliability and availability of our user interfaces depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to individual and business customers could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give users access to our user interfaces. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platforms. Service interruptions prevent customers from accessing our user interfaces and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers, harming our operating results. In addition, we have limited control over the service fees charged by telecommunication and internet operators. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected.

The operations of our business are subject to PRC laws and regulations, many of which are evolving. If we fail to comply with such laws and regulations or manage the increased costs associated with such laws and regulations, our business and results of operations could be adversely affected.

Our business is subject to governmental supervision and regulation by relevant PRC governmental authorities, including but not limited to the MIIT, the SAMR, the MOFCOM, the CAC and SAFE. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, including but not limited to online and mobile commerce, internet content provision, cybersecurity and privacy laws, labor and employment, intellectual property, taxation, competition, mobile application accessibility and personal injury, and we may fail to fully comply with these regulations. Local regulatory authorities conduct periodic inspections, examinations, and inquiries in respect of our compliance with relevant regulatory requirements. In addition, regulatory bodies may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. For example, under the Postal Law, which was most recently amended on April 24, 2015, courier service refers to the delivery activities that is rapidly completed within the promised time limit, including the steps of collecting items, sorting, transportation, and delivery. As the on-demand dedicated courier services we provide do not fully fall under the definition of the courier service, we do not believe we need to obtain a courier service operation permit. However, there are uncertainties regarding the government’s interpretation of the requirement. If we are deemed to provide courier service without required permit, we may be considered in violation of the laws and regulations relating to courier service. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Service” for more details. If we fail to comply with these laws and regulations, we may be exposed to penalties, fines, the suspension or revocation of our licenses or permits to conduct business, administrative proceedings and litigation.

In addition, new laws and regulations may be enforced from time to time and uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, currently there is no clear regulatory authority or laws and regulations governing our on-demand dedicated courier services as such industry is relatively nascent and is at its early stage of development. We expect to experience strengthened regulatory environment along with rapid industrial evolution. If the regulatory or administrative authorities impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating on-demand dedicated courier services in the future, we will be subject to fines and penalties due to any non-compliances, increased future compliance costs, heightened challenges and uncertainties, and restrictions upon our current or future operations.

Furthermore, on February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, namely, general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines, and implementations, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations, and business prospects.

In addition, our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of Flash-Riders to provide us with their services. If we are unable to manage these risks, our business and results of operations could be materially and adversely affected.

We may require additional capital to support the growth of our business, and this capital might not be available to us when desired, on reasonable terms or at all.

To effectively compete, we may require additional funds to support the growth of our business and allow us to invest in new markets, technologies, and offerings. We anticipate that our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our services or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed, we may be unable to meet the demands of existing and prospective individual and business customers, which would adversely affect our business, financial condition, and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. If we incur debt to finance our business, we may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments would reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments. Additional fundraising may also subject us to operating and financing covenants that may restrict our business and operations. As a result, we may be less able to implement our business strategy, more vulnerable to downturns in our business, the industry, or in the general economy, have less flexibility in planning for, or reacting to, changes in our business and the industry, and be unable to take advantage of business opportunities as they arise.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our intellectual property.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, we rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

With respect to intellectual property rights, laws and regulations are subject to judicial interpretation and enforcement and may not always be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our services or other aspects of our business. There could also be existing patents of which we are not aware that we may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our business, if any such holders exist, would not seek to enforce such patents against us. Further, the application and interpretation of the patent laws and the procedures and standards for granting patents we are subject to are evolving and subject to uncertainties, and we cannot assure you that relevant courts or regulatory authorities would agree with our analysis based on their judgments and application of laws. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations, and financial condition.

Our business is sensitive to economic conditions. A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Our business depends substantially on the general economic conditions of China. Changes in international, regional or domestic economic conditions, rising interest rates, fiscal or political uncertainty, policy adjustments, market volatility, disruption to the global capital or credit markets, or the public perception that any of these events is likely to occur may have a negative impact on the on-demand delivery related industry in China, which in turn will have material and adverse effects on us.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce spending with us, while we may have difficulty expanding our customer base or order volume fast enough, or at all, or to offset the impact of decreased spending by our existing customers.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. For example, we have seen a declined delivery demand on certain categories of goods during the periods when the impact of COVID-19 was severe, and our results of operations were adversely affected. The occurrence of a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, and results of operations. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or Chinese economy in general. Our operations could also be severely disrupted if our customers, suppliers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

Although cross-border business may not be an area of our focus as of the date of this annual report, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade and investments may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries.

In addition, the U.S. government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that BingEx Limited would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other requirements and procedures to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. Therefore, we are required to provide information to the relevant PRC authorities before we can provide such information to overseas regulatory authorities. On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, pursuant to which, the working papers and other files produced in mainland China by securities companies and securities service institutions that provide mainland China domestic companies with relevant securities services during the overseas securities offering and listing by such domestic companies shall be stored in mainland China. If overseas securities regulators propose to carry out investigation, evidence collection or inspection on domestic companies, or relevant securities companies or securities service institutions, such activities shall be carried out through the cross-border regulatory cooperation mechanism. The domestic companies, securities companies and securities service institutions shall obtain approvals from the CSRC or relevant mainland China authorities before cooperating with overseas securities regulators in their investigations and inspections or providing materials to them. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the PRC territory is allowed to provide any foreign judicial body and law enforcement body with any data or any personal information stored within the PRC territory without the approval of the relevant PRC governmental authority. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China, and restrictions on provision of documents, materials, data and/or personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Since then, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, we do not expect to be identified so after we file this annual report on Form 20-F. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our ADSs.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. In the course of preparing and auditing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the PCAOB.

The material weakness identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weakness that has been identified and continues to exist or other material weaknesses that may be identified in the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Relating to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as provision of internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) which took effect and replaced the previous version on November 1, 2024, by the National Development and Reform Commission, or the NDRC, and the MOFCOM, and other applicable laws and regulations. In addition, on April 8, 2024, the MIIT issued the Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services, which provides, among others, the removal of foreign ownership ratio restrictions for specific value-added telecommunications services, including (i) the Internet data centers (IDC), (ii) the content delivery networks (CDN), (iii) the Internet access services (ISP), (iv) the online data processing and transaction processing services, (v) the information release platform and transmission services (excluding internet news information, online publishing, online audio-visual, and internet cultural operation services), and (vi) information protection and processing services, in the pilot areas of Beijing, Shanghai, Hainan, and Shenzhen. Foreign-invested companies that plan to carry out the aforementioned value-added telecommunications services in such pilot areas and meet specific business operation requirements should apply to the MIIT for a pilot approval of value-added telecommunications business operations. The MIIT will have discretion as to whether to grant the license. However, there remains substantial uncertainties as to whether and what qualification requirements will be imposed on or applied to, a foreign investor with respect to holding equity interest in a value-added telecommunications services provider in China, as well as with the interpretation and implementation of existing and future regulations in this regard.

We are a company incorporated under the laws of the Cayman Islands. To comply with PRC laws and regulations, we conduct our internet-related business through the VIE incorporated in China. The VIE is owned by PRC citizens who are our founders, with whom we have contractual arrangements. The contractual arrangements enable us to obtain substantially all of the economic benefits arising from the VIE as well as consolidate the financial results of the VIE in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The VIE holds the licenses, approvals, and key assets that are essential for the operations of certain of our businesses.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of the WFOE and the VIE in China do not violate any explicit provision of applicable PRC laws, regulations, or rules currently in effect, and (ii) subject to the risks as disclosed in “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure,” each agreement of the contractual arrangements among BingEx Limited, our WFOE, the VIE and its shareholders governed by PRC laws is valid, binding, and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and does not violate any explicit provisions of applicable PRC laws currently in effect. However, there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of Han Kun Law Offices. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among BingEx Limited, our WFOE, the VIE, and its shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoke the agreements constituting the contractual arrangements;

●	revoke our business and operating licenses;

●	require us to discontinue or restrict operations;

●	restrict our right to collect revenue;

●	restrict or prohibit our use of the proceeds from our initial public offering or other financing activities to fund our business and operations in China;

●	shut down all or part of our websites, apps, or services;

●	levy fines on us or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

●	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff, and assets;

●	impose additional conditions or requirements with which we may not be able to comply; or

●	take other regulatory or enforcement actions that could be harmful to our business.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conducts a substantial proportion of, and performs critical functions in, our operations. In addition, we and our principal shareholders are subject to pre-reporting requirement from the relevant regulatory authorities for any change of control.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. At the press conference held for the Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies. If we fail to complete the filing with the CSRC in a timely manner or at all for any future offerings, listing or any other capital raising activities which are subject to the filing requirements under the Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which conducts a substantial portion of our operations. Our holding company in the Cayman Islands, the VIE, and investors of BingEx Limited face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

Furthermore, any of the equity interest in the VIE under the name of any record shareholder of the VIE may be put under court custody in connection with litigation, arbitration, or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interest will be disposed of in accordance with the contractual arrangements. In addition, new PRC laws, rules, and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. The occurrence of any of these events or the imposition of any of these penalties may materially and adversely affect our ability to conduct internet-related businesses. In addition, if the imposition of any of these penalties causes us to be unable to direct the activities of the VIE or the right to receive their economic benefits, we would no longer be able to consolidate the VIE into our financial statements, which could materially and adversely affect our financial condition and results of operations.

Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE stakeholders may fail to perform their obligations under our contractual arrangements.

Since PRC laws limit foreign equity ownership in certain businesses in China, we operate such businesses in China through the VIE, in which we have no ownership interest and rely on a series of contractual arrangements with the VIE and its shareholders to control and operate these businesses. Our revenue and cash flow from our such businesses are attributed to the VIE. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of the VIE, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if the VIE or its shareholders fail to perform their respective obligations, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may lose control over the assets owned by the VIE. As a result, we may be unable to consolidate the VIE in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. According to the Foreign Investment Law, “foreign investment” refers to investment activities carried out directly or indirectly by foreign natural persons, enterprises, or other organizations, or “foreign investors,” including the following: (i) foreign investors establishing foreign-invested enterprises in China alone or collectively with other investors; (ii) foreign investors acquiring shares, equities, properties, or other similar rights of Chinese domestic enterprises; (iii) foreign investors investing in new projects in China alone or collectively with other investors; and (iv) foreign investors investing through other ways prescribed by laws, regulations, or guidelines of the State Council. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our contractual arrangements with the VIE will not be deemed as a foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list.” The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from relevant PRC government authorities. Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition), the value-added telecommunication services we provide fall within the restricted category. If our contractual arrangements with the VIE is deemed as a foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the VIE, which could render us unable to conduct some or all of our business operations and constrain our growth.

The VIE holds licenses, approvals, and assets that are necessary for the operation of certain of our businesses, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC laws. The contractual arrangements contain terms that specifically obligate the shareholders of the VIE to ensure the valid existence of the VIE and restrict the disposition of material assets or any equity interest of the VIE. However, in the event the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to operate some or all of our businesses or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, if the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

We may not be able to enforce the contractual arrangements with the VIE.

All the agreements which constitute the contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC laws and disputes would be resolved in accordance with PRC legal procedures. In the event that we are unable to enforce the contractual arrangements, or if we experience significant time delays or other obstacles in enforcing them, our ability to conduct the relevant businesses through the VIE and our financial condition and results of operations may be materially and adversely affected.

The contractual arrangements contain provisions to the effect that the arbitral body may award remedies over the shares or assets of the VIE, or grant injunctive relief or winding up of the VIE. These agreements also contain provisions to the effect that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the VIE in case of disputes. In addition, interim remedies or enforcement orders granted by courts in overseas jurisdictions such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in other countries under the local laws. PRC laws does allow the arbitral body to grant an award of transfer of assets of or equity interests in the VIE in favor of an aggrieved party. Therefore, in the event of breach of any agreements constituting the contractual arrangements by the VIE or its respective shareholders and if we are unable to enforce the contractual arrangements, our ability to conduct our business could be negatively affected.

The contractual arrangements with the VIE may be subject to scrutiny by the tax authorities in China. Any adjustment of related party transaction pricing could lead to additional taxes.

The tax regime in China is evolving, and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the VIE owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules, and regulations, arrangements and transactions among related parties, such as the contractual arrangements with the VIE, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s-length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or the VIE could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest.

The shareholders, directors and officers of the VIE, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.

The PRC laws provides that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the VIE must act in good faith and in the best interests of the VIE and must not use their respective positions for personal gain. We control the VIE through contractual arrangements, and the business and operations of the VIE are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these persons may arise due to dual roles both as directors and executive officers of the VIE and as directors or employees of our company, and may also arise due to dual roles both as shareholders of the VIE and as directors or employees of our company.

We cannot assure you that these persons will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. We also cannot assure you that these persons will ensure that the VIE will not breach the existing contractual arrangements. If we cannot resolve any such conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings. See “—We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the VIE, which could render us unable to conduct some or all of our business operations and constrain our growth” above.

If we exercise the option to acquire equity ownership of the VIE, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage-forwarding, and call centers businesses. Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on February 6, 2016, or the FITE Regulation (2016 Version), the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Certain Qualification Requirements. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the FITE Regulation (2016 Version). Pursuant to the revised Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation (2022 Version), the foreign investor contemplating to acquire equity interests in a value-added telecommunications services provider in China will not be required to demonstrate its Certain Qualification Requirements. In addition, on April 8, 2024, the MIIT issued the Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services, which provides, among others, the removal of foreign ownership ratio restrictions for specific value-added telecommunications services in the pilot areas of Beijing, Shanghai, Hainan, and Shenzhen. Foreign-invested companies that plan to carry out the aforementioned value-added telecommunications services in such pilot areas and meet specific business operation requirements should apply to the MIIT for a pilot approval of value-added telecommunications business operations. The MIIT will have discretion as to whether to grant the license. However, uncertainties exist as to whether in practice the Certain Qualification Requirements will still be applied to, and whether and what other qualification requirements will be imposed on or applied to, a foreign investor with respect to holding equity interest in a value-added telecommunications services provider in China. We face the risk of not satisfying the requirement promptly. If the PRC laws were revised to allow foreign investors to hold more than 50% of the equity interests of value-added telecommunications enterprises, we might be unable to unwind the contractual arrangements before we were able to comply with applicable qualification requirements, or if we attempt to unwind the contractual arrangements before we are able to comply with applicable qualification requirements we may be ineligible to operate our value-added telecommunication businesses and may be forced to suspend our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to the contractual arrangements, we have the exclusive right to purchase all or any part of the equity interests in the VIE from the respective shareholders for a nominal price, unless the relevant government authorities or PRC laws request that the equity interests be evaluated upon purchase and in which case the purchase price shall be adjusted based on the evaluation result. Subject to relevant laws and regulations, the respective shareholders shall return any amount of purchase price they have received to WFOE. If such a return of purchase price takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income, in which case the amount of tax could be substantial.

Risks Relating to Doing Business in China

Our business and results of operations may be affected by changes in China’s economic, political or social conditions, or government policies.

Substantially all of our operations are conducted in China. Accordingly, our results of operations, financial condition, and prospects are influenced by economic, political, and legal developments in China. China’s economy has its unique characteristics in many respects, including with respect to government regulations and involvement, growth rate, regulation of foreign exchange, and allocation of resources. Any changes or developments in economic conditions in China, in the policies of the PRC government or in the laws and regulations of China could have an adverse effect on the overall economic growth of China. Any adverse developments in the overall economic growth may have a material and adverse effect on our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. For example, our financial condition and results of operations may be adversely affected by regulations over capital investments or changes in tax regulations. Any prolonged slowdown in the global or Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations.

Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence or intervene our operations at any time, which could result in a material change in our operation and/or the value of our ADSs. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and has implemented, and may continue to implement, relevant regulatory requirements. Our failure to meet such requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could require us to change our operations, and our failure to do so could cause the value of our securities to significantly decline. We cannot rule out the possibility that regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations may be released in the future, which could result in a material adverse change in our business, results of operations, financial condition, and/or the value of our ADSs. Therefore, investors of BingEx Limited and our business face potential uncertainties from actions taken by the PRC government affecting our business.

There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The legal system in China evolves rapidly, and the interpretations of laws, regulations, and rules may change from time to time. The enforcement of laws in the PRC legal system and rules and regulations in China can change quickly with little advance notice. In addition, their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, administrative and court proceedings may be protracted and result in substantial costs and diversion of resources and management attention, and we cannot predict the outcome of administrative and court proceedings.

In addition, new laws and regulations may be enacted from time to time and uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules, and guidelines governing internet companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters, which may result in additional obligations imposed on us. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the People’s Republic of China Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, and was amended on December 29, 2018, an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax rate, or the EIT rate, on its global income. Under the implementation rules of the EIT Law, “de facto management body” is defined as the organization body that effectively exercises full management and control over such aspects as the business operations, personnel, accounting and properties of the enterprise.

On April 22, 2009, State Administration of Taxation, or SAT, released the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies, last amended in December 2017, or Circular 82, that sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. Further to Circular 82, on July 27, 2011, SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of Circular 82; the bulletin became effective on September 1, 2011, and revised on June 15, 2018. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

Under Circular 82, a foreign enterprise controlled by a PRC enterprise or PRC enterprise group is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within China; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) major assets, accounting books, company seals, and minutes and files of board and shareholders’ meetings are located or kept within China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within China. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the PRC controlled offshore incorporated enterprise.

Although Circular 82 and SAT Bulletin 45 explicitly provide that the above standards only apply to enterprises which are registered outside of China and controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, Circular 82 and SAT Bulletin 45 may reflect SAT’s criteria for how the “de facto management body” test should be applied in determining the tax residence of foreign enterprises in general, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that we were treated as a PRC resident enterprise for PRC enterprise income tax purposes, the 25% PRC enterprise income tax on our global taxable income could materially and adversely affect our ability to satisfy any cash requirements we may have.

PRC laws and regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Anti-Monopoly Law promulgated by the SCNPC in August 2007 and last amended in June 2022, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These include requirements in some instances that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. On January 22, 2024, the State Council of the PRC issued the revised Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings, which raise the filing threshold of revenue, and provide that the anti-monopoly authority may order market participants involved in a market concentration transaction to make an application for clearance on concentration in cases where the revenue threshold is not met.

In the future, we may pursue strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any failure to complete required approval processes, including obtaining approval from the MOFCOM, the SAMR or other PRC government agencies may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

The heightened scrutiny over acquisition transactions by PRC tax authorities may adversely impact our business operations, our acquisition or restructuring strategy or the value of your investment in us.

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which provided comprehensive guidelines relating to, and also heightened the PRC tax authorities’ scrutiny over, indirect transfers by a non-resident enterprise of PRC taxable assets. Under SAT Bulletin 7, the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC taxable assets, when a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets, by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC taxable assets and without any other reasonable commercial purpose. However, SAT Bulletin 7 contains certain exemptions, including (i) where a non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market; and (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement.

On October 17, 2017, SAT issued the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or SAT Circular 37, which became effective on December 1, 2017, and was amended on June 15, 2018, and abolished certain provisions in SAT Bulletin 7. SAT Circular 37 further clarifies the practice and procedure of withholding non-resident enterprise income tax. Pursuant to SAT Circular 37, where the party responsible to deduct such income tax did not or was unable to make such deduction, or the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been deducted to the relevant tax authority, both parties may be subject to penalties. The taxable gain is calculated as balance of the total income from such transfer net deducting the net book value of equity interest.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. We cannot assure you that the PRC tax authorities will not adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our ADSs or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

A number of our PRC operating entities enjoy various types of preferential tax treatment pursuant to the prevailing PRC tax laws. Our PRC subsidiaries and VIE may, if they meet the relevant requirements, qualify for certain preferential tax treatment.

For a qualified “high and new technology enterprise,” the applicable enterprise income tax rate is 15%. Beijing Tongcheng Biying Technology Co., Ltd. and Beijing Shansong Technology Co., Ltd. were certified as a “high and new technology enterprise,” under the relevant PRC laws and regulations. If such entities fail to maintain their qualification under the relevant PRC laws and regulations, their enterprise income tax rates may increase to up to 25%, which could have a material adverse effect on our financial condition. Furthermore, competent PRC tax authorities may conduct tax audits on our PRC subsidiaries and the VIE, and may also challenge our calculation of our tax liabilities. Although we believe our tax provisions are compliant with the relevant PRC laws and regulations, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition) issued by the SAFE, which came into effect on May 6, 2024, as well as other regulatory principles, the funds raised by domestic companies through overseas offerings should be repatriated to mainland China in a timely manner, either in RMB or in foreign currency. Therefore, we have to comply with these requirements in connection with the proceeds of our initial public offering and potential future offerings, and PRC residents who are or become our shareholders or beneficial owners would also have to comply with these requirements.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the SAFE or its local counterparts through the online filing system of SAFE after the loan agreement is signed and at least three business days before the borrower withdraws any amount from the foreign loan. In addition, any such loans with a term of at least one year are also subject to filing requirements with the National Development and Reform Commission, or NDRC, or its local branches.

Furthermore, if we provide our PRC subsidiaries with capital contributions, such PRC subsidiaries are required to apply for registrations with the SAMR or its local branches, submit a change report to the MOCOM or its local counterpart through the online enterprise registration system, and complete the exchange registration with qualified banks. We may not be able to obtain these government registrations or approvals, or complete these government filings on a timely basis, if at all. If we fail to receive such registrations or approvals or complete such filings, our ability to provide loans or capital contributions to our PRC subsidiaries in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which was last amended on March 23, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises by allowing foreign-invested enterprises to settle their foreign exchange capital at their discretion. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from their foreign exchange capital for expenditure beyond their respective business scope, securities investment or other financial investment (except for financial products and structured deposits with risk rating results not higher than certain level), providing loans to non-affiliated enterprises (unless otherwise permitted under their respective business scope) or constructing or purchasing real estate not for their own use (except for enterprises engaged in real estate development, leasing and operation). On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, as amended on December 4, 2023, or SAFE Circular 28. SAFE Circular 28 removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds; provided that certain conditions are met. If the VIE requires financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our resident shareholders or beneficial owners in China fail to comply with relevant PRC foreign exchange regulations.

SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014. The SAFE Circular 37 requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicle in which such residents directly hold the equity interests undergoes material events relating to any change of basic information (including change of such PRC individual shareholder, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.

If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by the SAFE Circular 37, fails to fulfill the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities, and the offshore special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Currently, a foreign invested enterprise, such as our WFOE, is also required to apply to banks for foreign exchange registration and amend the registration as required.

On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under Circular 37, with qualified banks, instead of SAFE or its local branches. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner due to many factors, including those beyond our and their control. If any of our shareholders or beneficial owners who is a PRC resident as determined by the SAFE Circular 37 fails to fulfill the required foreign exchange registration or to comply with other related laws and regulations, or if we fail to amend the foreign exchange registrations of our WFOE, we and/or those shareholders or beneficial owners could be subject to fines or legal sanctions, our PRC subsidiaries may be prohibited from distributing their profits and dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries, which may adversely affect our business.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.

We are a Cayman Islands holding company, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries and remittances from the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If any of our PRC subsidiaries or the VIE incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Any limitation on the ability of the VIE to make remittance to our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the Circular 81, issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. However, based on the Circular 81, if the relevant PRC tax authority determines, in its discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authority may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or Circular 35, which became effective on January 1, 2020, and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. The Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment; provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018, by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our WFOE to our Hong Kong subsidiary.

Regulations on the remittance of Renminbi into and out of China and governmental regulations of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government regulates the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may further formulate new laws and regulations on the access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange regulation system restricts our ability of obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC laws, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC laws, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

In addition, certain use of our leased properties has exceeded the lease term as stipulated in relevant lease agreements without extension or renewal, where the use of such properties may become unavailable to us. The lessors of some of our leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

Our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. For instance, properties used for business operations and the underlying land should be approved for commercial use purposes by competent government authorities. Failure to do so may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to use the leased properties.

As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We cannot assure you that our practices will be deemed to be in compliance with the abovementioned employee benefit plan requirements in all aspects. For example, certain of our PRC operating entities incorporated in various locations in China have not completed necessary registrations, or made adequate contributions to the employee benefit plans. We may be required to make up the contributions for these plans as well as to pay late fees and fines. In addition, we engage third-party human resources agencies to make social insurance and housing fund contributions for some of our employees, and there is no assurance that such third-party agencies have made or will make such contributions in full or in a timely manner. The relevant PRC authorities may require us to pay, or in the case of any shortfalls, to cover, such social insurance and housing fund contributions. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by the PRC-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On February 17, 2023, the CSRC released the Trial Measures, and several supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines between RMB1 million and RMB10 million. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to M&A Rules and Overseas Listing.”

On February 24, 2023, the CSRC, jointly with other government authorities, promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which took effect on March 31, 2023. According to these provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent government authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving government authority. Furthermore, these provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to M&A Rules and Overseas Listing.” Since these provisions were promulgated only recently, uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that any additional approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if any regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The conversion of Renminbi into other currencies, including U.S. dollars and Hong Kong dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and the Hong Kong dollar at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar, the Hong Kong dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar or the Hong Kong dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar or the Hong Kong dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is the Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars or Hong Kong dollars we receive from our financings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or the Hong Kong dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or Hong Kong dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar or the Hong Kong dollar against the Renminbi would reduce the U.S. dollar or Hong Kong dollar amount available to us.

Few hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have not engaged in any hedging activities as of the date of this annual report. While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations since our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. In addition, relevant laws and regulations and their interpretation and implementation may change from time to time, which could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC laws.

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ordinary shares or ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of our ordinary shares or ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Risks Relating to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

As of the date of this annual report, the trading price of our ADSs has been volatile since our ADSs started to trade on the Nasdaq on October 4, 2024. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	announcements of new products and services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other delivery companies;

●	conditions in the Chinese logistics services market;

●	detrimental negative publicity about us, our competitors, or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry;

●	implementation of our share repurchase program;

●	general economic or political conditions in China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of February 28, 2025, Mr. Peng Xue, our founder, Chairman of board of directors, and chief executive officer, beneficially owned all of our issued Class B ordinary shares, which constituted approximately 21.4% of our total issued and outstanding share capital and 73.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

On March 11, 2025, our board of directors adopted a share repurchase program. Under the share repurchase program, we are authorized to repurchase up to an aggregate of US$30.0 million worth of our shares or ADSs during the twelve-month beginning on March 12, 2025 and up to March 31, 2026. The share repurchases may be effected from time to time on the open market at prevailing market prices, through privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Our board of directors has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase program could affect the price and liquidity of our listed securities and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. Furthermore, share repurchases could increase the volatility of the price of the ADSs and could diminish our cash reserves.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company; provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations, or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary may try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our current effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if (i) we have asked the depositary to solicit your instructions at least 40 days before the meeting date, (ii) the depositary does not receive voting instructions from you by the specified date with respect to a question to be voted upon, and (iii) we confirm to the depositary that:

●	we wish a proxy to be given to vote uninstructed shares;

●	we reasonably do not know of any substantial shareholder opposition to the matter; and

●	the matter is not materially adverse to the interests of shareholders,

●	the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions passed by the shareholders, and the register of mortgages and charges, of such companies) or to obtain copies of register of members of these companies. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law”.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempt company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may not be able to rely on relevant laws in the jurisdictions where we were incorporated or our operations are conducted to enforce a judgment against our assets or the assets of our directors and officers. For more information, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

Forum selection provisions in our currently effective memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York is the exclusive forum within the United States (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our currently effective memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action, or proceeding against or involving us or the depositary, arising out of or related in any way to the deposit agreement or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and a holder of our ADSs will have irrevocably waived any objection which such holder may have to the venue of any legal suit, action or proceeding of that kind, and irrevocably submitted to the exclusive jurisdiction of those courts in any legal suit, action or proceeding of that kind. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York). The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind. See ‘‘Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares” for more information.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market listing standards.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, which we refer to as the asset test. Although the law in this regard is unclear, we intend to treat the VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company.

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a public company, we have appointed independent directors and have adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

In August 2013, we established Beijing Tongcheng Biying Technology Co., Ltd., or the VIE, a limited liability company established under the laws of the PRC. We launched our FlashEx mobile application in July 2014.

Our holding company, BingEx Limited, was incorporated in May 2014 under the laws of the Cayman Islands. BingEx Limited then established a wholly-owned subsidiary in Hong Kong, BingEx Global Limited, in June 2014. In July 2014, BingEx Global Limited established a wholly-owned subsidiary in China, Beijing Shansong Technology Co., Ltd., or our WFOE. In August 2014, we gained control over the VIE through our WFOE by entering into a series of contractual arrangements with the VIE and its shareholders, which were subsequently restated and amended in May 2021 and November 2023. The VIE conducts businesses involving the provision of internet information services and has obtained a value-added telecommunication business operation license required to conduct such businesses. The VIE’s then subsidiary, Hainan Tongcheng, conducts businesses including delivery services and certain administrative functions that are not subject to the requirement to obtain a value-added telecommunication business operation license. In May 2023, to streamline our corporate structure, we completed an internal group restructuring to transfer the equity interests of Hainan Tongcheng to our WFOE. As a result, Hainan Tongcheng and its subsidiaries became subsidiaries of our WFOE, which did not affect our consolidated financial statements.

In October 2024, we completed our initial public offering and listed our ADSs on the Nasdaq Global Select Market under the symbol “FLX.” We raised approximately US$62.3 million in net proceeds from the issuance of new shares from the initial public offering and partial exercise of over-allotment option after deducting underwriting commissions and the other offering expenses payable by us.

Our principal executive offices are located at Building 6, Zhongguancun Dongsheng International Science Park, No.1 Yongtaizhuang North Road, Haidian District, Beijing 100192, People’s Republic of China. Our telephone number at this address is +86 (10) 6292-3966. Our registered office in the Cayman Islands is located at P.O. Box 712, Cannon Place, North Sound Road, George Town, Grand Cayman, KY1-9006, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://www.ishansong.com/. The information contained on our website is not a part of this annual report.

B.	BUSINESS OVERVIEW

We are a pioneer in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. We brand our services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through our services, we remain dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in our business.

Since the inception of our commercial operation in 2014, our business has flourished with individual and business customers embracing the on-demand dedicated courier industry. As of December 31, 2024, we had approximately 2.8 million registered riders, which we call Flash-Riders, and had expanded our services coverage to 295 cities in China.

Our Services and Business Model

Unlike delivery service providers that adopt an order-merge model, we have initiated and consistently focused on an on-demand dedicated courier model that is designed to fulfill high-value order demands with high time-and quality-sensitivity. Our services enable individual and business customers to have a variety of items ranging from business documents to personal daily needs such as gourmet food, birthday cakes, and flowers reliably delivered by dedicated Flash-Riders on a one-to-one basis. For each order, we assign a dedicated Flash-Rider to pick up and deliver the order to the recipient without combining multiple orders or changing hands on the route. We completed local delivery orders in 31, 29, and 27 minutes on average in 2022, 2023, and 2024, respectively. In 2024, our differentiated business model and positioning enabled us to a low loss rate of 0.01%.

For individual customers we serve, FlashEx has become the household brand and the preferred service provider when they look for highly time-and quality-sensitive local delivery services. We help our individual customers to satisfy their need for on-demand delivery. Our strategic focus on the dedicated courier model has helped us establish trust and top-of-mind brand awareness with our customers.

For business customers we serve, our services have become critical for their business strategy, operational focus, and brand image. Our business customers are able to expand their customer reach and provide high-quality services and products with time certainty, without the need to establish their own logistics operation. Through partnering with FlashEx, business customers are able to align their high-end brand image with the premium delivery services we provide.

We believe our delivery services, differentiated with time certainty, safety, and quality, provide such exceptional customer experience for which customers are willing to pay a premium price. We were able to charge an average price per order of RMB16.1 in the year ended December 31, 2024.

Our proprietary technology systems help us manage the performance of our Flash-Riders, optimize efficiency by balancing the supply of Flash-Riders with customer demand, and dispatch each order to the best-suited Flash-Riders at a dynamically calculated delivery fee. Our proprietary pricing and dispatching system keeps track of real-time locations of all Flash-Riders and the orders they are currently delivering, in order to help us predict the right number of Flash-Riders needed in a given location at a given time, which in turn helps us optimize efficiency by balancing the supply of Flash-Riders with customer demand and keeps Flash-Riders busy. Our proprietary pricing and dispatching system also helps us dispatch each order to a few selected Flash-Riders who are best suited to fulfill each particular order. Among the few selected Flash-Riders, the first Flash-Rider who responds to the order is automatically selected to fulfill such order. Our analytical formula uses a vast amount of historical data to help us predict in real-time the probability that an order is accepted by one of the selected Flash-Riders nearby at a certain price point, considering factors such as parcel distance and weight, and the supply in the area. Based on the predicted probability, our analytical formula sets the delivery fee for the order high enough so that it can be accepted by a Flash-Rider quickly, but not excessively high, to maximize demand from customers. Our digitalized rider management system helps us record, monitor, and manage the performance of our Flash-Riders by keeping track of a performance score for each Flash-Rider and adjusting such score based on their performance, taking into account factors such as the on-time delivery rate, the total number of orders fulfilled, and customer feedback, and reward Flash-Riders based on such ratings with more orders, particularly those orders with relatively high value, as a way to retain high-quality riders and enhance customer experience.

Our Customer Profile

We offer our services to a broad range of customers, including individuals and businesses.

Individual Customers

Individuals use our services to satisfy their delivery needs that are typically high in value and time sensitive. Our services enable individuals to have their items picked up at specified places and delivered to designated recipients by our dedicated Flash-Riders without the items changing hands.

Overall, our individual customers are relatively young, well-educated, and tech-savvy. This population is adept at choosing different delivery services to meet different needs they have and possesses the strongest demand for the fast and reliable services we offer.

Business Customers

We provide our services to a diverse portfolio of businesses, including local merchants and small and medium-sized enterprises (SMEs), such as local restaurants, flower shops, bakeries, and vendors on major e-commerce platforms, which use our services to provide expedited shipping options to their customers in addition to standard delivery services. We also partner with fine dining and boutique restaurants with higher order value and quality-sensitivity, and provide dedicated fine dining delivery services to their customers. Our services provide these business customers with access to consumers previously out of their reach, such as consumers who are less willing to visit brick-and-mortar stores due to various factors such as purchasing habits and time constraints. In addition, our services also help boost sales as the convenience provided helps stimulate consumer demand for our business customers’ services, and these incremental orders help our business customers leverage fixed costs and generate additional revenue and profit. Due to the large base of our diversified business customers, we do not rely any large business customer for our orders.

In addition to helping our business customers deliver their products to their consumers, business customers such as realty agencies and law firms use our services to courier legal documents in their daily operations. Our services help businesses reduce transaction cost by enabling the fast and reliable delivery of important documents, which would otherwise take days or require face-to-face interaction. We are extending our services to larger businesses in sectors such as financial services, realty agencies, and legal services We also provide customized services to our business customers. For example, we have extended our customized services offerings to domestic electronics manufacturers to deliver their products to its consumers safely and speedily, and to e-commerce platforms for the sale of used electronic products collect second-hand electronic products to be traded in from their customers.

For business customers, we have an open API that integrates our services seamlessly with other enterprise applications, software or platforms they use, streamlining their delivery order placement process. Our local sales and marketing teams identify SMEs and other merchants and maintain cooperative relationships with them at a local level, as local knowhow is key to providing satisfactory service to our business customers.

FlashEx Experience for Customers

Our service enables our customers, including individuals and businesses, to have their items delivered quickly and reliably on an on-demand basis by a dedicated Flash-Rider. We are focused on providing an easy-to-use, simplistic, and hassle-free interface for customers. Our mobile application, Mini-Programs, website, and API-connected third-party systems allow customers to easily input the delivery and pick-up address for their delivery or fetch orders.

Our customers could place an order for our services at any time through our mobile application, Mini-Programs, website or API-connected third-party systems. An order is then processed by our proprietary pricing and dispatching system and pushed to selected Flash-Riders near the pick-up location of the order. Once a Flash-Rider accepts the order, recommended routes for pick-up and delivery are then instantly calculated and shared with such Flash-Rider automatically to ensure a reliable delivery experience for customers with time certainty. When placing orders, our customers are required to select the category and weight of item being delivered, and our analytical formulas will dispatch Flash-Riders best suited for the delivery based on location, types of items being delivered, and the characteristics of the Flash-Riders. During the process of transportation, our customers can track the dedicated Flash-Rider’s route, location, and expected delivery time on a real-time basis.

Characteristics of Our Services

Speedy delivery. We completed local delivery orders in 31, 29 and 27 minutes on average in 2022, 2023, and 2024, respectively. We have been able to decrease delivery time leveraging ongoing technological developments, such as providing better routing for Flash-Riders and increasing efficiency of Flash-Riders as our business continues to scale. In addition, we provide customers with an upfront estimate of when their order will be delivered and real-time tracking functionality so they can track the real-time location of the Flash-Rider delivering their items and estimated delivery time of their orders.

Reliability and safety. We are also the innovator in introducing the passcode verification function for our orders. When a customer places an order, the recipient of the order will receive an SMS and a piece of mini-program push message containing a passcode for that particular order. Before handing over the delivered items to the recipient, our Flash-Rider is required to confirm the identity of the recipient by requesting the passcode for that particular order and verifying that in our App for riders. In 2024, we had a low loss rate of 0.01%. The reliability of our services increases customers’ confidence in our services, as they are more comfortable entrusting us with delivery of high-value items such as business documents, cakes, flowers, electronics, and fine dining.

Pricing

We use one unified pricing model for our services provided to individual and business customers alike. A variable per-order rate is calculated based on a formula taking into account the city, distance to deliver, parcel weight and volume, and night surcharges. A “surge price” may be applied in case of short rider supply caused by bad weather conditions or other reasons. We offer incentives to our customers as part of our marketing efforts.

Customer Service

We strive to provide our customers with a hassle-free experience. For customers who have specific requirements, after they place an order with us, they can speak with our customer service representatives, who could take notes of the customers’ special requirements and allocate Flash-Riders with suitable characteristics to deliver items for such customers. For example, when a customer entrusts a valuable item for delivery with our services, he or she may prefer to have a highly rated Flash-Rider deliver that order. Our customer service representative will manually intervene in the dispatching system and allocate an appropriate Flash-Rider to meet our customer’s specific requests.

Our customer service personnel interact with individual and business customers to facilitate and optimize our delivery process, and are in charge of providing timely answers and solutions to customers’ questions and feedbacks via telephone, Weixin or email. As of December 31, 2024, we had 73 customer service representatives, approximately 62% of whom were outsourced personnel and the remainder of which were our own employees. As part of customer service management, we operate a call center located in Beijing and an online live-chat system providing real-time assistance seven days a week. Our customer services system provides our customers real-time assistance 24/7. In addition, our “Help Center” module with lists of frequently asked questions and answers helps address common inquiries.

FlashEx Experience for Flash-Riders

We engage our Flash-Riders as service providers (rather than employees) to provide dedicated courier services to our individual and business customers. As of December 31, 2024, we had approximately 2.8 million registered Flash-Riders. For each order, we identify, select, and assign to the suitable Flash-Rider through our automated dispatching system, and we direct the delivery route and monitor the service quality in real-time using our digitalized rider management system. Our Flash-Riders are also our brand owners who contribute to our brand image and jointly share the success of our business.

We offer Flash-Riders a flexible and satisfying earning opportunity, paying them by orders instead of a fixed salary. Flash-Riders can set their own schedules, and we utilize our proprietary technology system to make sure their time and efforts are well rewarded. Our technology system offers Flash-Riders the flexibility to set their own work schedule while rewarding them for spending more time and effort to fulfill our orders. We also allow our Flash-Riders to use various types of transportation tools, including cars, motorcycles, electric scooters, bikes, and public transportation. The accident rate of our Flash-Riders was 0.004% in the year ended December 31, 2024. The dedicated courier services we offer through Flash-Riders not only reward them economically, but also provide them with a sense of self-fulfillment as their services address urgent customer needs and their efforts are recognized by our customers.

The delivery fee we pay Flash-Riders for each order is calculated by our proprietary technology system, which sets the delivery fee algorithmically based on distance, parcel weight, volume, and other factors such as the real-time rider supply in the area and weather conditions. We believe this system ensures on-time acceptance and delivery of each order while keeping the delivery cost efficient.

Our “Crowd-sourcing” Model

Our platform allows individuals to sign up onto our Flash-Rider App and get onboard on their own, which we refer to as the “crowd-sourcing” model. Leveraging the large number of rural migrants and part-time freelancers, the flexible work schedule, and attractive financial reward we provide to our Flash-Riders, our crowd-sourcing model allows us to recruit Flash-Riders from this large labor force and scale efficiently. Our crowd-sourcing model also help us address the challenge of frequent fluctuations brought about by the nature of on-demand orders, and to meet surging demand of delivery capacity with efficient supply. A significant majority of our Flash-Riders are crowd-sourced individuals, and the remaining small portion are recruited from outsourced delivery agencies in a few cities.

Our proprietary technology system, which is consistently improving as a result of our accumulated technology know-how and the large amount of data from orders we fulfilled, helps us optimize efficiency in order to have our orders fulfilled efficiently. With our demand forecast capability, we can predict the right number of Flash-Riders needed in a given location at a given time. This helps balance the supply of Flash-Riders with customer demand and keeps Flash-Riders busy, and in turn help us recruit and retain our Flash-Rider workforce.

Training and Support for Flash-Riders

New Flash-Riders can quickly and easily sign up onto our Flash-Rider App. As part of the onboarding process, each Flash-Rider is required to undergo a personal identification verification process and background check before joining our Flash-Rider team. Our Flash-Riders are equipped with fit-for-purpose packaging kits, uniforms, helmets, and other equipment that bear our logo and brand name. We encourage our Flash-Riders to be responsible citizens and conduct themselves with good behavior.

We provide both online and offline training programs to our Flash-Riders. In particular, we have systematically designed training programs aimed at improving service quality of our riders, and we mandate enhanced training for underperforming Flash-Riders. We also have a management system for Flash-Riders to monitor and evaluate their performance and ensure their service quality. Our training programs play an important role in improving customer experience and building our brand image as Flash-Riders directly serve our customers.

Marketing

Word-of-mouth referrals. We believe that the most effective form of marketing is to continually deliver safe, fast, and reliable services, as customer satisfaction engenders word-of-mouth referrals and additional purchases.

Advertising campaigns for mind-share. We have placed and will continue to place advertisements to improve the efficiency of our advertising efforts and increase the mind-share of our FlashEx brand. We have also engaged celebrity endorsers to increase our brand exposure and to promote our brand image. We employ referral campaigns as well as online and offline marketing channels to attract new customers. Our online and offline channels include search engine marketing, display advertising, social media, streaming audio, television, and billboards.

Marketing through Flash-Riders. We build our brand image with the contribution from our Flash-Riders. We equip each Flash-Rider with uniforms, helmets, and other equipment, bearing our logo and brand name for additional brand exposure. This has helped us generate strong organic growth of individual and business customer through the natural exposure of our brand name made possible by our Flash-Riders on the streets.

Promotional events. We carry out promotional events from time to time to reward customers through discount coupons and vouchers. We offer customer incentives mainly in the form of discounts for future purchase if the customer’s prepayment reaches certain thresholds. We offer promotion coupons to existing or potential customers which can be used as a direct reduction of future purchase amount and are valid only during a limited period of time. The deposit will be deducted upon purchase and the discount is a fixed percentage of all future purchase amount. These customer incentives are to recorded as a deduction from the revenues upon the usage by the customers in a purchase transaction.

Customer Management. Utilizing big data analytics of customer behavior and multi-dimensional labels for customer portrait, we fine-tune our sales and marketing efforts targeting different groups of customers such as existing customers, repeating customers, and dormant customers. We encourage new consumers to subscribe to our Weixin official account primarily maintained by us and enhance their activeness and repurchase rate.

Technology

We leverage big data analytics to improve our services. As a pioneer in the on-demand dedicated courier industry in China, we have completed a large amount of orders that provide a broad range of data on the characteristics of our customers and our Flash-Riders, which is in turn analyzed by our intelligent formulas to improve the quality and performance of our services. The accurate customer and Flash-Rider portrait modeling allows us to serve customers based on their preferences. For example, we typically dispatch orders for document delivery to Flash-Riders who complete the typical order faster than average. In addition, our formulas predict the ideal number of Flash-Riders needed in a given location at a given time based on forecasted demand, in order to balance the supply of Flash-Riders with projected demand from customers.

Our Technology Capabilities

We use big data analytics and purpose-built technology to achieve higher operational efficiency, lower delivery cost, and enhance customer experience. Key components of our technology system include: proprietary pricing and dispatching system and digitalized rider management system.

Proprietary Pricing and Dispatching System. Our system keeps track of real-time locations of all Flash-Riders and the orders they are currently delivering, in order to help us predict the right number of Flash-Riders needed in a given location at a given time, which in turn helps us optimize efficiency by balancing the supply of Flash-Riders with customer demand and keeps Flash-Riders busy. Our system also helps us dispatch each order to a few selected Flash-Riders who are best suited to fulfill each particular order. Our formula uses a vast amount of historical data to help us predict in real-time the probability that an order is accepted by one of the selected Flash-Riders nearby at a certain price point, considering factors such as parcel distance and weight, and the supply in the area. Based on the predicted probability, our formula sets the delivery fee for the order high enough so that it can be accepted by a Flash-Rider quickly, but not excessively high, to maximize demand from customers.

Digitalized Rider Management System. We build a digitalized system to record, monitor, and manage the performance of our Flash-Riders. We keep a performance score for each Flash-Rider and adjust such score based on their performance, such as the on-time delivery rate, the total number of orders fulfilled, and customer feedback, and reward Flash-Riders based on such ratings, as a way to retain high-quality riders and improve senders’ and recipients’ experience. This system allows us to effectively manage millions of Flash-Riders with a small operational team.

Our Technology Infrastructure

We build our technology infrastructure to support our business in a cost-effective manner. We have built a reliable and smart network infrastructure to ensure high availability and a low risk of downtime. We currently utilize a secure, cost-effective, and scalable infrastructure that is a hybrid of self-owned and rented data center and cloud infrastructure.

We focus on maintaining and enhancing the reliability, stability and scalability of our technology infrastructure. Our technology infrastructure enables us to accurately process and fulfill increasingly large numbers of orders at peak periods while maintaining processing speed and quality consistency, as well as powering operation visibility and control. For example, we have also designed a complex operation system and smart logistics system that can support the continued growth in our business.

Our Technology Team

We have a dedicated in-house research and development team. As of December 31, 2024, this team had 73 members engaged in building our technology system and developing new online and mobile products.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical factors to our success. As of December 31, 2024, we owned 54 computer software copyrights and 35 patents in China for various aspects of our operations and maintained 244 trademark registrations inside China. As of December 31, 2024, we had registered or acquired 10 domain names, including ishansong.com, among others.

Data Privacy and Security

We are committed to protecting data privacy and security. We have established and implemented a strict policy on data collection, processing and usage. We collect personal information and other data that is related to the services we provide and use the collected data for our operations, all with consent from the owner of such information.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority.

We back-up our data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. In addition, we have set up an emergency response team to conduct disaster recovery drills on important systems on a regular basis and continuously improve the systems. Our back-end security system is capable of handling malicious attacks each day to safeguard the security of our operations and to protect the privacy of our customers.

Corporate Social Responsibilities

We are committed to being a socially responsible company in our industry and in the cities we serve, which we believe is critical to helping us attract and retain the work force necessary to maintain our brand and grow our business. We aspired to elevate the work and lives of approximately 2.8 million service providers as of December 31, 2024. As part of our corporate social responsibility effort:

●	Our flexible business model enables the Flash-Riders to adjust their work schedule flexibly and provides them opportunities for earning extra income, particularly during the pandemic. We also made contactless delivery available to our customers.

●	We established “Home of Flash-Riders” in various communities to provide ongoing professional and life support to the Flash-Riders. A cup of tea or a friendly conversation, a Home of Flash-Riders is a place for relaxation and support. In 2022, a Flash-Rider who took a first aid course with the Red Cross organized at a Home of Flash-Riders saved a life with the first aid skills learned, and we have established a reward system for such acts of kindness or charitable endeavors. In addition, in August 2020, we established a scholarship program for our Flash-Riders, where we offered financial aid to children of our Flash-Riders who are admitted to qualifying colleges.

●	We are committed to a green, sustainable development. By establishing battery-swapping stations and collaborations with service providers, we encourage the Flash-Riders to use e-bikes for delivery for zero emissions. We also actively promote green delivery by providing Flash-Riders with recyclable boxes and light packaging.

Seasonality

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with the delivery industry in China. We typically experience a seasonal surge in delivery orders during the fourth quarter each year. On the contrary, activity levels across our business lines are typically lower around weekends and Chinese national holidays, including Chinese New Year in the first quarter of each year and National Day in the first week of October, primarily due to weaker customer and rider activity levels during these holiday seasons. As a result, our results of operations may fluctuate from time to time due to seasonality.

Competition

We face intense competition from multiple existing market players that provide on-demand delivery services in China and there may be new entrants emerging. These existing market players and new entrants compete with us to attract, engage, and retain customers.

Entry barriers in the on-demand dedicated courier market mainly include brand recognition and reputation, delivery network, technology capabilities, and service quality. Given our competitive advantages, we believe that we are positioned favorably against our competitors.

As we introduce new services similar to those in the current market, or as other companies introduce new products or services, we may become subject to additional competition. Moreover, new competitive business models may appear, for example based on new forms of social media or social commerce. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, and if we fail to compete effectively against current and future competitors, our business and results of operation may be adversely affected.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchase personal accident insurance for all Flash-Riders to cover each order. We also offer the option for Flash-Riders to purchase daily third-party personal injury and property damage insurance before the Flash-Rider responds to the first order assigned to him or her every day.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, and medical insurance to our employees. We also provide supplemental commercial medical insurance for our employees. For details of risks relating to our insurance coverage, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulations

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in China.

Regulations Relating to Corporation and Foreign Investment

The establishment, operation, and management of corporate entities in the PRC is governed by the Company Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, on December 29, 1993 and came into effect on July 1, 1994. The Company Law of the PRC was last amended on December 29, 2023 and the latest revision became effective on July 1, 2024. The Company Law of the PRC generally governs two types of companies, namely limited liability companies and corporations. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company or a corporation is limited to the amount of registered capital or share capital they have contributed. The Company Law of the PRC shall also apply to foreign-invested companies in the form of a limited liability company or joint stock limited company. Where laws on foreign investment have other stipulations, such stipulations shall apply.

On January 1, 2020, the Foreign Investment Law of the PRC, or the FIL, and the Regulations on the Implementation of the Foreign Investment Law of the PRC became effective and simultaneously replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The FIL sets out the definition of foreign investment and the framework for promotion, protection, and administration of foreign investment activities. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment.

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020, and pursuant to which, the establishment of the foreign invested enterprises, including establishment through purchasing the equities of a domestic enterprise or subscribing to the increased capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the enterprise registration system.

Pursuant to the FIL, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will set forth industries in which foreign investments are prohibited and industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. Accordingly, the NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, which took effect and replaced the previous version on November 1, 2024, and the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, which took effect and replaced the previous version on January 1, 2023. Industries not listed in the 2024 Negative List are generally open for foreign investments unless specifically restricted by other PRC laws.

Pursuant to the Circular of the General Office of State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and took effect on March 3, 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. According to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM on December 19, 2020, and effective on January 18, 2021, any foreign investment that has or possibly has an impact on state security shall be subject to security review in accordance with the provisions hereof. A foreign investor or a party concerned in China shall take the initiative to make a declaration to the working mechanism office prior to making the investment in any important infrastructure, important transportation services and other important fields that concern state security while obtaining the actual control over the enterprises invested in.

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises or their subsidiaries. To comply with the Foreign Investment Law and other applicable PRC laws and regulations, we provide our online on-demand dedicated courier service through the VIE, which is considered to involve the provision of value-added telecommunication services and is restricted for foreign investment according to the 2024 Negative List.

Regulations Relating to Value-Added Telecommunication Services

Pursuant to the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000, amended on July 29, 2014, and February 6, 2016, which provides a regulatory framework for telecommunications services providers in the PRC, telecommunications services are categorized into basic telecommunications services and value-added telecommunications services and the telecommunications services providers are required to obtain operating licenses prior to the commencement of their operations. Pursuant to the Catalog of Telecommunications Business (2015 version) as amended from time to time, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services is under the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

The Administrative Measures on Internet Information Services, or Internet Measures, which was promulgated by the State Council on September 25, 2000, and last amended on January 20, 2025, set out guidelines on the provision of Internet information services. The Internet Measures classified Internet information services into commercial Internet information services and non-commercial Internet information services and a commercial Internet information services provider must obtain a value-added telecommunications business operating license from the appropriate telecommunications authorities.

On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecommunication License Measures, which took effect on April 10, 2009. The measures were subsequently revised on September 1, 2017. The Telecommunication License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an operator of value-added telecommunications services in multiple provinces is required to obtain an inter-regional license, whereas an operator of value-added telecommunications services in one province is required to obtain a local license.

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and most recently amended and took effect from May 1, 2022, or the FITE Regulations (2022 Version). According to the FITE Regulations (2022 Version) and the 2024 Negative List, as for the value-added telecommunications business types which fall within China’s commitment to the World Trade Organization, or the WTO, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise shall not exceed 50%, except as otherwise stipulated by the state. Foreign investment in entities holding value-added telecommunications business operating licenses for the Internet Data Center Services, the Content Delivery Network Services, the Domestic Internet Virtual Private Network Services and the Internet Access Services, all of which are not open for foreign investment according to China’s commitment to the WTO, are generally prohibited, except with respect to qualified telecommunication service providers in Hong Kong and Macao Special Administrative Region according to the Mainland and Hong Kong Closer Economic Partnership Arrangement or the Mainland and Macao Closer Economic Partnership Arrangement, respectively.

On July 13, 2006, the Ministry of Information Industry of the PRC, or MII, which is the predecessor of MIIT promulgated the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, pursuant to which, a domestic company that holds a value-added telecommunications business operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses. In addition, under the MIIT Circular, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunications service operator shall be legally owned by that operator or its shareholders.

On April 8, 2024, the MIIT issued the Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services, which provides, among others, the removal of foreign ownership ratio restrictions for specific value-added telecommunications services, including (i) the Internet data centers (IDC), (ii) the content delivery networks (CDN), (iii) the Internet access services (ISP), (iv) the online data processing and transaction processing services, (v) the information release platform and transmission services (excluding internet news information, online publishing, online audio-visual, and internet cultural operation services), and (vi) information protection and processing services, in the pilot areas of Beijing, Shanghai, Hainan, and Shenzhen. Foreign-invested companies that plan to carry out the aforementioned value-added telecommunications services in such pilot areas and meet specific business operation requirements should apply to the MIIT for a pilot approval of value-added telecommunications business operations. The MIIT will have discretion as to whether to grant the license. However, there remains substantial uncertainties as to whether and what qualification requirements will be imposed on or applied to, a foreign investor with respect to holding equity interest in a value-added telecommunications services provider in China.

In view of these restrictions on foreign direct investment in value-added telecommunication services under which our business falls into, we have established the VIE to engage in value-added telecommunication services, including operation of our websites and mobile apps. The VIE, Beijing Tongcheng Biying Technology Co., Ltd., has obtained a value-added telecommunication business operation license for providing internet information services, which will expire on December 24, 2029.

Regulations Relating to Online Trading and E-Commerce

The provision of on-demand dedicated courier services through our mobile application, Mini-Programs, website, and API-connected third-party systems is regulated by the following laws and regulations relating to online trading and e-commerce.

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legal obligations. For example, the E-Commerce Law requires e-commerce platform operators to verify and register the identities, addresses, contacts, and licenses of businesses who apply to provide products or services on its platform, establish registration archives and update this information on a regular basis. While handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; where the commodities are received by others for consignees, such providers shall obtain the consent of consignees. Express logistics service providers shall use environmentally friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of and recycle packaging materials. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in credit records and possible civil liabilities.

Furthermore, on March 15, 2021, the SAMR issued the Measures for the Supervision and Administration of Online Trading, or the Online Trading Supervision Measures, which took effect on May 1, 2021 and imposed certain restrictions to the business operations of online transaction operators. For example, online transaction operators shall fully, truthfully, accurately, and timely disclose the information of goods or services to protect consumers’ right to know and right to choose. In the case that an online transaction operator is using standard forms notices and statements and send to consumers when providing goods or services, such online transaction operator shall highlight the contents which may be material to the consumer’s interests. Online transaction operator shall also not to carry out unfair competition activities that disrupt the market competition and infringe the legitimate rights and interests of other operators or consumers or conduct false or misleading commercial promotions to deceive or mislead consumers in any of the following ways: (i) fabricating transactions and user comments; (ii) using misleading displays or other means to put favorable comments in the front or negative comments at the back, or not significantly distinguishing comments for different goods or services; (iii) carrying out false marketing by means of falsely claiming spot goods, fictitious booking or false panic purchase, etc.; or (iv) fabricating traffic data such as number of clicks and followers, as well as fictitious transaction interaction data such as likes and rewards. In addition, the Online Trading Supervision Measures also specify detailed requirements for the purpose of protecting the consumer rights and personal information. For example, the Online Trading Supervision Measures provide that online transaction operators shall not force customers or force them in a disguised form to consent to the collection and use of their information that is not directly related to business activities of such online transaction operators, by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use of relevant mobile applications, etc. Collection and use of the customers’ sensitive information, such as personal biological characteristics, medical health, financial accounts, and personal whereabouts, shall obtain the consent of such customers on an item-by-item basis.

On February 28, 2025, the SAMR promulgated the Guiding Opinions on Promoting the Implementation of Compliance Management Responsibilities by Online Trading Platform Enterprises, or the Guiding Opinions, with the objective of enhancing compliance management frameworks for internet trading platform operators. The Guiding Opinions emphasize the imperative for enterprises to fully assume their primary compliance obligations, while explicitly reinforcing the accountability of corporate executives in overseeing compliance management systems.

Regulations Relating to Express Delivery Service

The PRC Postal Law, or the Postal Law, which was most recently amended on April 24, 2015, sets out the fundamental rules on the establishment and operation of an express delivery company. Under the Postal Law, courier service refers to the delivery activities that is rapidly completed within the promised time limit, including the steps of collecting items, sorting, transportation, and delivery. Pursuant to the Postal Law and the Interim Regulations on Express Delivery, which was mostly recently amended on March 2, 2019, an enterprise that operates and provides express delivery services must run its express delivery business by obtaining a courier service operation permit. In order to apply for a business permit for express delivery services, a company must meet all the requirements as a corporate legal person and satisfy certain prerequisites with respect to its service capacity and management system, and its registered capital must be no less than RMB500,000 to operate within a province, autonomous region, or municipality directly under the central government, no less than RMB1,000,000 in the case of cross-provincial operation, and no less than RMB2,000,000 to operate international express delivery services. Enterprises engaged in express delivery services other than postal enterprises may not engage in correspondence delivery business which are exclusively operated by postal enterprises, and may not deliver any official documents of state-owned organizations. If an entity operates express delivery services without obtaining a courier service operation permit in accordance with the above measures and regulations, or any entity other than a postal enterprise provides the correspondence delivery service which shall be exclusively provided by postal enterprises or delivers the official documents of state-owned organizations, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, ordered to pay a fine ranging from RMB50,000 to RMB100,000 or where the circumstances are severe, ranging from RMB100,000 to RMB200,000, and/or ordered to suspend its business operation for rectification or even cancellation of its courier service operation permit.

Companies engaging in express delivery service must establish and implement a system for the examination of parcels or articles received for delivery. Pursuant to the Postal Law and Measures for the Supervision and Administration of Postal Security in the Postal Industry issued by the Ministry of Transport on January 2, 2020, which became effective on February 15, 2020 and was further amended on December 20, 2023, express delivery companies must examine the postal articles so as to inspect whether the postal articles are prohibited or restricted from express delivery. Express delivery companies must also examine whether the names, nature, and quantity of the postal articles have been properly disclosed on the delivery form. On December 17, 2023, the Ministry of Transport promulgated the Administration Measures for the Express Delivery Market, which came into effect on March 1, 2024, and replaced the previous version issued in January 2013. Pursuant to these measures, express delivery companies shall, in accordance with the provisions of laws and administrative regulations, publicize through their official websites or business premises or otherwise conspicuously announce to the public their service categories, service areas, service time limits, business hours, fee standards, package tracking, loss compensation, complaint handling, and other service matters. Except in cases of force majeure, if any of the aforementioned matters are to be changed, express delivery companies shall issue a service alert announcement to the public at least 10 days in advance. express delivery companies shall establish service quality management system and operational standards to ensure service quality and meet specific requirements, including but not limited to accurately marking the weight of packages on express delivery waybills, processing packages separately and conducting zoned and standardized operations according to the types and time limits of the packages, and entering and uploading processing information as required.

As the on-demand dedicated courier services provided by us do not fully fall into the definition of the express delivery service, we do not believe we need to obtain a courier service operation permit. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The operations of our business are subject to PRC laws and regulations, many of which are evolving. If we fail to comply with such laws and regulations or manage the increased costs associated with such laws and regulations, our business and results of operations could be adversely affected.” for more details.

Regulations Relating to Mobile Internet Applications

On June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which was most recently amended on June 14, 2022 and became effective on August 1, 2022, to strengthen the regulation of the mobile application information services. Pursuant to the Mobile Application Administrative Provisions, application information service providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information content administrator responsibilities and carry out certain duties, including authenticate the real identity information of users, establish and complete information content inspection and management mechanisms, fulfill the data security protection obligations and regulate personal information processing activities. Furthermore, internet application information service providers shall sign service agreements with registered users, to determinate both sides’ rights and obligations.

On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017 and requires, among other things, that internet information service providers to ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as sale at an expressly marked price, and express the charge standard and method. The content expressed should be true, accurate, eye-catching, and normative, and users should be charged only after their confirmation.

On February 6, 2023, the MIIT issued the Notice on Further Improving the Service Capability of Mobile Internet Applications, or the Mobile Internet Apps Notice. The Mobile Internet Apps Notice requires further enhancement of the service capability of mobile internet apps and reiterates the need to protect the legitimate rights and interests of the users and create a healthy service ecology. Specifically, the Mobile Internet Apps Notice emphasizes, among other things, the regulation of installation and unloading activities, the optimization of service experience, strengthening personal information protection, responding to users’ demands and the implementation of responsibilities of the developer and operator of mobile apps.

On July 21, 2023, the MIIT issued the Notice on the Filing of Mobile Internet Applications, or the Mobile Internet Apps Filing Notice, which requires that the operators engaged in App Internet information services shall perform App filing procedures with the provincial communications administration, and the operators who fail to go through such filing procedures shall not engage in App Internet information services. The App operators shall mark its record number in a prominent place of its App and link the website of the record system below the record number for the public to inquire and check. In case of any change or cancellation of the App information, the App operators shall go through relevant procedures with respect to such change or cancellation with the original filing authority.

We provide our online on-demand dedicated courier service through our app, Mini-Programs and website, and therefore we are subject to the various requirements relating to Mobile Internet Applications.

Regulations Relating to Cybersecurity and Data Security

The PRC government has enacted various laws and regulations with respect to cybersecurity, data security and protection of personal information from any inappropriate collection activities, abuse or unauthorized disclosure. Internet information in the PRC is regulated and restricted from a national security standpoint.

The Decision Regarding the Protection of Internet Security, enacted by the SCNPC, on December 28, 2000 and amended on August 27, 2009, provides that, among other things, the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging the computer systems and the communications networks; (iii) in violation of national regulations, discontinuing a computer network or communications service without authorization; (iv) disseminating politically disruptive information or leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights.

According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, the State shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security to prevent and neutralize state security risks in an effective way. On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. According to the Cyber Security Law and other related laws and regulations, internet service providers are required to take measures to ensure internet security by complying with security protection obligations, formulating cybersecurity emergency response plans, and providing technical assistance and support for public security and national security authorities. In addition, any collection, process and use of a user’s personal information must be subject to the consent of the user, be legal, rational, and necessary, and be limited to specified purposes, methods, and scopes. An internet service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties illegally.

On December 28, 2021, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on February 15, 2022 and replaced the previous version published on April 13, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. According to the Review Measures, critical information infrastructure operators, or CIIOs, that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. The network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review. CIIOs and network platform operators may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly.

Cybersecurity reviews focus on assessing the national security risks associated with relevant subjects or circumstances, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade, and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security. CIIOs who use network products and services that have not been filed for or passed a cybersecurity review may receive the following penalties: (i) suspension of using such network products and services; (ii) a fine of more than one time and less than ten times the purchase price of such network products and services; (iii) a fine of more than RMB10,000 and less than RMB100,000 on the senior staff in and other staff directly responsible. Furthermore, on July 30, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures,” or CII, refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and people’s livelihood and public interests if they are damaged, malfunctioned, or if relevant data leakage occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as CIIOs. However, as these provisions were newly issued and the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide services to may be identified as a CIIO.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, which took effect on the same date. In accordance with these regulations, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor, (ii) outbound transfer of personal information by a critical information infrastructure operator; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information (excluding sensitive personal information) of 1,000,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the current year, and (iv) other circumstances where an application for the security assessment for an outbound data transfer is required as prescribed by the national cyberspace administration authority. In addition, the Provisions on Promoting and Regulating Cross-border Data Flow provides certain exemptions for obligations in connection with cross-border data transfer, including the obligations for declaring data security assessment, executing a standard contract for provisions of personal information abroad or being certified for personal information protection. Furthermore, data processors shall conduct self-assessment on the risks of cross-border data transfer prior to their applying for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transfer; (iv) the risks that the data transferred overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the cross-border transfer; (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security.

On December 8, 2022, the MIIT issued the Administrative Measures on Industry and Information Technology Data Security (Trial Implementation), which took effect on January 1, 2023. According to such administrative measures, based on the degree of potential damage to national security, public interests or the legitimate rights and interests of individuals and organizations caused by tampering with, destruction, leakage or illegal acquisition or use of the data, industry and information technology data are classified into three categories, i.e., general data, important data and core data. Industry and information technology data processors shall file the catalogues of their important data and core data with the local industrial government authorities for record. Furthermore, processors of important data and core data shall, on their own or by entrusting third-party evaluation agencies, conduct risk assessment on their data processing activities at least once a year and submit risk assessment reports to the local industrial government authorities.

On May 24,2024, the MIIT issued the Implementing Rules for Data Security Risk Assessments in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.

On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security, which came into effect on January 1, 2025. Pursuant to these regulations, a network data processer processing the personal information of more than 10 million individuals shall comply with the provisions governing the important data processers. An important data processor shall carry out the risk assessment before any network data is provided by such important data processor, or such important data processor is entrusted to process or jointly process the network data. In addition, the important data processor shall also carry out risk assessments of their network data processing activities every year and submit risk assessment reports to relevant authorities at or above the provincial level. These regulations also stipulate the obligations of the Network platform service providers. Network platform service providers shall specify the network data security protection obligations of third-party product and service providers who access their platforms, through platform rules, contracts or otherwise, and urge third-party product and service providers to strengthen network data security management. Network platform service providers recommending information to individuals in an automatic decision-making manner shall set up a personalized recommendation closing option that is easy to understand, access and operate, and provide users with such functions as refusing to receive recommended information and deleting user tags targeted at their personal characteristics. Where the service provider of a large network platform, which refers to a network platform with more than 50 million registered users or more than 10 million monthly active users, complex business types, and network data processing activities having a significant impact on national security, economic operation, national welfare and people’s livelihood, provides cross-border network data, it shall comply with the administrative requirements of the State on cross-border data security management and improve the relevant technical and administrative measures to prevent cross-border security risks of network data.

Failure to comply with the above laws and regulations may subject the internet service providers to administrative penalties including, without limitation, fines, suspension of business operation, shut-down of websites, revocation of licenses and even criminal liabilities. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service suspension, removal of apps from relevant app stores or otherwise harm our business and results of operations.”

Regulations Relating to Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, or provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Moreover, network operators are obligated to delete unlawfully collected information and to amend incorrect information.

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, and effective on March 15, 2012, stipulate that internet information service providers may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. “User Personal information” is defined as information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information as necessary for the provision of its services. An internet information service provider is also required to properly store user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

The Decision on Strengthening the Protection of Online Information, issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT on July 16, 2013, stipulate that any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods, and scope. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau on March 26, 2014 and revised on February 13, 2023, provide for the protection of the personal information of users of express or express delivery services, and the supervision of the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations. The collection of personal information by express delivery companies from their users shall be limited to the minimum extent necessary for completing the entire process of delivery operations, and any excessive collection of user personal information is strictly prohibited. Express delivery companies are required to establish a mechanism for handling complaints and responding to users’ requests regarding the security of personal information, disclose effective contact information, and promptly address relevant complaints and requests. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect on October 1, 2020. According to the Interim Regulations on Express Delivery, an express delivery service company shall not sell, reveal or illegally provide any information of client that has been exposed during the provision of express services. In case the information of client is revealed or may be revealed, the express delivery service company shall take remedial measures immediately and report to the local post administrations. Failure to comply with such requirement may be subject to penalties including a fine ranging from RMB10,000 to RMB100,000, suspension of business for rectification or revocation of its courier service operation permit.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued by the CAC, the MIIT, the Ministry of Public Security, and the SAMR on January 23, 2019, app operators shall collect and use personal information in compliance with the Cyber Security Law and shall be responsible for the security of personal information obtained from users and take effective measures to strengthen personal information protection. Furthermore, app operators shall not force their users to make authorization by means of default settings, bundling, suspending installation or use of the app or other similar means and shall not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of app operators in terms of personal information protection and specifies acts of app operators that will be considered as “collection and use of personal information without users’ consent.”

In addition, pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications jointly promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021, and effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of a mobile app’s basic function services, without which the mobile app cannot achieve its functional services. For mail and express delivery mobile apps, the basic function services are “posting and delivery of mails, parcels, printed materials and other items,” and the necessary personal information includes (i) name, ID documentation type and number, and other identity information of the sender, (ii) address and contact number of the sender, (iii) name, address, and contact number of the recipient, and (iv) name, nature, and quantity of the item consigned for delivery.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information. Moreover, on October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service operators and the severe situations of the relevant crimes.

On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or disclose personal information of others.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the PRC territory, the personal information collected and produced within the PRC. Specifically, a personal information processor who use personal information to make automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the registration, use, and management of internet users’ account information. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information, and other management systems.

On February 12, 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, which will come into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years.

Regulations Relating to Algorithmic Recommendation

Since 2021, the PRC government has taken steps to strengthen the supervision on the utilization of algorithm in the field of Internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, or the Administration Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administration Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services shall not use the services to (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations.

Failure to comply with the above laws and regulations may subject the internet service providers like us to administrative penalties including, without limitation, fines, suspension of business operation, shut-down of websites, revocation of licenses and even criminal liabilities.

Regulations Relating to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the STA, the SAMR, the CSRC, and the SAFE issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took into effect on September 8, 2006, and was amended by the MOFCOM on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange. After the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems have been taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures, and several supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for its listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

The Trial Measures provide that (i) the issuer shall file with the CSRC within 3 business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the overseas offering and/or listing but after obtaining its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) once listed overseas, a report relating to the issuance information of such offering and/or list shall be submitted to the CSRC and a report to CSRC within three business days upon the occurrence of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer.

The Trial Measures further provide that an overseas securities offering and listing is explicitly prohibited, if any of the following exists: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended overseas securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023 and superseded the previous Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. The Confidentiality and Archives Administration Provisions expressly expands its application to both direct and indirect overseas offerings and listings and requires PRC domestic companies conducting overseas offerings and listings, as well as their securities companies and securities service providers (including accounting firms), to establish a sound confidentiality and archiving system. Pursuant to the Confidentiality and Archives Administration Provisions, if a PRC domestic company is, in the course of its overseas offering and listing, required to publicly disclose or provide to any securities company, securities service provider, or regulator of a foreign jurisdiction, any material that contains state secrets or work secrets of state agencies, or any material that, if divulged, would jeopardize national security or the public interest, such domestic company must complete the applicable approval and filing procedures and any other procedures prescribed by law. The Confidentiality and Archives Administration Provisions also mandate that all working paper and other files produced in China by securities companies and securities service providers in the course of the overseas offerings and listings must be stored in China and must not be transmitted outside China without the approval of the competent PRC authorities. The Confidentiality and Archives Administration Provisions also alters procedures for the inspections of PRC domestic companies listing overseas and their securities companies and securities service providers by foreign regulators. Specifically, in relation to inspections conducted on-site in China, it removes the requirements that such inspection must be carried out primarily by PRC regulators or must rely on the results of inspection of PRC regulators. Pursuant to the Confidentiality and Archives Administration Provisions, foreign regulators should carry out activities relating to investigation, evidence collection and inspection, through cross-border cooperation mechanisms. Further, PRC domestic companies, securities companies and securities service providers should obtain approvals from the CSRC or other relevant PRC authorities before cooperating with foreign regulators in their investigations or inspections or providing any material to them.

Regulations Relating to Pricing

In China, the prices of a numbers of products and services are set by the government. According to the Pricing Law promulgated on December 29, 1997, which became effective on May 1, 1998, operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the service items, pricing structures and other related standards clearly. Operators may not charge any fees that are not explicitly indicated. Operators must not commit unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, requiring compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification or having their business licenses revoked if the violations are severe.

Regulations Relating to Anti-Monopoly

The Anti-Monopoly Law of the PRC, as last amended by the SCNPC on June 24, 2022, or the Anti-Monopoly Law, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Pursuant to the Anti-Monopoly Law, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, or fixing the price of commodities for resale to third parties, among other actions, unless the agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines.

In addition, as required by the Anti-Monopoly Law, a business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of illegal gains and fines.

The latest amended Anti-Monopoly Law increases the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The latest amended Anti-Monopoly Law also proposes for the relevant authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. In addition, the latest amended Anti-Monopoly Law introduces a “stop-clock mechanism” which may prolong the review process for the concentration.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry. Pursuant to these guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conduct in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among other things and based on big data and algorithms, whether differentiated transaction prices or other transaction conditions are implemented for consumers with different payment abilities, consumption preferences, and usage habits may be used to analyze whether there is a differentiated treatment, which is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. We do not believe that we have engaged in any behaviors in violation of the anti-monopoly laws, such as entering into monopolistic agreements or requiring other business operators to “choose one” among us and our competitors. However, as these guidelines were only issued recently, there are still uncertainties as to their interpretation and implementation in practice in the future depending on facts and circumstances.

On March 24, 2022, the SAMR issued the Interim Provisions on the Prohibitions of Monopoly Agreements, the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Interim Provisions on Review of Concentration of Business Operators, all to which became effective on May 1, 2022. The provisions further elaborate on the factors to be taken into consideration when assessing monopoly agreements, abusive acts and concentration of business operators. On January 22, 2024, the State Council of the PRC released the revised Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings, which raise the revenue threshold for merger filings, and provide that the anti-monopoly authority may order the business operators to file for clearance even if the revenue threshold is not met.

On April 25, 2024, the Anti-Monopoly Committee of the State Council of the PRC issued the Anti-Monopoly Compliance Guideline (2024 Version) for Operators, which provides general guidance on compliance management system, compliance risk focus, compliance risk management, and compliance management guarantee on the basis of this law to encourage the operators prevent the compliance risk of this law.

Regulations Relating to Foreign Exchange

Regulations Relating to Foreign Currency Exchange

Pursuant to the Foreign Exchange Administrative Regulations of the PRC promulgated by the State Council on January 29, 1996, effective on April 1, 1996 and last amended on August 5, 2008, Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments after the relevant financial institutions have reasonably examined the authenticity of the transactions and their consistency with foreign exchange receipts and payments, but are not freely convertible for capital expenditure items such as direct investment, loans, or investments in securities outside the PRC unless the approval of the SAFE or its local counterparts is obtained in advance. According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition) issued by the SAFE, which came into effect on May 6, 2024, as well as other regulatory principles, the funds raised by domestic companies through overseas offerings should be repatriated to the mainland China in a timely manner, either in RMB or in foreign currency.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took into effect on June 1, 2015 (and last amended on March 23, 2023), and replaced the Circular on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or the SAFE Circular 142. The SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, on June 9, 2016, which, among other things, amended certain provisions of the SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 removed certain restrictions previously provided under SAFE Circular 142 on the conversion by a foreign-invested enterprise of its capital denominated in foreign currency into Renminbi and the use of such Renminbi and allowed foreign invested enterprises to settle their foreign currency-denominated capital at their discretion based on actual needs of their business operations. According to the SAFE Circular 19 and the SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the SAFE Circular 19 or the SAFE Circular 16 could result in administrative penalties.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, or the SAFE Circular 28, which was recently amended on December 4, 2023. SAFE Circular 28 expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or the SAFE Circular 37, for the purpose of simplifying the approval process, and for the promotion of cross-border investment. Under the SAFE Circular 37, (1) before the PRC residents or entities conduct investment in offshore special purpose vehicles with their legitimate onshore and offshore assets or equities, they must register with local SAFE branches with respect to their investments; and (2) following the initial registration, they must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions).

The SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or the SAFE Circular 13, on February 13, 2015, which came into effect on June 1, 2015, and allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The SAFE and its branches shall perform indirect regulation over the foreign exchange registration via qualified banks.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of foreign exchange regulations.

Regulations Relating to Intellectual Property

Trademarks

Trademarks are protected by the PRC Trademark Law promulgated by the SCNPC on August 23, 1982, and last amended on November 1, 2019 as well as the Implementation Regulation of the PRC Trademark Law promulgated by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of National Intellectual Property Administration, or the Trademark Office, handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. A trademark registrant may license its registered trademark to another party by entering into a trademark license agreement. Trademark license agreements must be filed with the Trademark Office to be recorded, while the non-filing of the licensing of a trademark shall not be contested against a good faith third party. The licensor shall supervise the quality of the commodities on which the trademark is used, and the licensee shall guarantee the quality of such commodities.

The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Domain Names for the Chinese Internet promulgated by the MII on November 5, 2004, and effective on December 20, 2004, which was superseded by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017, and effective on November 1, 2017, and the Implementing Rules on Registration of Domain Names promulgated by China Internet Network Information Center and effective on May 29, 2012. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC Internet domain names. The domain name services follow a “first-come, first-file” principle. Applicants for registration of domain names shall provide their true, accurate, and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Patents

According to the Patent Law of the PRC (Revised in 2020) promulgated by the SCNPC on March 12, 1984, last amended on October 17, 2020, and came into effect on June 1, 2021, and its Implementation Rules (Revised in 2023) promulgated by the State Council on December 11, 2023, and will be effective on January 20, 2024, the National Intellectual Property Administration is responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its Implementation Rules provide for three types of patents, “invention,” “utility model,” and “design.” Invention patents are valid for 20 years, while design patents are valid for fifteen years and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness, and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Copyright

The Copyright Law of the PRC (Revised in 2020), or the Copyright Law, which was further amended in November 2020 and took effect in June 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, right of reproduction, and other personal and property rights.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration of China administers software copyright registration and China Copyright Protection Center, or the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the computer software copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law, or the EIT Law, which was promulgated by the SCNPC on March 16, 2007 and became effective on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC, or the EITIR, which was promulgated by the State Council on December 6, 2007 and was last amended in January 2025, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25%. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10% and enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income. The EITIR defines “de facto management bodies” as “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.

In addition, pursuant to the EIT Law, Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. According to the Announcement of the State Taxation Administration on Issuing the Revised Measures for Handling Enterprise Income Tax Preferences (revised in 2018), which was promulgated by the State Administration of Taxation, or the SAT, and came into effect on April 25, 2018, enterprises enjoying enterprise income tax preferences shall adopt the handling methods of “making independent judgment, declaring for enjoyment and retaining the relevant materials for future reference.” An enterprise shall, according to its operating condition and related tax provisions, independently determine whether it satisfies the conditions required for enterprise income tax preferences. Those who meet the conditions may independently calculate the tax deductions or exemptions according to the time listed in the Catalog for the Administration of Enterprise Income Tax Preferences (Revision 2017), and enjoy tax incentives by filing enterprise income tax returns. Meanwhile, they shall, in accordance with the relevant provisions, collect and retain the relevant materials for future reference.

Dividends Withholding Tax

According to the EIT Law, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR.

However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated and took into effect on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company improperly benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or the SAT Circular 35, which became effective on January 1, 2020. The SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities.

Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by SAT on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management, and other activities, the applicant is unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Individual Income Tax

According to the PRC Individual Income Tax Law (Revised in 2018), which was promulgated by the SCNPC on August 31, 2018 and became effective on January 1, 2019 and the Implementing Regulations of the Individual Income Tax Law of the PRC (Revised in 2018), which was promulgated by the State Council on December 18, 2018, and became effective on January 1, 2019, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC individual income tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC individual income tax.

Value-added Tax and Business Tax

According to Provisional Regulations on Value-added Tax of the PRC, which was promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and was amended on November 10, 2008, February 6, 2016, November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by the Ministry of Finance on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, organizations and individuals engaging in sale of goods or processing, repair and assembly services, sale of services, intangible assets, immovable and importation of goods in the PRC shall be taxpayers of Value-added Tax, or the VAT, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair, and replacement services, the sale of services, intangible assets, or immovable properties, and the importation of goods within the territory of the PRC must pay value-added tax.

Since January 1, 2012, the Ministry of Finance and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nationwide application in 2013. In accordance with the Notice on Fully Launch of the Pilot Scheme for the Conversion of Business Tax to Value-Added Tax that was issued by the Ministry of Finance and the SAT on March 23, 2016 and came into effect on May 1, 2016, the state started to fully implement the pilot change from business tax to value-added tax on May 1, 2016. All taxpayers of business tax in the construction industry, real estate industry, financial industry, and living service industry have been included in the scope of the pilot and should pay value-added tax instead of business tax. On November 19, 2017, the Business Tax Provisional Regulation was abolished. On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, which provides certain VAT reduction arrangements.

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law, which will come into effect on January 1, 2026 and replace the Interim Regulations on Value-added Tax of the PRC. According to the Value-added Tax Law, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and importation of goods within the territory of the PRC are VAT payers and shall pay VAT. Taxpayers that sell goods are subject to a tax rate of 13% and taxpayers that sell services or intangible assets are subject to a tax rate of 6%. Unless otherwise provided for in this Law, a taxpayer that makes a taxable transaction shall calculate and pay VAT by offsetting input tax against output tax according to the general tax calculation method and calculate the VAT payable. Where VAT is computed and paid under the general tax computation method, the tax amount payable shall be the balance of the output tax for the current period after offsetting against the input tax for the current period.

Enterprise Income Tax Relating to Indirect Transfer of Non-Resident Enterprises

On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of Enterprise Income Tax Concerning Proceeds from Equity Transfers by Non-Resident Enterprises, or the SAT Circular 698. By promulgating and implementing the SAT Circular 698, the PRC tax authorities have enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The SAT further issued the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7, on February 3, 2015, to supersede existing provisions in relation to the indirect transfer as set forth in the SAT Circular 698. The SAT Circular 7 introduces a new tax regime that is significantly different from that under the SAT Circular 698. The SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the SAT Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The SAT Circular 7 also provides clearer criteria than the SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets by the PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source, or the SAT Circular 37, which came into force and replaced the SAT Circular 698 and certain other regulations on December 1, 2017 and partly amended on June 15, 2018. The SAT Circular 37 does, among other things, simplify procedures of withholding and payment of income tax levied on non-resident enterprises.

Regulations Relating to Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas private special purpose company may register with SAFE or its local branches before exercising rights.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. On October 12, 2021, the SAT has issued the Notice of the State Administration of Taxation on Several Measures for Deepening the Reform of “Streamlining Administration, Instituting Decentralization, Improving Regulation and Optimizing Services” in the Taxation Field to Cultivate and Stimulate the Vitality of Market Players, or the SAT Notice 69. The SAT Notice 69 requires domestic enterprises to report their share incentive plans to the tax authorities in charge, which gives the equities of an overseas enterprise to their employees. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Employment and Social Welfare

The Labor Contract Law

Pursuant to the Labor Law of the PRC promulgated by the SCNPC on July 5, 1994, becoming effective on January 1, 1995 and amended on August 27, 2009 and on December 29, 2018, the Labor Contract Law of the PRC promulgated by the SCNPC on June 29, 2007, becoming effective on January 1, 2008 and amended on December 28, 2012 and effective from July 1, 2013, and the Regulations on the Implementation of the Labor Contract Law promulgated by the State Council and effective on September 18, 2008, labor relationships between employers and employees must be executed in written form. Where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the date when the employee begins to work. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. Employees are also required to work in safe and sanitary conditions.

On July 16, 2021, the Ministry of Human Resources and Social Security, the NDRC, the Ministry of Transport, together with several other governmental authorities jointly promulgated Guiding Opinions on Safeguarding the Rights and Interests of Labors in New Forms of Employment, which require, among others, platform enterprises adopting labor outsourcing and other cooperative labor methods to undertake corresponding responsibilities in accordance with laws and regulations when labors’ rights and interests are damaged, call for organizing and launching pilot programs for occupational injury protection of flexible employment personnel, focusing on platform enterprises in industries such as mobility, takeout, instant delivery and intra-city freight, and encourage platform enterprises to improve the protection for flexible employment personnel on the platform by purchasing personal accident, employer liability and other commercial insurances.

Social Insurance and Housing Fund

Enterprises in China are required by the PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund.

According to the Social Security Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and effective on July 1, 2011 and amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums came into effect on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance promulgated on January 22, 1999 and Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, work injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while work injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the historical shortfall in social insurance contributions in arrears.

According to the Regulations on the Administration of Housing Fund, which was promulgated by the State Council, effective on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, enterprises in the PRC must register with the competent managing center for housing funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in a full timely manner. Employers that violate these regulations and fail to process housing fund payments or deposit registrations with the housing fund administration center within a designated period are subject to a fine ranging from RMB10,000 to RMB50,000.

C.	ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our principal subsidiaries and other entities that are material to our business, as of December 31, 2024:

BingEx Limited
(Cayman Islands)
100%
BingEx Global Limited
(Hong Kong)
100%
Offshore
Mainland China
Beijing Shansong
Technology Co., Ltd.
Beijing Tongcheng Biying
Technology Co., Ltd.*
100%
100%
100%
Guangxi Tongcheng
Biying Technology Co.,
Ltd.
Hainan Tongcheng Biying
Technology Co., Ltd.
Zhoukou Tongcheng
Biying Technology Co.,
Ltd.
Equity interest
Contractual Arrangements

Note:

*	Shareholders of Beijing Tongcheng Biying Technology Co., Ltd., the VIE, include (i) Mr. Peng Xue, our founder, chairman of the board of directors, and chief executive officer, who holds 97.09%, and (ii) Mr. Hongjian Yu, our co-founder, director, and executive president, who holds 2.91%.

Contractual Arrangements with the VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Our WFOE is one of our PRC subsidiaries and is a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in the PRC through the VIE based on a series of contractual arrangements by and among our WFOE, the VIE and its shareholders.

Our contractual arrangements with the VIE and its shareholders allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC laws.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, the VIE and its shareholders.

Agreements that provide us with effective control over the VIE

Powers of Attorney. Pursuant to the powers of attorney executed by the VIE’s shareholders, each of them irrevocably authorized our WFOE or its designee(s) to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in the VIE, including but not limited to (i) convening and attending shareholder meetings, (ii) exercising voting rights with respect to any matters discussed in shareholder meetings, (iii) signing and delivering any written resolutions and minutes, (iv) selling, transferring, pledging or disposing of equity interests in part or in whole, (v) nominating, electing, designating, appointing or removing the legal representative, directors and other senior management of the VIE, (vi) approving amendments of articles, and (vii) exercising all other rights conferred by the VIE’s memorandum and articles and relevant laws and regulations. The powers of attorney remain irrevocably effective as long as such VIE shareholders remain as the VIE’s shareholders, unless otherwise instructed by our WFOE.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among our WFOE, the VIE and its shareholders, the VIE’s shareholders pledged all of their equity interests of the VIE to our WFOE as security for performance of the obligations of the VIE and its shareholders under the exclusive option agreement, the exclusive business cooperation agreement and the powers of attorney. During the term of the equity interest pledge agreement, our WFOE has the right to receive all of the VIE’s dividends distributed on the pledged equity to the extent permitted under PRC laws. If any of the specified events of default occurs, our WFOE, as pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIE. Our WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The VIE and its shareholders undertake that, without the prior written consent of our WFOE, they will not transfer, create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive option agreement, the exclusive business cooperation agreement and the powers of attorney.

We have completed the registration of the equity pledge under the latest equity interest pledge agreement in relation to the VIE with the relevant office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement between our WFOE and the VIE, our WFOE has the exclusive right to provide, among other things, technological development, technological support, consultation and related services to the VIE. In exchange, the VIE pays service fees at any time agreed by the parties to our WFOE in an amount consisting of management fee and fee for services provided, which shall be reasonably determined by our WFOE based on the factors as provided in the exclusive business cooperation agreement. Without the prior written consent of our WFOE, the VIE cannot assign its rights and obligations to any third party. Our WFOE has the exclusive and complete ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive business cooperation agreement will remain effective for thirty years upon its execution by the parties and be automatically extended for another thirty years upon expiration date, unless otherwise agreed by our WFOE.

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Option Agreement. Under the exclusive option agreement among BingEx Limited, our WFOE, the VIE and its shareholders, each of the shareholders of the VIE has irrevocably granted BingEx Limited or its designee(s) an exclusive option to purchase, at any time and to the extent permitted under PRC laws, all or any part of their equity interests in the VIE at an aggregate consideration of RMB10.00, or the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws. The VIE and/or its shareholders covenant that, without BingEx Limited’s prior written consent, they will not, among other things, (i) sell, transfer, mortgage or otherwise dispose of their equity interests in the VIE, or create any encumbrance on their equity interests in the VIE, except for those encumbrances created by the VIE’s shareholders on the VIE under the equity interest pledge agreement, the powers of attorney of the VIE’s shareholders, and the exclusive option agreement; (ii) amend the VIE’s articles of association, or change the VIE’s registered capital or shareholding structure in any other manners; (iii) cause the VIE to enter into any material contract, except in the ordinary course of business; (iv) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary course of business but not incurred by way of borrowing; (v) merge or consolidate the VIE with any other entity or acquire or invest in any other entity; (vi) distribute any dividend, however, upon request by BingEx Limited, the VIE shall immediately distribute all distributable profits to its shareholders; (vii) sell, transfer, mortgage or otherwise dispose of any of the VIE’s material assets or legal or beneficial interest in the material business or revenues of the VIE, or allow any encumbrance of any security interest thereon; or (viii) liquidate or dissolve the VIE unless otherwise required by PRC law. The exclusive option agreement will be terminated when the entire equity interests in the VIE have been transferred to BingEx Limited or its designee(s) pursuant to the agreement.

Spousal Consent Letters. Pursuant to the spousal consent letter executed by the spouses of all shareholders of the VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of such shareholders be disposed of in accordance with the exclusive option agreement, the equity interest pledge agreement and the power of attorney described above, and that such shareholders may perform, amend or terminate such agreements without the signing spouses’ additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIE held by such shareholder. In addition, in the event that the signing spouses obtain any equity interest in the VIE held by such shareholder for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of the VIE and our WFOE in China are not in violation of any explicit provision of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements among BingEx Limited, our WFOE, the VIE and its shareholders governed by PRC laws are valid, binding, and enforceable, and will not result in any violation of any explicit provisions of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law,” and “Item 3. Key Information—D. Risk Factors—Risks relating to Doing Business in China—There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

D.	PROPERTY, PLANT AND EQUIPMENT

Our headquarters is located in Beijing, China, where we lease and occupy office space with an aggregate floor area of approximately 6,283 square meters as of December 31, 2024. We also lease and occupy office buildings with an aggregate floor area of approximately 13,630 square meters in other cities in China. These leases typically vary in duration from one to five years.

A majority of our servers are hosted in Beijing, China. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Forward-Looking Information.”

A.	OPERATING RESULTS

We are a pioneer in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. We brand our services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through our services, we remain dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in our business.

Since the inception of our commercial operation in 2014, our business has flourished with individual and business customers embracing the on-demand dedicated courier industry. As of December 31, 2024, we had approximately 2.8 million registered riders, which we call Flash-Riders, and had expanded our services coverage to 295 cities in China.

We have grown rapidly in recent years and achieved profitability in 2023. We have attracted more individual and business customers to use our services to achieve greater economies of scale. The increase in customer demand generates higher order volume, which in turn helps us engage more Flash-Riders. The superior customer experience we provide, supported by a growing rider force that strengthens our network density and delivery capacity, naturally leads to organic growth in customer base and order volume. This powerful network effect is the core engine that drives the organic and long-term growth of our business. We have fulfilled 213.4 million, 270.7 million, and 277.2 million orders in 2022, 2023, and 2024, respectively. Our revenues increased from RMB4,002.7 million in 2022 to RMB4,528.8 million in 2023, and further increased to RMB4,468.2 million (US$612.1 million) in 2024. We recorded a net loss of RMB180.4 million in 2022, a net income of RMB110.5 million in 2023 and a net loss of RMB146.5 million (US$20.1 million) in 2024, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s on-demand dedicated courier industry, including, among others, China’s overall economic growth, the increase in per capita disposable income, the expansion of urbanization, the growth in consumer spending and consumption upgrades, and the competitive environment, as well as the governmental policies and initiatives. Any widespread pandemic that impacts public health, social gatherings, and mobility also affect the demand for on-demand dedicated courier services. Unfavorable changes in any of these general industry conditions could negatively affect demand for our on-demand dedicated courier services and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by factors specific to our company, including the following major factors:

●	our ability to enhance delivery services to provide superior customer experience;

●	our ability to operate our scalable business model with attractive unit economics;

●	our ability to invest effectively in technology; and

●	our ability to enhance operational efficiency.

Our ability to enhance delivery services to provide superior customer experience

Revenue from our on-demand dedicated courier services is driven by the number of orders that customers place with us, including the orders brought by new customers and existing customers. The willingness of customers to place orders with us, particularly orders of high-value items, is in turn affected by the customer experience that we can deliver to them.

We have been continually improving our delivery services to enhance customer experience in all aspects. We aim to strengthen our Flash-Rider force to enhance the capacity of our network while maintaining a broad geographic coverage. In 2022, 2023, and 2024, we fulfilled 213.4 million, 270.7 million, and 277.2 million orders, respectively, for our individual and business customers. In the same periods, we completed local delivery orders in 31 minutes, 29 minutes, and 27 minutes on average, respectively. As of December 31, 2024, our services covered 295 cities in China.

Our ability to operate our scalable business model with attractive unit economics

Our results of operations depend in part on our ability to operate our scalable business model with attractive unit economics. Our business model has low fixed costs with high scalability, which allows us to quickly establish footprints in more cities and regions.

Our crowd-sourcing model for Flash-Riders and our lean headquarter operations have allowed us to expand our existing operations and enter into more cities at low fixed costs. Remuneration and incentives paid to our Flash-Riders were the largest component of our cost of revenues, amounting to RMB3,614.2 million, RMB3,974.8 million, and RMB3,807.7 million (US$521.7 million) in 2022, 2023 and 2024, respectively. Remuneration and incentives paid to our Flash-Riders as percentage of our revenues were 90.3%, 87.8%, and 85.2% in 2022, 2023 and 2024, respectively, demonstrating our ability to maintain a stable cost structure in the same periods even while we were in a phase of rapid expansion.

Our ability to invest effectively in technology

We have been constantly endeavoring to improve delivery efficiency through technology and innovation capabilities. We have developed a proprietary pricing and dispatching system that assigns orders to our Flash-Riders on a real-time basis, prices each order intelligently based on an array of factors, and calculates the optimal delivery route. Moreover, our digitalized rider management system helps us rate, incentivize and retain our Flash-Riders. We have made, and will continue to make, significant investments to improve our technology capabilities and optimize the efficiency of our delivery network.

In addition, as our technology evolves and our delivery network keeps expanding, the order volume and density will continue to increase, which can attract more Flash-Riders to our business and drive up our delivery efficiency. We will continue to invest in research and development to steer technological innovation.

Our ability to enhance operational efficiency

Our ability to achieve and maintain profitability is dependent on our ability to further control our costs and expenses and improve our operational efficiency. Selling and marketing expenses, consisting primarily of online and offline advertisements, have historically represented a large portion of our total costs and expenses.

We have always been mindful of the balance between rapid business expansion and costs and expenses, particularly selling and marketing expenses. We have been striving to improve selling and marketing efficiency. For example, we have employed various social media to promote our services and have adopted different promotional activities and marketing strategies for customers with diversified purchasing power in different cities. We have placed and will continue to place advertisements to increase the mind-share of our FlashEx brand, which helps us attract new customers. We have also focused our marketing efforts on word-of-mouth referrals and the network effect of our presence that can minimize incentives provided to customers. We expect we will continue to invest in selling and marketing and strive to maintain and improve our sales and marketing efficiency. In addition, as our business grows, we expect to achieve greater operating leverage and increase the productivity of our personnel, allowing us to acquire customers more cost-effectively and achieve higher operational efficiency.

Key Components of Results of Operations

Revenues

We generate all of our revenue from fees collected from on-demand dedicated courier services we provide to individual and business customers.

We record revenues net of value-added taxes (VAT) and customer incentives. We offer various incentive programs to individual and business customers in the form of coupons or volume-based discounts, which have been deducted from the revenues upon the usage by the customers in a purchase transaction. We may continue to use customer incentives to expand our business in targeted geographic locations, taking into account various market conditions. We expect an increase in revenue from delivery services in the foreseeable future, as we expand our business and attract more customers for our on-demand dedicated courier services.

Cost of revenues

Our cost of revenues primarily consists of (i) remuneration and incentives paid to Flash-Riders to fulfill delivery orders, (ii) transaction fees charged by third-party payment platforms, (iii) staff cost, and (iv) rental, depreciation and other costs related to revenues. Flash-Riders’ remuneration and incentives to fulfill delivery orders is the largest component of our cost of revenues, which were RMB3,614.2 million, RMB3,974.8 million and RMB3,807.7 million (US$521.7 million) in 2022, 2023 and 2024, respectively. The percentage of Flash-Riders’ remuneration and incentives to fulfill delivery orders to revenues were 90.3%, 87.8%, and 85.2% in 2022, 2023 and 2024, respectively.

Gross profit and gross margin

Our gross profit increased from RMB259.3 million in 2022 to RMB394.6 million in 2023, and further increased to RMB490.6 million (US$67.2 million) in 2024. Our gross profit margin was 6.5%, 8.7%, and 11.0% in 2022, 2023 and 2024, respectively.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses.

The following table sets forth the breakdown of our total costs and expenses, in amounts and as percentages of total revenues for each of the periods presented:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, other than percentages)
Operating expenses
Selling and marketing expenses	(240,477)	(6.0)	(188,249)	(4.2)	(223,935)	(30,679)	(5.0)
General and administrative expenses	(102,645)	(2.6)	(104,810)	(2.3)	(148,549)	(20,351)	(3.4)
Research and development expenses	(118,619)	(3.0)	(90,847)	(2.0)	(143,856)	(19,708)	(3.2)
Total	(461,741)	(11.5)	(383,906)	(8.5)	(516,340)	(70,738)	(11.6)

Selling and marketing expenses. Our selling and marketing expenses mainly consist of (i) advertising and marketing expenses, and (ii) staff cost, share-based compensation expenses, rental and depreciation related to selling and marketing functions. Advertising expenses primarily consist of endorsement fees and advertising expenses.

General and administrative expenses. Our general and administrative expenses mainly consist of (i) payroll and related costs for employees engaging in general corporate functions, (ii) share-based compensation expenses, (iii) professional fees and other general corporate expenses, as well as (iv) expenses associated with the use of facilities and equipments, such as depreciation and rental expenses.

Research and development expenses. Our research and development expenses mainly consist of (i) staff cost, share-based compensation expenses, rental and depreciation related to research and development functions, and (ii) other expenses related to research and development functions.

Other income

Our other income mainly represents government grants. The government grants consist of financial subsidies received from various levels of local governments from time to time, which are granted for general corporate purposes and to support our ongoing operations and compliance with specific policies promoted by the local governments. The grants are determined at the discretion of the relevant government authorities and there are no restrictions on their use.

Changes in fair value of long-term investments

Our long-term investments consist of equity investments with readily determinable fair value and debt investments using fair value option, the changes in fair value of our equity investments and debt investments are recorded in the changes in fair of long-term investments.

Taxation

Cayman Islands

The Cayman Islands currently levy no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties that may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, payments of dividends by us to our shareholders will not be subject to taxation in the Cayman Islands and no withholding tax will be imposed on the payment of a dividend to any holder of our shares.

Hong Kong

Our subsidiary incorporated in Hong Kong, BingEx Global Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. BingEx Global Limited is exempted from the Hong Kong income tax on its offshore sourced income. In addition, payments of dividends from BingEx Global Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2022, 2023, or 2024.

Mainland China

Our PRC subsidiaries and the VIE are subject to the EIT Law, and are subject to a statutory income tax rate of 25%. According to the EIT Law, entities that qualify as “high-and-new technology enterprises eligible for key support from the State,” or HNTE, are entitled to a preferential income tax rate of 15%. In 2017, Beijing Tongcheng Biying Technology Co., Ltd., the VIE, received the approval from the relevant tax authority that it qualified as an HNTE. The VIE subsequently renewed the HNTE certificate in 2020 and 2023. Thus, it is entitled to the preferential income tax rate of 15% from 2017 to 2025. In 2023, Beijing Shansong Technology Co., Ltd., our WFOE, obtained the HNTE certificate, and thus it is entitled to the preferential income tax rate of 15% from 2023 to 2025. We did not incur any income tax expense for the years ended December 31, 2022, and 2023, as we had no taxable income in the respective years. We incurred income tax expense of RMB69 thousand (US$9 thousand) for the year ended December 31, 2024. Deferred tax benefit was nil as full valuation allowance was provided for our deferred tax assets.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise, or FIE, to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our company is incorporated, does not have such tax treaty with China. According to the Double Tax Avoidance Arrangement, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the immediate holding company owns at least 25% of the equity interest of the FIE and satisfies all other requirements under the tax arrangement and receives approval from the relevant tax authority. We did not record any dividend withholding tax, as our PRC entities have no retained earnings in the periods presented. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC shall be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe it is likely that our operations outside the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future year.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, other than percentages)
Revenues	4,002,712	100.0	4,528,826	100.0	4,468,161	612,136	100.0
Cost of revenues(1)	(3,743,450)	(93.5)	(4,134,271)	(91.3)	(3,977,598)	(544,929)	(89.0)
Gross profit	259,262	6.5	394,555	8.7	490,563	67,207	11.0
Operating expenses:
Selling and marketing expenses(1)	(240,477)	(6.0)	(188,249)	(4.2)	(223,935)	(30,679)	(5.0)
General and administrative expenses(1)	(102,645)	(2.6)	(104,810)	(2.3)	(148,549)	(20,351)	(3.4)
Research and development expenses(1)	(118,619)	(3.0)	(90,847)	(2.0)	(143,856)	(19,708)	(3.2)
Total operating expenses	(461,741)	(11.5)	(383,906)	(8.5)	(516,340)	(70,738)	(11.6)
Income (loss) from operations	(202,479)	(5.1)	10,649	0.2	(25,777)	(3,531)	(0.6)
Interest income	9,565	0.2	20,881	0.5	21,216	2,907	0.5
Changes in fair value of long-term investments	—	—	—	—	(187,725)	(25,718)	(4.2)
Investment income	3,274	0.1	4,648	0.1	4,203	576	0.1
Other income	9,202	0.2	74,321	1.6	41,672	5,709	0.9
Income (loss) before income taxes	(180,438)	(4.5)	110,499	2.4	(146,411)	(20,057)	(3.3)
Income tax expense	—	—	—	—	(69)	(9)	(0.0)
Net income (loss)	(180,438)	(4.5)	110,499	2.4	(146,480)	(20,066)	(3.3)

Note:

(1)	Shared-based compensation expenses were allocated as follows:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, other than percentages)
Cost of revenues		—	—	—	7,711	1,057	4.8
Selling and marketing expenses	—	—	—	—	40,445	5,541	25.3
General and administrative expenses	—	—	—	—	49,084	6,724	30.7
Research and development expenses	—	—	—	—	62,787	8,602	39.2
Total	—	—	—	—	160,027	21,924	100.0

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues decreased by 1.3% from RMB4,528.8 million in 2023 to RMB4,468.2 million (US$612.1 million) in 2024, which was primarily attributable to the variation in the average delivery distance. The number of orders was fulfilled through our dedicated courier services increased from 270.7 million in 2023 to 277.2 million in 2024.

Cost of revenues

Our cost of revenues decreased by 3.8% from RMB4,134.3 million in 2023 to RMB3,977.6 million (US$544.9 million) in 2024. The decrease was primarily attributable to the decrease in Flash-Riders’ remuneration and incentives to fulfill orders, which were RMB3,974.8 million and RMB3,807.7 million (US$521.7 million) in 2023 and 2024. The decrease was partially offset by the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions, amounting to RMB7.7 million (US$1.1 million). Flash-Rider’ remuneration and incentives accounted for 87.8% and 85.2% of our revenues in 2023 and 2024, respectively.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased from RMB394.6 million in 2023 to RMB490.6 million (US$67.2 million) in 2024. Our gross profit margin was 8.7% and 11.0% in 2023 and 2024, respectively.

Selling and marketing expenses

Our selling and marketing expenses increased by 19.0% from RMB188.2 million in 2023 to RMB223.9 million (US$30.7 million) in 2024. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions, amounting to RMB40.4 million (US$5.5 million).

General and administrative expenses

Our general and administrative expenses increased by 41.7% from RMB104.8 million in 2023 to RMB148.5 million (US$20.4 million) in 2024. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions, amounting to RMB49.1 million (US$6.7 million).

Research and development expenses

Our research and development expenses increased by 58.3% from RMB90.8 million in 2023 to RMB143.9 million (US$19.7 million) in 2024. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions, amounting to RMB62.8 million (US$8.6 million), which was partially offset by the decrease in staff cost from RMB81.0 million in 2023 to RMB71.2 million (US$9.8 million) in 2024.

Income (loss) from operations

As a result of the foregoing, we generated a loss from operations of RMB25.8 million (US$3.5 million) in 2024, accounting for 0.6% of our revenues in the same period, compared to an income from operations of RMB10.6 million in 2023.

Changes in fair value of long-term investments

In 2024, we recorded changes in fair value of long-term investments of RMB187.7 million (US$25.7 million), reflecting the losses from fair value measurement of long-term investments.

Other income

Our other income decreased from RMB74.3 million in 2023 to RMB41.7 million (US$5.7 million) in 2024. The decrease was mainly due to the decrease in government grants, which were determined at the discretion of the relevant governmental authorities.

Net income (loss)

As a result of the foregoing, we incurred a net loss of RMB146.5 million (US$20.1 million) in 2024, compared to a net income of RMB110.5 million in 2023. We had a net loss margin of 3.3% in 2024, compared to 2.4% in 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues increased by 13.1% from RMB4,002.7 million in 2022 to RMB4,528.8 million in 2023, which was primarily due to the increase of order volume. The number of orders we fulfilled through our dedicated courier services increased from 213.4 million in 2022 to 270.7 million in 2023.

Cost of revenues

Our cost of revenues increased by 10.4% from RMB3,743.5 million in 2022 to RMB4,134.3 million in 2023, in line with our revenues growth. The increase was primarily attributable to the increase in Flash-Riders’ remuneration and incentives to fulfill delivery orders from RMB3,614.2 million in 2022 to RMB3,974.8 million in 2023. Flash-Rider’ remuneration and incentives accounted for 90.3% and 87.8% of our revenues in 2022 and 2023, respectively.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased from RMB259.3 million in 2022 to RMB394.6 million in 2023. Our gross profit margin was 6.5% and 8.7% in 2022 and 2023, respectively.

Selling and marketing expenses

Our selling and marketing expenses decreased by 21.7% from RMB240.5 million in 2022 to RMB188.2 million in 2023. The decrease was primarily due to the decrease in advertising expenses from RMB66.0 million in 2022 to RMB22.5 million in 2023 while our customer base and order volume continued to grow as a result of our top-of-mind brand.

General and administrative expenses

Our general and administrative expenses increased by 2.1% from RMB102.6 million in 2022 to RMB104.8 million in 2023.

Research and development expenses

Our research and development expenses decreased by 23.4% from RMB118.6 million in 2022 to RMB90.8 million in 2023. The decrease was mainly attributable to the decrease in staff cost from RMB106.8 million in 2022 to RMB81.0 million in 2023.

Income (loss) from operations

As a result of the foregoing, we generated an income from operations of RMB10.6 million in 2023, accounting for 0.2% of our revenues in the same period, compared to a loss from operations of RMB202.5 million in 2022.

Other income

Our other income increased from RMB9.2 million in 2022 to RMB74.3 million in 2023. The increase was mainly due to the increase in government grants, which were determined at the discretion of the relevant governmental authorities.

Net income (loss)

As a result of the foregoing, we incurred a net income of RMB110.5 million in 2023, compared to a net loss of RMB180.4 million in 2022. We had a net profit margin of 2.4% in 2023, compared to a net loss margin of 4.5% in 2022.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash flows and working capital

We had net cash used in operating activities of RMB86.8 million in 2022. We had net cash provided by operating activities of RMB45.7 million in 2023 and net cash provided by operating activities of RMB2.2 million (US$0.3 million) in 2024. Our primary sources of liquidity have been proceeds from equity financings. As of December 31, 2024, we had RMB793.0 million (US$108.6 million) in cash and cash equivalents, restricted cash and short-term investments.

We believe net cash generated from operating activities and our cash on hand will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our accounts payable represent primarily remuneration payable to Flash-Riders. As of December 31, 2022, 2023 and 2024, our accounts payable were RMB356.1 million, RMB339.8 million, and RMB223.4 million (US$30.6 million), respectively.

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—A. History and Development of the Company.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 4. Information on the Company—C. Organizational Structure. “

A substantial majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated retained earnings. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches, and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the years presented:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(86,817)	45,707	2,189	300
Net cash provided by (used in) investing activities	461,380	26,049	(498,037)	(68,230)
Net cash provided by (used in) financing activities	—	(359)	433,512	59,391
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	29,054	5,850	2,038	279
Net increase (decrease) in cash and cash equivalents and restricted cash	403,617	77,247	(60,298)	(8,260)
Cash and cash equivalents and restricted cash at the beginning of the year	218,527	622,144	699,391	95,816
Cash and cash equivalents and restricted cash at the end of the year	622,144	699,391	639,093	87,556

Operating activities

Net cash provided by operating activities in 2024 was RMB2.2 million (US$0.3 million). The difference between the net loss of RMB146.5 million (US$20.1 million) and operating cash inflow mainly result from adding back non-cash expenses items, such as changes in fair value of long-term investments of RMB187.7 million (US$25.7 million), share-based compensation expenses of RMB160.0 million (US$21.9 million) and reduction in the carrying amount of right-of-use assets of RMB13.3 million (US$1.8 million), partially offset by additional RMB211.1 million used for working capital. The changes in cash used in operating activities, primarily include (i) a RMB116.4 million (US$16.0 million) decrease in accounts payable, (ii) a RMB85.7 million (US$11.7 million) decrease in accrued expenses and other current liabilities, and (iii) a RMB13.3 million decrease in operating leases. The decrease in accounts payable was primarily in relation to the decrease in Flash-Riders’ remuneration and incentives. The decrease in accrued expenses and other current liabilities was primarily due to the decrease in tax and surcharges.

Net cash provided by operating activities in 2023 was RMB45.7 million. This amount was primarily attributable to the net income of RMB110.5 million, adjusted for certain non-cash income and expenses, principally reduction in the carrying amount of right-of-use assets of RMB12.5 million, and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB51.8 million decrease in accrued expenses and other current liabilities, (ii) a RMB16.3 million decrease in accounts payable, (iii) a RMB12.9 million decrease in operating lease liabilities partially offset by a RMB12.9 million increase in deferred revenue. The decrease in accrued expenses and other current liabilities was primarily due to the decrease in tax and surcharges.

Net cash used in operating activities in 2022 was RMB86.8 million. This amount was primarily attributable to the net loss of RMB180.4 million, adjusted for certain non-cash expenses, principally depreciation and amortization of RMB5.5 million, and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB85.1 million increase in accounts payables, (ii) a RMB36.3 million increase in accrued expenses and other current liabilities, (iii) a RMB9.2 million decrease in deferred revenue, and (iv) a RMB7.9 million increase in prepayments and other current assets. The increase in accounts payables was primarily due to the growth in Flash-Riders’ remuneration and incentives. The increase in accrued expenses and other current liabilities was primarily due to the increase in accrued payroll and welfare.

Investing activities

Net cash used in investing activities in 2024 was RMB498.0 million (US$68.2 million), consisting primarily of (i) RMB1,109.8 million (US$152.0 million) in cash paid for purchase of investments, and (ii) RMB612.9 million (US$84.0 million) of proceeds from maturities of investments.

Net cash provided by investing activities in 2023 was RMB26.0 million, consisting primarily of (i) RMB728.7 million of proceeds from investments, (ii) RMB735.0 million in cash paid for purchase of investments, and (iii) RMB36.2 million of proceeds from maturity of term deposit.

Net cash provided by investing activities in 2022 was RMB461.4 million, consisting primarily of (i) RMB911.8 million of proceeds from maturity of term deposit, (ii) RMB791.4 million in cash paid for purchase of investments, (iii) RMB750.6 million of proceeds from investments, and (iv) RMB406.3 million in cash paid for purchase of term deposit.

Financing activities

In 2024, net cash provided by financing activities amounted to RMB433.5 million (US$59.4 million), primarily representing proceeds from initial public offering and partially offset by payments of listing expenses relating to the initial public offering.

In 2023, net cash used in financing activities amounted to RMB0.4 million, primarily representing payments for initial public offering costs.

We did not conduct any financing activities in 2022.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We made capital expenditures of RMB3.4 million, RMB3.1 million, and RMB1.1 million (US$0.2 million) in 2022, 2023, and 2024, respectively. In these periods, our capital expenditures represented our payment for purchases of property and equipment. We will continue to make such capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Total	2025	2026	2027	2028	2029
	(RMB in thousand)
Operating lease obligations(1)	45,174	14,405	12,502	12,115	6,152	—

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements for our office premises and other facilities.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2024.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

BingEx Limited is a holding company with no material operations of its own. We conduct our operations primarily through Beijing Shangsong Technology Co., Ltd., or WFOE, and the VIE. As a result, BingEx Limited’s ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2024, as our WFOE and substantially all of our other PRC subsidiaries and the VIE were in the accumulated loss position, no statutory reserve was appropriated for these companies. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated retained earnings and meets the requirements for statutory reserve funds.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	CRITICAL ACCOUNTING ESTIMATES

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the date of the financial statements, as well as the reported revenue generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material.

For the year ended December 31, 2024, we did not identify any critical accounting estimates that involve a significant level of estimation uncertainty and would have a material impact on our results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Xue	42	Founder, Chairman of the Board of Directors, and Chief Executive Officer
Hongjian Yu	43	Co-Founder, Director, and Executive President
Haibo Ru	46	Director
Le Tang	43	Chief Financial Officer
Zhihui Yang	51	Independent Director
Weili Hong	55	Independent Director
Jing Liu	54	Independent Director

Mr. Peng Xue is our founder and chairman of the board of directors, and has served as our chief executive officer since our inception and a director since May 2014. Mr. Xue is a serial entrepreneur with extensive experience in the technology and logistics industry in China. Prior to founding our company, Mr. Xue founded Beijing Caichuang Information Technology Co., Ltd. in 2008 which developed YiYouDi, an integrated logistics platform in China. Mr. Xue received a bachelor’s degree in information and computer science from North China University of Science and Technology, a master’s degree in business information system from Royal Holloway, University of London, an EMBA in finance from Tsinghua University and a DBA from Cheung Kong Graduate School of Business.

Mr. Hongjian Yu is our co-founder, director, and executive president. He served as our chief technology officer from 2014 to April 2021. Before co-founding the company, Mr. Yu served as chief technology officer from 2009 to 2014 at Beijing Caichuang Information Technology Co., Ltd. From 2006 to 2009, Mr. Yu served as senior engineer at Pactera Technology International Ltd., a digital services expert in the tourism and transportation industries in China. From 2004 to 2006, Mr. Yu served as senior engineer at Systems Technologies, Inc., a provider of solutions for managing distribution and control of visiting field in the United States. Mr. Yu received a bachelor’s degree in computer science and technology from North China University of Science and Technology and an MBA from Beijing Jiaotong University.

Mr. Haibo Ru has served as a director since August 2014. Mr. Ru has served as chief executive officer since 2014 at Beijing Wanwuminglang Technology Co., Ltd., an online video creating and sharing community based on the Weixin ecosystem in China. Prior to that, Mr. Ru has served as investment partner and vice president at Matrix Partners China since 2008. Prior to that, Mr. Ru worked as a project manager at China Mobile Communications Corporation from 2005 to 2008, and its subsidiary China Mobile Communications Group Beijing Co., Ltd. from 2003 to 2005, respectively. Mr. Ru received a bachelor’s degree in wireless communications engineering from Beijing University of Posts and Telecommunications and a master’s degree in signal and information processing in Tsinghua University.

Mr. Le Tang has served as our financial director since July 2019 and our chief financial officer since February 2021. Prior to joining us, Mr. Tang worked as senior finance director at Renren Inc. (NYSE: RENN) since June 2018. From 2013 to 2018, Mr. Tang held various leadership positions at LightInTheBox Holding Co., Ltd. (NYSE: LITB), including reporting director, finance director, senior finance director, and vice president of finance. From 2011 to 2013, Mr. Tang served as the reporting manager at Renren Inc. (NYSE: RENN). Prior to that, Mr. Tang worked for Deloitte for more than six years. Mr. Tang received a bachelor’s degree in accounting from University of International Business and Economics. He is a member of American Institute of Certified Public Accountants.

Mr. Zhihui Yang has served as our independent director since October 2024. Mr. Yang serves as the executive president of New Oriental Education and Technology Group Inc. (“New Oriental,” NYSE: EDU; HKEX: 9901) since January 2021 and its chief financial officer since April 2015. Mr. Yang held multiple positions since he joined New Oriental in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Prior to joining New Oriental, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to March 2006, and worked for PricewaterhouseCoopers as a senior auditor from August 1997 to May 2022. Since April 2023, Mr. Yang has served as an independent director and the chairman of audit committee at DiDi Global Inc. Mr. Yang received a bachelor’s degree in economics from Guanghua School of Management of Peking University.

Dr. Weili Hong has served as our independent director since October 2024. Dr. Hong has over 30 years of experience in finance and investment in both China’s and overseas financial institutions and capital markets. Dr. Hong served as the president and chief research officer of CMC Holdings from 2016 to 2018. Prior to joining CMC, Dr. Hong was a partner of Gopher Asset Management, a leading FOFs management company in China from 2014 to 2016, primarily responsible for PE/VC FOFs and direct investments. Dr. Hong also served as the managing partner of KTB China from 2008 to 2012, and the head of BD in ING China from 2004 to 2007. Dr. Hong joined Shanghai Stock Exchange at its forming stage in 1992, where he served in several important positions and developed China’s first financial futures product. From 1996 to 2003, he served as the managing director of the securities business of China Venture-Tech Investment Group. Dr. Hong has served as an independent non-executive director at ClouDr Group Limited (HKSE: 9955) since July 2022 and an independent non-executive director at Edianyun Limited (HKSE: 2416) since May 2023. He previously served as an independent non-executive director of companies including Dingdong (Cayman) Ltd., Qinhuai Data, Rise Education Cayman Ltd, and Luolai Lifestyle Technology Co., Ltd. Dr. Hong currently serves as a guest professor in the School of Economics of Fudan University, and a guest professor of the International School of Finance of Fudan University. Dr. Hong received a bachelor’s degree in economics in 1992 and a doctor’s degree in economics in 1999 from Fudan University.

Dr. Jing Liu has served as our independent director since October 2024. Dr. Liu is an internationally recognized expert in the field of equity investment and securities analysis. Dr. Liu is currently a professor of accounting and finance, chairman of the faculty executive committee, and director of the investment research center of the Cheung Kong Graduate School of Business, or CKGSB. Prior to joining CKGSB in 2008, Dr. Liu served as an assistant professor at the Anderson School of Management of the University of California, Los Angeles from July 1999 to July 2006 and served as a tenured associate professor from July 2006 to July 2008. Prior to that, Dr. Liu obtained a bachelor of arts degree from University of Mississippi in 1992, a master of science degree from University of Cincinnati in 1994, and a Ph.D. in business administration from Columbia Business School in 1999.

B.	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2024, we paid an aggregate of RMB7.5 million (US$1.0 million) in cash to our executive officers and RMB474.5 thousand (US$65.0 thousand) to our directors who are not executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, other statutory benefits, and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of three years, which have been automatically extended to June 30, 2027. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as a conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets that they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs, and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

2015 Plan

In 2015, we adopted a share incentive plan, or the 2015 Plan, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan was 8,000,000 ordinary shares. As of February 28, 2025, options and restricted share units representing 7,694,881 Class A ordinary shares have been granted and are outstanding under 2015 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the principal terms of the 2015 Plan.

Type of Awards. The 2015 Plan permits the awards of options, restricted shares, restricted share units and others approved by the administrator.

Plan Administration. The board or a committee approved and appointed by our board of directors administers the 2015 Plan. The committee or the full board of directors, as applicable, determines, among others, the participants to receive awards, the number of shares to be covered by each award, the form of award agreements, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2015 Plan are evidenced by an options award agreement, restricted shares award agreement or restricted share units award agreement, as applicable, that sets forth the terms, conditions, and limitations for each award, which may include the term of the award, the provisions applicable in the event that the awardee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, consultants, and directors.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, the payment methods and the time or times of exercise, for each award, which are stated in the relevant award agreement. However, the maximum exercisable term is eight years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan, applicable law or the relevant award agreement.

Termination and Amendment. Unless terminated earlier, the 2015 Plan has a term of ten years from its date of effectiveness. The administrator may at any time and from time to time terminate, amend, or modify the 2015 Plan. Otherwise no termination, amendment, or modification of the 2015 Plan shall adversely affect in any material way any award previously granted pursuant to the 2015 Plan without the prior written consent of the participant.

The following table summarizes, as of February 28, 2025, the number of options and restricted share units we have granted to certain of our directors and executive officers pursuant to the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates:

Class A Ordinary
	Shares Underlying	Exercise Price		Date of
Name	the Awards	(US$/Share)	Date of Grant	Expiration
Hongjian Yu	*	—	2021/6/14	—
Le Tang	*	—	2021/6/14	—
	*	1.74	2019/7/16	2027/7/16
	*	1.74	2020/7/16	2028/7/16
Zhihui Yang	*	—	2021/6/14	—
Weili Hong	*	—	2021/6/14	—
Jing Liu	*	—	2021/6/14	—
Total	3,168,000	—	—	—

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.

2024 Plan

In November 2024, our board of directors adopted a 2024 share incentive plan, or the 2024 Plan, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to the awards is initially 10,669,486, plus an annual increase on the first calendar day of each fiscal year of our company during the term of the plan commencing with the fiscal year beginning January 1, 2025, by the lower of (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of February 28, 2025, options and restricted share units representing 2,037,500 Class A ordinary shares have been granted and are outstanding under 2024 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the principal terms of the 2024 Plan.

Type of Awards. The 2015 Plan permits the awards of options, restricted shares, restricted share units and others approved by the plan administrator.

Plan Administration. The board or a committee approved and appointed by our board of directors administers the 2024 Plan. The committee or the full board of directors, as applicable, determines, among others, the participants to receive awards, the type or types of awards to be granted to each participant, the number of awards to be granted and the number of shares to which an award will relate, the form of award agreements, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2024 Plan are evidenced by an options award agreement, restricted shares award agreement or restricted share units award agreement, as applicable, that sets forth the terms, conditions, and limitations for each award, which may include the term of the award, the provisions applicable in the event that the awardee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, consultants, and directors.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, the payment methods and the time or times of exercise, for each award, which are stated in the relevant award agreement. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2024 Plan, applicable law or the relevant award agreement.

Termination and Amendment. Unless terminated earlier, the 2024 Plan has a term of ten years from its date of effectiveness. The board may at any time and from time to time terminate, amend, or modify the 2024 Plan. Otherwise no termination, amendment, or modification of the 2024 Plan shall adversely affect in any material way any award previously granted pursuant to the 2024 Plan without the prior written consent of the participant.

The following table summarizes, as of February 28, 2025, the number of options and restricted share units we have granted to certain of our directors and executive officers pursuant to the 2024 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates:

Class A Ordinary
	Shares Underlying	Exercise Price		Date of
Name	the Awards	(US$/Share)	Date of Grant	Expiration
Zhihui Yang	*	—	2024/11/26	—
Weili Hong	*	—	2024/11/26	—
Jing Liu	*	—	2024/11/26	—
Total	*	—	—	—

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.

As of February 28, 2025, our employees and directors held options to purchase 4,361,381 Class A ordinary shares, with a weighted average exercise price of US$1.30 per share, and 5,371,000 restricted share units.

C.	BOARD PRACTICES

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, denture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Zhihui Yang, Dr. Weili Hong, and Dr. Jing Liu. Mr. Zhihui Yang is the chairperson of our audit committee. We have determined that Mr. Zhihui Yang, Dr. Weili Hong, and Dr. Jing Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhihui Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Dr. Weili Hong, Mr. Zhihui Yang, and Dr. Jing Liu. Dr. Weili Hong is the chairperson of our compensation committee. We have determined that Dr. Weili Hong, Mr. Zhihui Yang, and Dr. Jing Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Jing Liu, Mr. Zhihui Yang, and Dr. Weili Hong. Dr. Jing Liu is the chairperson of our nominating and corporate governance committee. We have determined that Dr. Jing Liu, Mr. Zhihui Yang, and Dr. Weili Hong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will automatically cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	EMPLOYEES

We had a total of 1,099, 1,084, and 1,046 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth a breakdown of our employees as of December 31, 2024 by function:

Function	Number
Operations and customer services	701
Technology and research & development	196
Marketing, administrative, and others	149
Total	1,046

As of December 31, 2024, we had 551 employees based in our headquarters in Beijing, China, and the rest based in Shanghai, Chengdu, and other cities in China. Flash-Riders are not our employees. A significant majority of our Flash-Riders are crowd-sourced individuals who may sign up onto our Flash-Rider App and get onboard on their own, and the remaining small portion are recruited by third-party agencies.

Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and other incentives. In addition, we provide our employees with a diverse work environment and a wide range of career development opportunities. We have established comprehensive training programs covering new employee training, and customized training as well as leadership training. Depending on the position, employee reviews are conducted either quarterly or annually.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, medical, work-related injury, and unemployment benefit plans.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. We have not experienced any major labor disputes.

E.	SHARE OWNERSHIP

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2025 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 167,811,951 Class A ordinary shares and 45,577,778 Class B ordinary shares outstanding as of February 28, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power**
Directors and Executive Officers*:
Peng Xue(1)	—	45,577,778	45,577,778	21.4	73.1
Hongjian Yu(2)	4,402,991	—	4,402,991	2.1	0.7
Haibo Ru(3)	9,558,352	—	9,558,352	4.5	1.5
Le Tang	*	—	*	*	*
Zhihui Yang	*	—	*	*	*
Weili Hong	*	—	*	*	*
Jing Liu	*	—	*	*	*
All Directors and Executive Officers as a Group	14,749,843	45,577,778	60,327,621	28.0	75.2
Principal Shareholders:
Snoweagle-s Limited(1)	—	45,577,778	—	21.4	73.1
SIG Asia Investment, LLLP (4)	19,487,649	—	19,487,649	9.1	3.1
CDH Venture Capital III Limited(5)	17,969,231	—	17,969,231	8.4	2.9
Entities affiliated with Shunwei Capital(6)	15,703,541	—	15,703,541	7.4	2.5

Notes:

*	Except for Mr. Zhihui Yang, Dr. Weili Hong, and Dr. Jing Liu, the business address of our directors and executive officers is Building 6, Zhongguancun Dongsheng International Science Park, No.1 Yongtaizhuang North Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Zhihui Yang is 9/F, No.6 Haidian Zhongjie, Haidian District, Beijing, People’s Republic of China. The business address of Dr. Weili Hong is Room 201, No.33, Lane 885, Qinzhou North Rd, Shanghai, People’s Republic of China. The business address of Dr. Jing Liu is 10/F, Tower E1, Oriental Plaza, 1 East Chang An Avenue, Beijing, People’s Republic of China.

**	For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 41,596,484 Class B ordinary shares held by Snoweagle-s Limited and 3,981,294 Class B ordinary shares held by Diamondbird-s Limited. Snoweagle-s Limited is a company incorporated in the British Virgin Islands, with 99% of its interest held by a trust established for the benefit of Mr. Peng Xue and his family and the remaining 1% of its interest held by KunPeng Limited, a British Virgin Islands company wholly owned by Mr. Xue. Diamondbird-s Limited is a company incorporated in the British Virgin Islands and wholly owned by Snoweagle-s Limited. The registered address of each of Snoweagle-s Limited and Diamondbird-s Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 3,152,991 Class A ordinary shares held by Y&X Changan Limited, a British Virgin Islands company with 99% of its interest held by a trust established for the benefit of Mr. Hongjian Yu and his family and the remaining 1% of its interest held by Y&X Lebo Limited, a British Virgin Islands company wholly owned by Mr. Yu and (ii) 1,250,000 Class A ordinary shares that Mr. Yu may acquire upon vesting of restricted share units within 60 days after February 28, 2025. The registered address of each of Y&X Changan Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(3)	Represents 5,577,058 Class A ordinary shares held by Halfmoon Pavilion BeingEx Limited and 3,981,294 Class A ordinary shares held by Black Opal BeingEx Limited. Halfmoon Pavilion BeingEx Limited is a company incorporated in the British Virgin Islands, with 99% of its interest held by a trust established for the benefit of Mr. Haibo Ru and his family and the remaining 1% of its interest held by Halfmoon Pavilion Shansong Limited, a British Virgin Islands company wholly owned by Mr. Ru. Black Opal BeingEx Limited is a company incorporated in the British Virgin Islands with its whole interest held by a trust established for the benefit of Mr. Ru and his family. The registered address of each of Halfmoon Pavilion BeingEx Limited and Black Opal BeingEx Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(4)	Represents 19,487,649 Class A ordinary shares held by SIG China Investments Master Fund IV, LLLP, a limited liability limited partnership registered under U.S. laws, whose investment manager is SIG Asia Investment, LLLP, a Delaware limited liability limited partnership. The investment manager for SIG Asia Investment, LLLP is Heights Capital Management, Inc., a Delaware corporation. The registered address of SIG China Investments Master Fund IV, LLLP is 251 Little Falls Drive, Wilmington, DE, USA 19808. The registered address of Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, CA, USA 94111. The above information is based on the Schedule 13G filed by SIG China Investments Master Fund IV, LLLP and other reporting persons. on February 12, 2025. The percentage of total ordinary shares and the percentage of aggregate voting power for SIG China Investments Master Fund IV, LLLP and other reporting persons is calculated based on the number of our total outstanding shares as of February 28, 2025 and assumes SIG China Investments Master Fund IV, LLLP and other reporting persons’ shareholding does not change since December 31, 2024.

(5)	Represents 17,969,231 Class A ordinary shares held by CDH Venture Capital III Limited, a British Virgin Islands company. William Shang-Wi Hsu holds the controlling voting power of CDH Venture GP III Company Limited, a shareholder of CDH Venture Capital III Limited, and may also be deemed to control CDH Venture Capital III Limited. The registered address of CDH Venture Capital III Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(6)	Represents (i) 8,299,573 Class A ordinary shares held by Shunwei Growth III Limited, a British Virgin Islands company; (ii) 3,701,984 Class A ordinary shares held by Astrend Opportunity III Alpha Limited, a British Virgin Islands company; and (iii) 3,701,984 Class A ordinary shares held by Golden Sound Limited, a British Virgin Islands company (together, “Shunwei Capital Entities”). Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP, L.P. are controlled by Silver Unicorn Ventures Limited. Silver Unicorn Ventures Limited and Golden Sound Limited are controlled by Mr. Tuck Lye Koh, a Singapore citizen. The registered address of the Shunwei Capital Entities is Vistra Corporate Services Centre, Wickhams Cay II. Road Town, Tortola, British Virgin Islands. The above information is based on the Schedule 13G filed by Shunwei China Internet Opportunity Fund III, L.P. on February 12, 2025. The percentage of total ordinary shares and the percentage of aggregate voting power for the Shunwei Capital Entities are calculated based on the number of our total outstanding shares as of February 28, 2025 and assuming the Shunwei Capital Entities’ shareholding does not change since December 31, 2024.

To our knowledge, as of the February 28, 2025, 39,030,398 Class A ordinary shares were held by six record shareholders in the United States, including 12,330,000 Class A ordinary shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to that the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

All of our current operations are conducted outside the United States, and a majority of our assets are located outside the United States. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, pursuant to the laws of the United States, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to bring an action against us or these persons in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute based on the principle that the judgment of the competent foreign court imposes upon the judgment debtor a liability to pay a liquidated sum for which such judgment has been given, provided such judgment (a) is final and conclusive, (b) is not in respect of taxes, a fine or a penalty, and (c) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

● recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

● entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, enforcement of a judgment rendered by a court in the United States or in the Cayman Islands is subject to the judgment of PRC courts considering the foregoing factors. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC laws against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Other Related Party Transactions

Registration Rights

We have granted certain registration rights to our shareholders in May 2023. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. Holders of at least 30% voting power of the outstanding registrable securities may request us to effect a registration of the registrable securities under the Securities Act of such requesting shareholder’s registrable securities where the anticipated gross proceeds (before the deduction of any discounts or commissions) would be at least US$5,000,000. Within ten (10) business days of the receipt of such a request, we shall give notice of such requested registration to all other shareholders and thereupon shall use our reasonable best efforts to effect, as expeditiously as possible, the registration under the Securities Act of all registrable securities for which the requesting shareholder has requested registration and all other registrable securities that other shareholders request us to register. We are obligated to effect no more than a total of three demand registrations. In no event shall we be required to effect more than one demand registration hereunder within any six month period. We shall pay all registration expenses in connection with each demand registration.

Registration on Form F-3. Each shareholder may request us in writing to file an unlimited number of registration statements on Form F-3. We shall (i) promptly give written notice of the proposed registration to all other shareholders of registrable securities and (ii) as soon as practicable, and in any event within twenty (20) days after written notice is proved, cause the registrable securities specified in the request to be registered and qualified for sale and distribution in such jurisdictions as such designated holder may reasonably request.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we shall at each such time give prompt notice at least thirty (30) business days prior to the anticipated filing date of the registration statement relating to such registration to each holder of registrable securities. We must offer shareholders an opportunity to include in such registration statement the number of registrable securities of the same class or series as those proposed to be registered as each such shareholder may request. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Expenses of Registration. We will bear all registration expenses in connection with any demand, piggyback or Form F-3 registration, other than the selling expenses or other amounts payable to underwriter(s), brokers or the depositary bank in connection with such offering by the holders.

Termination of Registration Rights. The registration rights will terminate with respect to any holder of registrable securities upon the earliest of: (i) a Liquidation Event as defined in the shareholders agreement, (ii) when all the registrable securities held by a holder could be sold without restriction under Rule 144(k) within a ninety (90) day period, and (iii) October 7, 2029.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Regulations—Regulations Relating to Foreign Exchange.” If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2024, as our WFOE and substantially all of our other PRC subsidiaries and the VIE were in the accumulated loss position, no statutory reserve was appropriated for these companies. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated retained earnings and meets the requirements for statutory reserve funds.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFERING AND LISTING DETAILS.

See “—C. Markets.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The ADSs, each representing three Class A ordinary shares, have been listed on the Nasdaq Global Select Market under the symbol “FLX” since October 4, 2024.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following are summaries of material provisions of our tenth amended and restated memorandum and articles of association that we have adopted and of the Companies Act (As Revised) of the Cayman Islands, or the Companies Act in this section, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the holder thereof, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders that exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. On all matters subject to a vote at general meetings of our company, (1) on a show of hands, each shareholder shall be entitled to one vote, whereas (2) on a poll, each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, approve to sub-divide or consolidate our share capital by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares that carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may only be materially adversely varied with the consent in writing of all of the holders of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other right shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares, without the need for any approval or consent from, or action by, our shareholders to the extent of authorized but unissued share capital (other than the authorized but unissued ordinary shares). Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members (save for our memorandum and articles of association, special resolutions passed by our shareholders and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose, or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision of our memorandum and articles of association. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of our memorandum and articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law

The Companies Act of Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of Cayman Islands and the current Companies Act of England. In addition, the Companies Act of Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangement.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of shareholders, or (b) a majority in number representing 75% in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Cayman Islands law and our Memorandum and Articles of Association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also automatically cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under the Companies Act, a Cayman Islands company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, whenever our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Memorandum and Articles of Association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described under “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E.	TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts, and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.

We believe that BingEx Limited is not a PRC resident enterprise for PRC tax purposes. BingEx Limited is a company incorporated outside of the PRC. BingEx Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that BingEx Limited meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that BingEx Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of BingEx Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that BingEx Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, BingEx Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Circular 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, any minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For the purpose of the asset test, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” the gross amount of any distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which are listed on the Nasdaq Stock Market, will be considered readily tradable on an established securities market in the United States, although there can be no assurance in this regard. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ADSs or ordinary shares, regardless of whether such ordinary shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead, subject to applicable limitations, claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to U.S. Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC income tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each such year is referred to a as pre-PFIC year) will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries or the VIE are also PFICs, each of which we refer to as a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries and the VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock; provided that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter (which is referred to as regularly traded) on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. For those purposes, our ADSs (but not our ordinary shares) are listed on the Nasdaq Stock Market, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We previously filed a registration statement on Form F-1 (Registration No. 333-282091) with the SEC to register the issuance and sale of our Class A ordinary shares represented by ADSs in our initial public offering. We have also filed a registration statement on Form F-6 (Registration No. 333-282094) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://www.ishansong.com/. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A substantial majority of our revenues and expenses are denominated in RMB. We do not believe that we have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk as of the date of this annual report. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB270.6 million (US$37.1 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in a decrease of US$3.4 million in cash and cash equivalents, restricted cash and short-term investments. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in an increase of US$4.1 million in cash and cash equivalents, restricted cash and short-term investments.

Risk of concentration

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash and receivables due from third-party payment platforms. Our investment policy requires cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. We regularly evaluate the credit standing of the counterparties or financial institutions. We carefully consider and monitor the creditworthiness of third-party payment service providers to mitigate any risks associated with receivables due from third-party payment platforms.

Interest rate risk

Since we do not have any bank borrowing, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, if we were to incur bank borrowings in the future, we might be subject to interest rate risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service		Fees
●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued
●	Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
●	Distribution of cash dividends	Up to US$0.05 per ADS held
●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
●	Distribution of ADS held ADSs pursuant to exercise of rights.	Up to US$0.05 per
●	Distribution of securities other than ADSs or rights to	Up to US$0.05 per ADS held

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we received reimbursement of US$0.7 million from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-282091) in relation to our initial public offering, which was declared effective by the SEC on October 3, 2024.

As of December 31, 2024, we had used the net proceeds of RMB67.2 million (US$9.2 million) from our initial public offering, including RMB23.5 million (US$3.2 million) for growing our customer base and increasing our market penetration, RMB16.8 million (US$2.3 million) for building our brand image, and RMB16.8 million (US$2.3 million) for investing in technology and research & development. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Ruel 13a-15b under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

As defined in the standards established by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. We have identified one material weakness in our internal control over financial reporting as of December 31, 2024. The material weakness identified relates to lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures.

We have been in the process of developing and implementing the following measures to address the material weakness that has been identified: including (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We plan to continue to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and further hiring executive accounting personnel with strong knowledge and experience in U.S. GAAP accounting and SEC reporting. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our ADSs.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Zhihui Yang, chairperson of our audit committee and an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act ), is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-282091), which was incorporated by reference as an exhibit in this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, for the years indicated.

	Year Ended December 31,
	2023	2024
	(RMB in thousands)
Audit fees(1)	9,166	9,369

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of documents filed or furnished with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 11, 2025, our board of directors adopted a share repurchase program. Under the share repurchase program, our company is authorized to repurchase up to an aggregate of US$30.0 million worth of our shares or ADSs during the twelve-month beginning on March 12, 2025 and up to March 31, 2026.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market listing standards.”

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely on certain exemptions from corporate governance rules. Currently, three out of six members of our board of directors are independent directors, which do not constitute a majority. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants, and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading, adopted by our board of directors on November 26, 2024, is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures that are integrated into our overall risk management system. These procedures aim to identify, assess, and manage potential and existing cybersecurity threats. We have a strong in-house IT department, led by our cybersecurity officer, that identifies, assesses, and manages cybersecurity risks on a daily basis. We have provided training programs to ensure that our employees have full access to the basic knowledge and principles of information security, established a sound responding mechanism for external security attacks and violations and safeguarded the confidentiality of information and data of the company, employees and users, making sure information and data can only be obtained and used when necessary.

Our IT department work closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We back-up our data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. In addition, we have set up an emergency response team to conduct disaster recovery drills on important systems on a regular basis and continuously improve the systems. Our back-end security system is capable of handling malicious attacks each day to safeguard the security of our operations and to protect the privacy of our customers.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our nominating and corporate governance committee of the board of directors is responsible for overseeing our cybersecurity risk management and be informed on risks from cybersecurity threats. Our chief executive officer, chief financial officer, executive president, and cybersecurity officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. The chief executive officer, chief financial officer, executive president and cybersecurity officer periodically meet with our nominating and corporate governance committee to update the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, if any.

Our cybersecurity officer, who has over 15 years of experience in the field, is primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. The cybersecurity officer reports to our executive president and provides quarterly updates to our chief executive officer, chief financial officer and the nominating and corporate governance committee on any material cybersecurity incidents or material risks arising from cybersecurity threats.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of BingEx Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Tenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
2.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
2.4	Tenth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated May 31, 2023 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
2.5*	Description of Securities
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.2	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-8 filed on February 21, 2025 (File No. 333-285105))
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.4	Employment Agreement between the Registrant and Peng Xue (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.5	Employment Agreement between the Registrant and Hongjian Yu (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.6	Employment Agreement between the Registrant and Le Tang (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.7	English translation of the executed form of the Powers of Attorney granted by shareholders of the VIE, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.8	English translation of the Equity Interest Pledge Agreement among our WFOE, the VIE and shareholders of the VIE dated May 8, 2021 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.9	English translation of the Exclusive Business Cooperation Agreement between our WFOE and the VIE dated November 2, 2023 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.10	English translation of the Exclusive Option Agreement among our WFOE, the VIE, shareholders of the VIE, and the Registrant dated November 2, 2023 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.11	English translation of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIE, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
8.1*	List of Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of KPMG Huazhen LLP
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BingEx Limited

By:	/s/ Peng Xue
Name:	Peng Xue
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 25, 2025

BingEx Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BingEx Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BingEx Limited and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Beijing, China
April 25, 2025

BINGEX LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands, except share data and per share data, or as otherwise noted)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	2(e)	699,391	592,358	81,153
Restricted cash		—	46,735	6,403
Short-term investments	3	150,699	153,910	21,086
Accounts receivable		12,115	16,893	2,314
Prepayments and other current assets	4	58,119	48,553	6,652
Total current assets		920,324	858,449	117,608
Non-current assets
Long term investments	3	—	324,110	44,403
Property and equipment, net	5	5,544	3,687	505
Operating lease right-of-use assets	6	59,852	44,577	6,107
Other non-current assets		14,950	4,600	630
Total non-current assets		80,346	376,974	51,645
Total assets		1,000,670	1,235,423	169,253
LIABILITIES
Current liabilities
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB76,972 and RMB108,553 as of December 31, 2023 and 2024, respectively)		339,832	223,391	30,604
Deferred revenue (including deferred revenue of VIE without recourse to the Company of RMB51,945 and RMB56,768 as of December 31, 2023 and 2024, respectively)		51,945	56,768	7,777
Operating lease liabilities, current (including operating lease liabilities, current of VIE without recourse to the Company of RMB12,055 and RMB12,770 as of December 31, 2023 and 2024, respectively)	6	12,346	13,091	1,793
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB61,542 and RMB30,035 as of December 31, 2023 and 2024, respectively)	7	249,329	165,714	22,705
Total current liabilities		653,452	458,964	62,879
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIE without recourse to the Company of RMB45,040 and RMB29,395 of December 31, 2023 and 2024, respectively)	6	45,360	29,395	4,027
Total non-current liabilities		45,360	29,395	4,027
Total liabilities		698,812	488,359	66,906

Commitments and contingencies (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands, except share data and per share data, or as otherwise noted)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				(Note 2(d))
MEZZANINE EQUITY	8
Series A redeemable convertible preferred shares (US$0.0001 par value, 20,000,000 and nil shares authorized, issued and outstanding as of December 31, 2023 and 2024; Redemption value of RMB56,662 and nil as of December 31, 2023 and 2024; Liquidation preference of RMB42,496 and nil as of December 31, 2023 and 2024)		55,997	—	—
Series B redeemable convertible preferred shares (US$0.0001 par value, 11,111,111 and nil shares authorized, issued and outstanding as of December 31, 2023 and 2024; Redemption value of RMB159,361 and nil as of December 31, 2023 and 2024; Liquidation preference of RMB106,241 and nil as of December 31, 2023 and 2024)		145,564	—	—
Series C redeemable convertible preferred shares (US$0.0001 par value, 26,111,112 and nil shares authorized, issued and outstanding as of December 31, 2023 and 2024; Redemption value of RMB515,219 and nil as of December 31, 2023 and 2024; Liquidation preference of RMB332,887 and nil as of December 31, 2023 and 2024)		515,219	—	—
Series C-1 redeemable convertible preferred shares (US$0.0001 par value, 16,164,778 and nil shares authorized, issued and outstanding as of December 31, 2023 and 2024; Redemption value of RMB382,737 and nil as of December 31, 2023 and 2024; Liquidation preference of RMB250,303 and nil as of December 31, 2023 and 2024)		382,737	—	—
Series C-2 redeemable convertible preferred shares (US$0.0001 par value, 4,843,800 and nil shares authorized, issued and outstanding as of December 31, 2023 and 2024; Redemption value of RMB128,639 and nil as of December 31, 2023 and 2024; Liquidation preference of RMB84,992 and nil as of December 31, 2023 and 2024)		128,639	—	—
Series D-1 redeemable convertible preferred shares (US$0.0001 par value, 14,528,465 and nil shares authorized, issued and outstanding as of December 31, 2023 and 2024; Redemption value of RMB512,036 and nil as of December 31, 2023 and 2024; Liquidation preference of RMB357,676 and nil as of December 31, 2023 and 2024)		512,036	—	—
Series D-2 redeemable convertible preferred shares (US$0.0001 par value, 28,320,182 and nil shares authorized, issued and outstanding as of December 31, 2023 and 2024; Redemption value of RMB993,368 and nil as of December 31, 2023 and 2024; Liquidation preference of RMB812,740 and nil as of December 31, 2023 and 2024)		993,368	—	—
Total mezzanine equity		2,733,560	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands, except share data and per share data, or as otherwise noted)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				(Note 2(d))
SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares (US$0.0001 par value; 1,778,920,552 shares and 1,800,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 34,402,503 shares issued and 26,422,222 shares outstanding as of December 31, 2023; 167,811,951 shares issued and 159,831,670 shares outstanding as of December 31, 2024)	9	16	110	15
Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized as of December 31,2023 and 2024; 45,577,778 shares issued and outstanding as of December 31, 2023 and 2024)	9	28	28	4
Additional paid-in capital		—	3,404,857	466,463
Accumulated other comprehensive loss		(126,092)	(92,139)	(12,623)
Accumulated deficit		(2,305,654)	(2,565,792)	(351,512)
Total shareholders’ equity (deficit)		(2,431,702)	747,064	102,347
Total liabilities, mezzanine equity and shareholders’ equity (deficit)		1,000,670	1,235,423	169,253

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share data and per share data, or as otherwise noted)

		Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
					(Note 2(d))
Revenues		4,002,712	4,528,826	4,468,161	612,136
Cost of revenues		(3,743,450)	(4,134,271)	(3,977,598)	(544,929)
Gross Profit		259,262	394,555	490,563	67,207
Operating expenses:
Selling and marketing expenses		(240,477)	(188,249)	(223,935)	(30,679)
General and administrative expenses		(102,645)	(104,810)	(148,549)	(20,351)
Research and development expenses		(118,619)	(90,847)	(143,856)	(19,708)
Total operating expenses		(461,741)	(383,906)	(516,340)	(70,738)
Income (loss) from operations		(202,479)	10,649	(25,777)	(3,531)
Interest income		9,565	20,881	21,216	2,907
Changes in fair value of long-term investments		—	—	(187,725)	(25,718)
Investment income		3,274	4,648	4,203	576
Other income		9,202	74,321	41,672	5,709
Income (loss) before income taxes		(180,438)	110,499	(146,411)	(20,057)
Income tax expense	12	—	—	(69)	(9)
Net income (loss)		(180,438)	110,499	(146,480)	(20,066)
Accretion of redeemable convertible preferred shares to redemption value	8	(139,576)	(146,341)	(113,658)	(15,571)
Net loss attributable to ordinary shareholders		(320,014)	(35,842)	(260,138)	(35,637)
Net loss per ordinary share
— Basic and diluted — Class A and B	13	(4.44)	(0.50)	(2.51)	(0.34)
Weighted average number of shares outstanding used in computing net loss per ordinary share
— Basic and diluted — Class A		26,422,222	26,422,222	58,117,877	58,117,877
— Basic and diluted — Class B		45,577,778	45,577,778	45,577,778	45,577,778
Net income (loss)		(180,438)	110,499	(146,480)	(20,066)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(160,360)	(40,976)	33,953	4,652
Comprehensive income (loss)		(340,798)	69,523	(112,527)	(15,414)

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share data and per share data, or as otherwise noted)

					Additional	Accumulated other		Total shareholders’
	Class A Ordinary Shares		Class B Ordinary Shares		Paid-in Capital	comprehensive income (loss)	Accumulated deficit	equity (deficit)
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2022	26,422,222	16	45,577,778	28	—	75,244	(1,949,798)	(1,874,510)
Net loss	—	—	—	—	—	—	(180,438)	(180,438)
Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	(139,576)	(139,576)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(160,360)	—	(160,360)
Balance as of December 31, 2022	26,422,222	16	45,577,778	28	—	(85,116)	(2,269,812)	(2,354,884)
Net income	—	—	—	—	—	—	110,499	110,499
Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	(146,341)	(146,341)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(40,976)	—	(40,976)
Balance as of December 31, 2023	26,422,222	16	45,577,778	28	—	(126,092)	(2,305,654)	(2,431,702)
Net loss	—	—	—	—	—	—	(146,480)	(146,480)
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), net of listing expense relating to the IPO in the amount of RMB21,717	12,330,000	9			426,241	—	—	426,250
Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	(113,658)	(113,658)
Conversion of redeemable convertible preferred shares to Class A ordinary shares upon IPO	121,079,448	85	—	—	2,818,589	—	—	2,818,674
Share-based compensation	—	—	—	—	160,027		—	160,027
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	33,953	—	33,953
Balance as of December 31, 2024	159,831,670	110	45,577,778	28	3,404,857	(92,139)	(2,565,792)	747,064
Balance as of December 31, 2024- US$ (Note 2(d))	159,831,670	15	45,577,778	4	466,463	(12,623)	(351,512)	102,347

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share data and per share data, or as otherwise noted)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(d))
Operating activities:
Net income (loss)	(180,438)	110,499	(146,480)	(20,066)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	5,461	4,888	2,971	407
Changes in fair value of long-term investments	—	—	187,725	25,718
Investment income	(3,274)	(4,648)	(4,203)	(576)
Gain on disposal of property and equipment	(80)	(75)	(38)	(5)
Reduction in the carrying amount of right-of-use assets	10,781	12,473	13,313	1,824
Share-based compensation expenses	—	—	160,027	21,924
Foreign currency exchange gain	(17,674)	(26)	(62)	(8)
Changes in operating assets and liabilities:
Accounts receivable	(12,651)	660	(4,778)	(655)
Prepayments and other current assets	7,917	(5,557)	3,955	541
Other non-current assets	2,597	(4,388)	350	47
Accounts payable	85,070	(16,304)	(116,441)	(15,952)
Deferred revenue	(9,225)	12,896	4,823	661
Accrued expenses and other current liabilities	36,310	(51,778)	(85,715)	(11,744)
Operating leases	(11,611)	(12,933)	(13,258)	(1,816)
Net cash provided by (used in) operating activities	(86,817)	45,707	2,189	300
Investing activities:
Proceeds from maturities of investments	750,648	728,724	612,857	83,961
Purchase of investments	(791,441)	(735,000)	(1,109,818)	(152,044)
Proceeds from maturity of term deposit	911,772	36,152	—	—
Purchase of term deposit	(406,355)	(918)	—	—
Proceeds from disposal of property and equipment	181	176	65	9
Purchase of property and equipment	(3,425)	(3,085)	(1,141)	(156)
Net cash provided by (used in) investing activities	461,380	26,049	(498,037)	(68,230)
Financing activities:
Proceeds from the IPO, net of underwriting discounts and commissions	—	—	447,967	61,371
Payments of listing expenses relating to the IPO	—	(359)	(14,455)	(1,980)
Net cash provided by (used in) financing activities	—	(359)	433,512	59,391
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	29,054	5,850	2,038	279
Net increase (decrease) in cash, cash equivalents and restricted cash	403,617	77,247	(60,298)	(8,260)
Cash and cash equivalents at the beginning of the year	218,527	622,144	699,391	95,816
Cash, cash equivalents and restricted cash at the end of the year	622,144	699,391	639,093	87,556
Supplemental cash flow information:
Interest paid	—	—	—	—
Income taxes paid	—	—	69	9
Non-cash investing and financing activities:
Accrual of IPO cost	—	5,215	1,688	231
Automatic conversion of redeemable convertible preferred shares to Class A ordinary shares upon the IPO	—	—	2,818,674	386,157
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	622,144	699,391	592,358	81,153
Restricted cash	—	—	46,735	6,403
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	622,144	699,391	639,093	87,556

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or as otherwise noted)

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Description of business

BingEx Limited (“the Company”) was incorporated under the laws of the Cayman Islands on May 29, 2014. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, “the Group”), primarily provides on-demand dedicated courier service to its customers through its mobile platform, Mini-Programs, website and API-connected third-party systems. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

Organization

The Company is a holding company that was incorporated in the Cayman Islands.

The Company’s on-demand dedicated courier service was conducted through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries. Beijing Tongcheng Biying Technology Co., Ltd. (“Beijing Tongcheng”, or “the VIE”), a limited liability company, was established under the laws of the PRC on August 1, 2013 to hold value-added telecommunication business operation license in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of internet content and other restricted businesses. The Group’s mobile platform, Mini-Programs and website in China was operated by Beijing TongCheng. The on-demand dedicated courier service, which was not subject to the prohibition or restriction, was provided by the Company’s subsidiaries, VIE and VIE’s subsidiaries.

The recognized revenue-producing assets of Beijing Tongcheng primarily consists of property and equipment, operating lease right-of-use assets and prepayments on operating leases. The unrecognized revenue-producing assets of Beijing Tongcheng primarily consists of the value-added telecommunication business operation license, trademarks, patents, copyright, domain names and workforce. The equity interests of Beijing Tongcheng are legally held by Mr. Peng Xue, the Founder, Director and Chief Executive Officer of the Group, and Mr. Hongjian Yu, both of whom are the shareholders of the Group and act as nominee equity holders of the VIE on behalf of the WFOE. A series of contractual agreements, including Powers of Attorney, Equity Pledge Agreement, Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Spousal Consent Letters (collectively, “the VIE Agreements”), were entered in 2014 and subsequently updated in May 2021 to reflect the latest ownership structure of the VIE, among the Company, Shansong Technology, Beijing Tongcheng and its nominee equity holders. Through the VIE Agreements, the nominee equity holders of the VIE have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to the Company. The nominee equity holders of the VIE do not participate significantly in income and loss and do not have the power to direct the activities of the VIE that most significantly impact their economic performance. Accordingly, the VIE is considered a variable interest entity.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION - CONTINUED

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company has a controlling financial interest in the VIE because the Company has (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIE that could potentially be significant to the VIE. Thus, the Company is the primary beneficiary of the VIE.

Under the terms of the VIE Agreements, the Company, through the WFOE has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Business Cooperation Agreement; (ii) the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE; (iii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under PRC laws. Accordingly, the financial statements of the VIE are consolidated in the Company’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIE’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the deficit (net liabilities) and net income (loss) of the VIE are attributed to the Company.

The principal terms of the VIE Agreements are further described below.

1) Power of Attorney

Pursuant to the Powers of Attorney, each nominee equity holder of the VIE has irrevocably authorized the WFOE, or its designee(s) to act on its respective behalf as proxy attorney, to the extent permitted by law, to exercise all equity holder rights, including but not limited to: (i) convening and attending equity holder meetings of the VIE; (ii) exercising voting rights with respect to any matters discussed in equity holder meetings; (iii) signing and delivering any written resolutions and minutes; (iv) selling, transferring, pledging or disposing of equity interests in part or in whole; (v) nominating, electing, designating, appointing or removing the legal representative, directors and other senior management of the VIE; (vi) approving amendments of articles, and (vii) exercising all other rights conferred by the VIE’s memorandum and articles and relevant laws and regulations. The Powers of Attorney remain irrevocably effective as long as such VIE equity holders remain as the VIE’s equity holders, unless otherwise instructed by the WFOE.

2) Equity Pledge Agreement

Pursuant to Equity Pledge Agreement, the nominee equity holders of the VIE pledged all of their equity interests in the VIE to WFOE as security for the nominee equity holders’ and the VIE’s performance of their obligations under the contractual arrangements, which include Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Powers of Attorney. During the term of the Equity Pledge Agreement, WFOE has the right to receive all of the VIE’s dividends distributed on the pledged equity to the extent permitted under PRC laws. If any of the specified events of default occurs, WFOE as pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIE. WFOE may transfer all or any of its rights and obligations under the Equity Pledge Agreement to its designee(s) at any time. The VIE and its nominee equity holders undertake that, without the prior written consent of WFOE, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the Exclusive Option Agreement, the Exclusive Business Cooperation Agreement and the Powers of Attorney.

The Company completed the registration of the equity pledge under the latest Equity Pledge Agreement in relation to the VIE with the relevant office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION - CONTINUED

3) Exclusive Business Cooperation Agreement

The WFOE and the VIE entered into an Exclusive Business Cooperation Agreement, whereby WFOE has the exclusive right to provide, among other things, technological development, technological support, consultation and related services to the VIE. In exchange, the VIE pays service fees at any time agreed by the parties to WFOE in an amount consisting of management fee and fee for services provided, which shall be reasonably determined by WFOE based on the factors as provided in the Exclusive Business Cooperation agreement. Without the prior written consent of WFOE, the VIE cannot assign its rights and obligations to any third party. WFOE has the exclusive and complete ownership of all intellectual property rights created as a result of the performance of this agreement. The Exclusive Business Cooperation Agreement will remain effective for thirty years upon its execution by the parties and be automatically extended for another thirty years upon expiration date, unless otherwise agreed by WFOE.

4) Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, each of the equity holders of the VIE has irrevocably granted the Company or its designee(s) an exclusive option to purchase, at any time and to the extent permitted under PRC laws, all or part of the equity interests in the VIE at an aggregate minimal consideration, or the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws.

Without prior written consent of the Company, the VIE and the equity holders shall not, among other things, (i) sell, transfer, mortgage or otherwise dispose of their equity interests in the VIE, or create any encumbrance on their equity interests in the VIE, except for those encumbrances created by the VIE’s equity holders on the VIE under the Equity Pledge Agreement, the powers of attorney of the VIE’s equity holders, and the Exclusive Option Agreement; (ii) amend the VIE’s articles of association, or change the VIE’s registered capital or shareholding structure in any other manners; (iii) cause the VIE to enter into any material contract, except in the ordinary course of business; (iv) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary course of business but not incurred by way of borrowing; (v) merge or consolidate the VIE with any other entity or acquire or invest in any other entity; (vi) distribute any dividend, however, upon request by the Company, the VIE shall immediately distribute all distributable profits to its equity holders; (vii) sell, transfer, mortgage or otherwise dispose of any of the VIE’s material assets or legal or beneficial interest in the material business or revenues of the VIE, or allow any encumbrance of any security interest thereon; or (viii) liquidate or dissolve the VIE unless otherwise required by PRC Law. The Exclusive Option Agreement will be terminated when the entire equity interests in the VIE have been transferred to the Company or its designee(s) pursuant to the agreement.

5) Spousal Consent Letters

Pursuant to the Spousal Consent Letters, the spouses of the individual nominee equity holders of the VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in VIE held by the individual nominee equity holders of the VIE, which registered in the name of the individual nominee equity holders of the VIE will be disposed of pursuant to the Powers of Attorney, Equity Pledge Agreement and Exclusive Option Agreement, and that the individual nominee equity holders of the VIE may perform, amend or terminate such agreements without the signing spouses’ additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIE held by the individual nominee equity holders of the VIE. In addition, in the event that the signing spouses obtain any equity interest in the VIE held by the individual nominee equity holders of the VIE for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

The Company relies on the VIE Agreements to operate and control the VIE. All of the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. As a result, changes in the interpretation and application of the PRC laws and regulations could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert effective control over the VIE, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION - CONTINUED

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the contractual arrangements among the Company, WFOE, the VIE and its equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and does not violate any explicit provisions of applicable PRC laws currently in effect. However, the interpretation and application of current or future PRC laws and regulations are subject to change due to the changes of facts and circumstances. The relevant PRC regulatory authorities have authority in determining whether a particular contractual structure violates PRC laws and regulations. Thus, the Company cannot be assured that the PRC government will not ultimately take a view contrary to the opinion. If the Company’s corporate structure is found in violation of any PRC laws or regulations or if the contractual arrangements among the Company, WFOE, the VIE, and its equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities may take the following actions in dealing with such violation, including, without limitation:

● revoking the agreements constituting the contractual arrangements;

● revoking the business and operating licenses;

● requiring to discontinue or restrict operations;

● restricting right to collect revenue;

● restricting or prohibit the use of the proceeds from the Company’s public offering to fund the business and operations in China;

● shutting down all or part of the Company’s websites, apps, or services;

● levying fines on the Company or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

● requiring the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise;

● re-applying for the necessary licenses or relocate the Company’s businesses, staff, and assets;

● imposing additional conditions or requirements with which the Company may not be able to comply; or

● taking other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIE or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIE in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIE is remote based on current facts and circumstances.

The equity interests of the VIE are legally held by the nominee equity holders of the VIE on behalf of the Company. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that the Company could exercise the purchase option under the Exclusive Option Agreement with the nominee equity holders to request them to transfer all of their equity ownership in the VIE to a PRC entity or individual designated by the Company, to the extent permitted by the PRC laws. The equity holders of the VIE have executed power of attorney to appoint WFOE to vote on their behalf and exercise voting rights as equity holders of the VIE. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of the VIE, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated financial position, results of operations, and cash flows as indicated below.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION - CONTINUED

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2023 and 2024, and consolidated revenues, net income (loss) and cash flow information for the years ended December 31, 2022, 2023 and 2024 have been included in the accompanying consolidated financial statements. All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, the VIE and the VIE’s wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	114,307	47,309
Short-term investments	120,641	—
Accounts receivable	12,115	16,893
Prepayments and other current assets	50,143	45,893
Amounts due from inter-companies	75,208	160,413
Total current assets	372,414	270,508
Non-current assets
Long term investment	—	51,090
Property and equipment, net	4,662	2,814
Operating lease right-of-use assets	59,140	44,164
Other non-current assets	4,593	4,600
Total non-current assets	68,395	102,668
Total assets	440,809	373,176
LIABILITIES
Current liabilities
Accounts payable	76,972	108,553
Deferred revenue	51,945	56,768
Amounts due to inter-companies	564,849	457,895
Operating lease liabilities, current	12,055	12,770
Accrued expenses and other current liabilities	61,542	30,035
Total current liabilities	767,363	666,021
Non-current liabilities
Operating lease liabilities, non-current	45,040	29,395
Total non-current liabilities	45,040	29,395
Total liabilities	812,403	695,416

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total revenues	3,879,725	1,097,261	1,033,333
Net income	14,392	101,738	38,093
Net cash provided by (used in) operating activities	112,203	(79,526)	(54,081)
Net cash provided by (used in) investing activities	(57,835)	(68,853)	59,755
Net cash provided by (used in) financing activities	—	101,641	(72,672)
Net increase (decrease) in cash and cash equivalents	54,368	(46,738)	(66,998)
Cash and cash equivalents at the beginning of the year	106,677	161,045	114,307
Cash and cash equivalents at the end of the year	161,045	114,307	47,309

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE and VIE’s subsidiaries. Therefore, the Company considers that there are no assets in the VIE that can only be used to settle obligations of the VIE, except for paid in capital of RMB1 million as of December 31, 2023 and 2024. The creditors of the VIE do not have recourse to the general credit of WFOE.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Pursuant to the original terms of redeemable convertible preferred share agreements (Note 8), if the Group had not consummated a Qualified IPO by December 31, 2024, which was out of the control of the Group, the preferred shareholders had the rights to request the Group to redeem all of the redeemable convertible preferred shares. The aggregate redemption amount for all redeemable convertible preferred shares by December 31, 2024 would be US$408.8 million (equivalent to RMB2,895.5 million). As a result, substantial doubt about the Company’s ability to continue as a going concern existed when issuance of the consolidated financial statement for the year ended December 31, 2023.

On October 7, 2024, the Company completed its IPO and all of the preferred shares were converted to Class A ordinary shares. The event and condition raising substantial doubt about the ability to continue as a going concern of the Company is sufficiently resolved upon the completion of the Company’s IPO.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, the VIE in which the Company, through its WFOE, has a controlling financial interest, and VIE’s wholly-owned subsidiaries.

All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, the VIE, and the VIE’s wholly-owned subsidiaries have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates and assumptions reflected in the Company’s financial statements include, but not limited to the realization of deferred income tax assets and the fair value of share-based compensation awards. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d) Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.2993 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(e) Cash and cash equivalents

Cash consist of cash on hand and cash at bank. Cash equivalents represent deposits with original maturities of three months or less which are readily convertible to known amounts of cash. Cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31,
	2023	2024
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	290,148	270,423
—Denominated in USD	380,856	299,877
Total cash and cash equivalents balances held at mainland PRC financial institutions	671,004	570,300
Financial institution in the United States
—Denominated in USD	4,922	19,663
Total cash balances held at the United States financial institution	4,922	19,663
Financial institutions in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
—Denominated in RMB	4	11
—Denominated in USD	22,073	894
—Denominated in HKD	933	946
Total cash balances held at the Hong Kong S.A.R. financial institutions	23,010	1,851
Financial institutions in the Other Regions
—Denominated in Malaysian Ringgit	405	425
Total cash balances held at other regions financial institution	405	425
Cash on hand	50	119
Total cash and cash equivalents balances held at financial institutions	699,391	592,358

Cash and cash equivalents of a legal entity with financial institutions in the mainland of PRC, Hong Kong S.A.R. and the United States are insured by the government authorities up to RMB500, HKD500 and USD250 for each financial institution, respectively. As of December 31, 2023 and 2024, cash and cash equivalents amounted RMB699,391 and RMB592,358, respectively, of which RMB11,261 and RMB10,905 were insured by the government authorities, respectively. The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on bank deposits with financial institutions. To limit exposure to credit risk, the Group primarily places bank deposits with large financial institutions in the PRC, Hong Kong and the United States with acceptable credit rating.

(f) Restricted cash

Restricted cash represents cash deposits at an asset management institution in Hong Kong S.A.R., which can only be used to invest in bonds, securities and other portfolios pursuant to the asset management agreement. The Group’s restricted cash is classified as current assets based on the length of restricted period.

(g) Investments

Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates. The Company measures the short-term investments at fair value which is estimated based on quoted prices of similar products issued by banks at the end of each period. The change in fair value is recorded as investment income in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-term investments

The Group’s long-term investments consist of equity investments with readily determinable fair value and debt investments using fair value option. Investment in equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recorded in the changes in fair value of long-term investments.

Debt investments represent trust products issued by a trust company. The underlying investments are corporate bonds. The Group elects to apply fair value option for the debt investments. Changes in the fair value of the debt investments are recorded in the changes in fair value of long-term investments.

(h) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Office leasehold improvement	Shorter of 3 years or lease term
Fixtures and electronic equipment	3-5 years
Software	1-5 years

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(i) Leases

The Group leases premise for offices under non-cancellable operating leases.

The Group adopted Accounting Standards Codification Topic 842, Leases (“ASC 842”) as of January 1, 2022, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2022, and has not recast the comparative periods presented in the consolidated financial statements. The adoption of ASC 842 requires the recognition of operating lease right-of-use assets and operating lease liabilities on the balance sheet. The Group elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Group also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases.

The Group used its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments.

The operating lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease terms. The operating lease right-of- use assets are initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease terms for operating leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(j) Value added taxes

The Company’s PRC subsidiaries and VIE are subject to value added tax (VAT). Revenue is generally subject to VAT at the rate of 13%, 6%, 3% and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(k) Fair value measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, long-term investments, accounts receivable, receivable from third-party payment platforms and deposits included in prepayments and other current assets, accounts payable, accrued expenses and other current liabilities.

The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on quoted prices of similar products provided by issuers, and categorized in Level 2 of the fair value hierarchy. Long-term investments are equity investments with readily determinable fair value and debt investments. Debt investments are valued based on price of the debt investments quoted by the financial institution and categorized in Level 2 of the fair value hierarchy.

As of December 31, 2023 and 2024, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets would be measured at fair value only if they were determined to be impaired.

(l) Revenue recognition

Revenues from contracts with customers are recognized when control of the promised services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services, after deducting incentives to customers and excluding value added tax (“VAT”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Service revenue

The Group provides on-demand dedicated courier service to business and individual customers normally completed within an hour. Revenue from on-demand dedicated courier service represents the gross amount charged to customers for these services net of customer incentives and value added tax. As the services are typically completed within a short period in the same day, revenue is recognized when the delivery service is completed. Costs incurred with riders are recorded in cost of revenues.

Judgment is required in determining whether the Group is the principal or agent in transactions with customers and its network of registered riders. The Group has determined that it acts as a principal in the provision of on-demand dedicated courier service to customers.

Under the Group’s contracts with customers, the Group promises to deliver customers’ merchandise from origin to destination at a specified quality standard. All customers shall agree with the contract terms set by the Group when they place a delivery order. Substantially all customers are required to pay in full at the latest by the time the order is submitted, before a rider is assigned by the Group. As the contracts allow the customers but not the Group to cancel the order, the Group is obliged to fulfill the delivery service once an order is placed.

In order to fulfill its promise to provide delivery services at the specified quality standard, for each order the Group selects and assigns an appropriate rider from its network of registered riders to complete that particular request, optimizing the use of its overall riders pool and matching the specific needs of the customers and the location, vehicle type, experience and quality ratings of the riders. The Group’s network of registered riders comprises of high-performance riders, riders from outsourced delivery agencies and other riders. To optimize service quality, the Group identifies and enters into additional arrangements with a group of high-performance riders within its rider pool. Under such arrangements, these high-performance riders commit to provide a minimum number of weekly service order assignments, and cannot decline or disregard the orders assigned to them by the Group without penalty. In addition, the Group contracts with outsourced delivery agencies who send their riders to work for the Group during the contract period. Under these arrangements, the Group acquires a minimum amount of services from the outsourced delivery agencies during the specified period before any delivery orders from the Group’s customers are received. Other riders have the ability to disregard a delivery order without penalty.

As the primary obligor for delivery services under the contracts with customers, the Group is liable for loss or damage to customers’ merchandises during the delivery process and other quality issues associated with the delivery. The Group also purchases injury insurance for all riders providing delivery services on the Group’s behalf. The Group also has an implied promise to find a replacement in case of unexpected contingencies to ensure that the delivery is completed in a timely manner. Additionally, the Group has discretion over the amount of delivery fee charged to customers. The Group separately agrees with riders the amounts paid to them.

The Group recognizes customer advances and any other amounts collected prior to completing the delivery services as deferred revenue. Deferred revenue as of January 1, 2023 and 2024 were RMB39,049 and RMB51,945, respectively, which were all recognized as revenues for the years ended December 31, 2023 and 2024, respectively. The balance of RMB56,768 as of December 31, 2024 is expected to be recognized as revenues within one year. The Group conducts operations in China. Accounts receivables as of January 1, 2023 and 2024 were RMB12,775 and RMB12,115, respectively.

Customer incentives

The customer incentives mainly include (i) discounts to the customers who place a minimum amount of deposit in advance of delivery orders; and (ii) promotion coupons with limited validity period to existing or potential customers. All these incentives are discounts for future delivery transactions and are recorded as a deduction from the revenues upon usage by the customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(m) Cost of revenues

Cost of revenues primarily consist of (i) riders’ remuneration and incentives to fulfill the Group’s delivery orders, (ii) transaction fees charged by third-party payment platform, (iii) staff cost, and (iv) rental, depreciation and other costs related to revenues.

(n) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) advertising expenses, (ii) share-based compensation, staff cost, rental and depreciation related to selling and marketing functions. Advertising expenses are expensed as incurred. The advertising expenses were RMB65,992, RMB22,481 and RMB24,014 for the years ended December 31, 2022, 2023 and 2024, respectively.

(o) Research and Development Expenses

Research and development expenses consist primarily of (i) share-based compensation, staff cost, rental and depreciation related to research and development functions, (ii) other expenses related to research and development functions. Research and development expenses are expensed as incurred.

(p) Share-based compensation

The Group grants share-based awards, mainly including share options and restricted share units to eligible employees and directors, which are subject to both service and performance conditions.

All share-based awards are measured at the grant-date fair value. For an equity classified award with both a service condition and an initial public offering (“IPO”) performance condition, the Group recognizes compensation expense on a tranche-by-tranche basis, when it is probable an IPO will be achieved. For an equity classified award with service conditions only, the Group recognizes compensation expense using straight-line method during the requisite service period, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date.

The Company elects to recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(q) Employee benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statement of comprehensive income (loss) amounted to RMB77,697, RMB76,282 and RMB76,961 for the years ended December 31, 2022, 2023 and 2024, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(r) Income taxes

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not taxable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2023 and 2024, the Group did not have any unrecognized uncertain tax positions.

(s) Government grants

Government grants primarily consist of financial subsidies received from various levels of local governments from time to time which are granted for general corporate purposes and to support the Group’s ongoing operations in the region, and compliance with specific policies promoted by the local governments. The grants are determined at the discretion of the relevant government authorities and there are no restrictions on their use. The government grants with certain conditions are recorded as liabilities when received and will be recorded as other income when the conditions are met.

Government grants in the form of cash amounting to RMB8,893, RMB73,852 and RMB36,532 were recorded as other income in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024, respectively, as certain Company’s subsidiaries met the revenue and tax payment targets in respective regions and there were no remaining commitment or contingencies. The balances of deferred government grants included in accrued expenses and other current liabilities are RMB7,976 and RMB7,976 as of December 31, 2023 and 2024, respectively, as a Company’s subsidiary did not meet the tax payment target in respective region.

(t) Foreign currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated at Hong Kong S.A.R., and the United States is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statement of comprehensive income (loss).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The financial statements of the Company and its subsidiaries incorporated at Hong Kong S.A.R., and the United States are translated from US$ into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than deficits generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statement of comprehensive income (loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statement of changes in shareholders’ equity (deficit).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

(u) Concentration and risk

Concentration of customers and suppliers

There are no customers and suppliers individually represent greater than 10% of total revenues and total costs, respectively, of the Group for the years ended December 31, 2022, 2023 and 2024.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments, long term investments and receivable from third-party payment platforms.

The Group’s investment policy requires cash and cash equivalents, restricted cash, short-term investments and long term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions. The Group carefully considers and monitors the creditworthiness of third party-payment service providers to mitigate any risks associated with receivables due from third-party payment platforms.

(v) Statutory reserves

In accordance with the PRC Company Law, the Group’s PRC subsidiaries and VIE and VIE’s subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund.

The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2022, 2023 and 2024, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries and VIE and VIE’s subsidiaries as these PRC companies had accumulated losses as determined under PRC GAAP for the years ended December 31, 2022, 2023 and 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(w) Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretion of redemption feature related to the Group’s redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little or no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

Contingently issuable shares are included in the computation of basic and diluted net loss per share as of the date that all necessary conditions have been satisfied and issuance of the shares is no longer contingent.

(x) Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Group’s business by product or service lines. Management has determined that the Group has one operating segment, which is the on-demand dedicated courier service. The CODM assesses performance and decides how to allocate resources based on consolidated net income (loss) as reported on the consolidated statements of comprehensive income (loss). Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of comprehensive income (loss). There are no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of comprehensive income (loss). The measure of segment assets is reported on the balance sheets as total consolidated assets. Substantially all of the Group’s long-lived assets were derived in and located in the PRC.

(y) Recent accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and eliminates some of the conditions for equity classification in ASC 815-40 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of share settlement for instruments that may be settled in cash or shares. ASU 2020-06 is effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group adopted the new standard on January 1, 2024 and it did not have a material effect on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Group adopted the accounting standard update on January 1, 2024 and it has no material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group plans to adopt ASU 2023-09 for the year beginning January 1, 2025 and does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements other than the expanded footnote disclosure.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosure.

3. SHORT-TERM AND LONG-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Short-term investments
Aggregate cost basis	150,042	153,768
Gross unrealized holding gain	657	142
Aggregate fair value	150,699	153,910

The Group’s long-term investments consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Equity investments	—	273,020
Debt investments using fair value option	—	51,090
Total	—	324,110

Equity investments

In 2024, the Group entered into an Asset Management Agreement (the “Agreement”) with a third-party financial institution and engaged this institution as its investment manager. Pursuant to the Agreement, the Group’s investment manager is responsible for the investment and re-investment of cash, securities and other assets on behalf of the Group.

As of December 31, 2024, the Group’s equity investments represent equity securities of listed companies, and these securities were managed in accordance with the agreement. The fair value of these equity securities were measured using the quoted market price, a Level 1 input. For the year ended December 31, 2024, the Group recognized an unrealized loss of RMB178 million representing the change in fair value of the equity securities.

Debt investments

In 2024, the Group purchased trust products from a third-party trust company in the amount of RMB51 million. The underlying investments are corporate bonds. The interest earned from the corporate bonds was received quarterly. The corporate bonds will mature in July 2026.

The Group elected to apply fair value option for this debt investments. The fair value is estimated based on price of the debt investments quoted by the financial institution at the end of each period. For the year ended December 31, 2024, the Group recognized an unrealized gain of RMB0.1 million representing the change in fair value of the debt investments and realized gain of RMB2.1 million which were recorded as investment income.

The following table summarized the Group’s investments at fair value as of December 31, 2024:

	As of December 31, 2024
	Aggregate Cost	Unrealized Gain/(Losses)	Foreign Currency Translation Adjustment	Aggregate fair value
Equities securities	448,293	(177,815)	2,542	273,020
Debt investments	51,000	90	—	51,090
Total	499,293	(177,725)	2,542	324,110

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2023 and 2024 consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepaid advertising fee	2,319	1,120
Receivable from third-party payment platforms	32,496	22,242
Deductible input VAT	36	5,035
Prepaid rental fees	2,335	4,372
Deposits	2,562	2,651
Deferred IPO cost	5,574	—
Others (i)	12,797	13,133
Prepayments and Other Current Assets	58,119	48,553

(i)	Others primarily include riders’ uniforms and delivery boxes, staff advances and other miscellaneous prepayments.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Fixtures and electronic equipment	12,498	12,588
Office leasehold improvement	7,079	7,238
Software	2,069	2,432
Property and Equipment	21,646	22,258
Accumulated depreciation	(16,102)	(18,571)
Property and Equipment, net	5,544	3,687

Depreciation expenses on property and equipment were RMB5,461, RMB4,888 and RMB2,971 for the years ended December 31, 2022, 2023 and 2024, respectively.

6. OPERATING LEASE

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all these leases are five years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All the Group’s leases qualify as operating leases. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets	59,852	44,577
Operating lease liabilities, current	12,346	13,091
Operating lease liabilities, non-current	45,360	29,395
Total operating lease liabilities	57,706	42,486

The components of lease cost were as follows:

	Year Ended December 31,
	2023	2024
	RMB	RMB
Operating lease cost	14,097	15,130
Short-term lease cost	5,682	5,227
Total	19,779	20,357

The weighted average remaining lease term as of December 31, 2024 was 3.55 years, and the weighted average discount rate of the operating leases was 3.7%.

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2024 to the present value of its operating lease payments, including rental payments for lease renewal options the Group is reasonably certain to exercise:

As of December 31, 2024
RMB
2025	14,405
2026	12,502
2027	12,115
2028	6,152
Total undiscounted lease payments	45,174
Less: imputed interest	(2,688)
Total operating lease liabilities	42,486

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,
	2023	2024
	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating lease liabilities	13,460	14,806
Lease liability arising from obtaining Right-of-use assets.	29,734	2,111
Modification to operating lease liabilities and right-of-use assets	—	(4,342)

As of December 31, 2024, the Group has no lease contract that has been entered into but not yet commenced.

The Group did not have any significant short-term commitments as of December 31, 2024.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accrued payroll and welfare	146,416	131,679
VAT and other surcharges payable	74,854	14,209
Advertising and marketing fees payable	6,757	136
Accrued IPO cost	5,215	6,903
Other payables	16,087	12,787
Accrued expenses and other current liabilities	249,329	165,714

8. MEZZANINE EQUITY

Redeemable Convertible Preferred Shares

On August 8, 2014, the Company entered into a share purchase agreement with an investor, pursuant to which the Company issued 20,000,000 Series A redeemable convertible Preferred Shares (“Series A Preferred Shares”) at US$0.20 per share for an aggregated cash consideration of US$4 million (equivalent to RMB24,595).

On June 29, 2015, the Company entered into a share purchase agreement with two investors, pursuant to which the Company issued 11,111,111 Series B redeemable convertible Preferred Shares (“Series B Preferred Shares”) at US$1.35 per share for an aggregated cash consideration of US$15 million (equivalent to RMB91,807).

On January 24, 2017 and March 27, 2017, the Company entered into share purchase agreements with a group of investors, pursuant to which the Company issued 26,111,112 Series C redeemable convertible preferred shares (“Series C Preferred Shares”) at US$1.80 per share for an aggregated cash consideration of US$47 million (equivalent to RMB322,774).

On May 22, 2017, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 16,164,778 Series C-1 redeemable convertible preferred shares (“Series C-1 Preferred Shares”) at US$2.19 per share for an aggregated cash consideration of US$35.34 million (equivalent to RMB238,744).

On August 1, 2017, the Company entered into a share purchase agreement with an investor, pursuant to which the Company issued 4,843,800 Series C-2 redeemable convertible preferred shares (“Series C-2 Preferred Shares”) at US$2.48 per share for an aggregated cash consideration of US$12 million (equivalent to RMB80,674).

On August 10, 2018, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 14,528,465 Series D-1 redeemable convertible preferred shares (“Series D-1 Preferred Shares”) at US$3.48 per share for an aggregated cash consideration of US$50.5 million (equivalent to RMB346,396).

On March 22, 2021, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 28,320,182 Series D-2 redeemable convertible preferred shares (“Series D-2 Preferred Shares”) at US$4.05 per share for an aggregated cash consideration of US$114.75 million (equivalent to RMB747,794).

The rights, preferences and privileges of the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series C-1 Preferred Shares, Series C-2 Preferred Shares, Series D-1 Preferred Shares and Series D-2 Preferred Shares were defined in the Amended and Restated Memorandum and Articles of Association as follows:

8. MEZZANINE EQUITY - CONTINUED

Redemption Rights

The Series D-2 Preferred Shares shall be redeemable at the option of the shareholders of the Series D-2 Preferred Shares in the event that (A) the Company fails to consummate a Qualified IPO prior to December 31, 2023, or (B) the Majority Series A Preferred Holders, the Majority Series B Preferred Holders, the Majority Series C Preferred Holders, the Majority Series C-1 Preferred Holders, the Majority Series C-2 Preferred Holders, or the Majority Series D-1 Preferred Holders request for redemption. At the written request to the Company made by the Majority Series D-2 Preferred Holders, acting together as a single class on an as-converted basis, such holders may require that the Company redeem all or some of the then outstanding Series D-2 Preferred Shares.

The Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, and Series C Preferred Shares shall be redeemable at the option of the shareholders of the respective series Preferred Shares in the event that (A) the Company fails to consummate a Qualified IPO in 4 years from the Closing of the respective series Preferred Shares financing, which are August 10, 2022, August 1, 2021, May 22, 2021, January 24, 2021, for Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, and Series C Preferred Shares, respectively, or (B) there is an occurrence of any material breach of any representation, warranty, covenant, agreement or undertaking made by the Warrantors (as defined in the respective Preferred Shares Purchase Agreement) contained in the respective Preferred Shares Purchase Agreement, Shareholders’ Agreement, Amended Memorandum and Articles, which results in material adverse effect on the business of the Group Companies (“companies within the Company’s consolidation group”), or (C) if the Company has met all requirements of the Qualified IPO and the Majority respective series of preferred shareholders vote in favor of such Qualified IPO, the approval to conduct such Qualified IPO has not been passed due to the controlling shareholders or other shareholders of the Company, or the Qualified IPO cannot be gone through in accordance with the agreed plan and time schedule due to lack of support from the management of the Company, except that a majority of the directors vote in favor of a non-listing, which is in the best interest of the Company or the then valuation of the Company through a private placement financing is close to the pre-offering valuation of the Qualified IPO, or (D) all or substantially all of the business of Group Companies are required to be suspended or closed down by competent governmental authorities due to material breach of applicable laws in any material respect by the Group Companies, and such suspension or closedown of the business of the Group Companies are not rectified or remedied within six (6) months from the occurrence of such suspension or closedown; or (E) the Majority Series A Preferred Holders, the Majority Series B Preferred Holders, the Majority Series C Preferred Holders, the Majority Series C-1 Preferred Holders, or the Majority Series C-2 Preferred Holders request for redemption, at the written request to the Company made by the Majority respective series preferred shareholders, acting together as a single class on an as-converted basis, such holders may require that the Company redeem all or some of the then outstanding respective series preferred shares.

The Series B Preferred Shares shall be redeemable at the option of the shareholders of the Series B Preferred Shares in the event that (A) the Company fails to consummate a Qualified IPO prior to December 31, 2020, or (B) there is an occurrence of any material breach of any representation, warranty, covenant, agreement or undertaking made by the Warrantors (as defined in the Series B Purchase Agreement) contained in the Series B Purchase Agreement, Shareholders’ Agreement, Amended Memorandum and Articles which results in material adverse effect on the business of the Group Companies, or (C) if the Company has met all requirements of the Qualified IPO and the Series B Director votes in favor of such Qualified IPO, the approval to conduct such Qualified IPO has not been passed due to the control shareholders or other shareholders of the Company, or the Qualified IPO cannot be gone through in accordance with the agreed plan and time schedule due to lack of support from the management of the Company, except that a majority of the Directors vote in favor of a non-listing, which is in the best interest of the Company or the then valuation of the Company through a private placement financing is close to the pre-offering valuation of the Qualified IPO, or (D) the Majority Series A Preferred Holders request for redemption, at the written request to the Company made by the Majority Series B Preferred Shares shareholders, acting together as a single class on an as-converted basis, such holders may require that the Company redeem all or some of the then outstanding Series B Preferred Shares.

8. MEZZANINE EQUITY - CONTINUED

The Series A Preferred Shares shall be redeemable at the option of the shareholders of the Series A Preferred Shares in the event that (A) the Company fails to consummate a Qualified IPO prior to the fifth (5th) anniversary of the Closing of the Series A Preferred Shares, which is August 8, 2019; or (B) there is an occurrence of any material breach of any representation, warranty, covenant, agreement or undertaking made by the Warrantors (as defined in the Series A Purchase Agreement) contained in the Series A Purchase Agreement, Shareholders’ Agreement, Amended Memorandum and Articles which results in material adverse effect on the business of the Group Companies, or (C) if the Company has met all requirements of the Qualified IPO and the Series A Director votes in favor of such Qualified IPO, the approval to conduct such Qualified IPO has not been passed due to the control shareholders or other shareholders of the Company, or the Qualified IPO cannot be gone through in accordance with the agreed plan and time schedule due to lack of support from the management of the Company, except that a majority of the Directors vote in favor of a non-listing, which is in the best interest of the Company or the then valuation of the Company through a private placement financing is close to the pre-offering valuation of the Qualified IPO, at the written request to the Company made by the Majority Series A Preferred Shares shareholders, acting together as a single class on an as-converted basis, such holders may require that the Company redeem all or some of the then outstanding Series A Preferred Shares.

The redemption preference from high priority to low priority is as follows in sequence: Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and finally Series A Preferred Shares.

For Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares and Series C Preferred Shares, the redemption price shall be one hundred percent (100%) of the respective issuance price, plus an annual simple interest of eight percent (8%) of the respective issuance price over the period from the respective closing date to the date of payment in full of the respective redemption price. Because the Company failed to consummate a Qualified IPO by January 24, 2021, the Series C Preferred Shares became redeemable at the option of the shareholders of the Series C Preferred Shares from January 24, 2021 to March 22, 2021. The redemption date of Series C Preferred Shares in the event that the Company fails to consummate a Qualified IPO was extended to December 31, 2023 upon the issuance of Series D-2 Preferred Shares on March 22, 2021, and further extended to December 31, 2024 on May 31, 2023, which is also disclosed as below.

For Series B Preferred Shares, the redemption price shall be one hundred percent (100%) of the issue price, plus an annual simple interest of eight percent (8%) of the issuance price over the period from the issuance date to the date of payment in full of the redemption price, provided that the redemption price shall in no event be more than one hundred and fifty percent (150%) of the issuance price. Because the Company failed to consummate a Qualified IPO by December 31, 2020, the Series B Preferred Shares became redeemable at the option of the shareholders of the Series B Preferred Shares from December 31, 2020 to March 22, 2021. The redemption date of Series B Preferred Shares in the event that the Company fails to consummate a Qualified IPO was extended to December 31, 2023 upon the issuance of Series D-2 Preferred Shares on March 22, 2021, and further extended to December 31, 2024 on May 31, 2023, which is also disclosed as below.

Based on the aforementioned redemption scenarios for the Series A Preferred Shares, the redemption price for the Series A Preferred Shares shall be:

● two hundred percent (200%) of the issuance price in event (A);

● one hundred percent (100%) of the issuance price, plus an annual internal rate of return of thirty percent (30%) of the issuance price over the period from issuance date to the date of payment in full of the redemption price in (i) either event (B) or event (C), and (ii) the valuation of the Company for the private placement financing, if there is any, is less than US$200 million. Because the Company failed to consummate a Qualified IPO by August 8, 2019, the Series A Preferred Shares became redeemable at the option of the shareholders of the Series A Preferred Shares from August 8, 2019 to March 22, 2021. The redemption date of Series A Preferred Shares in the event that the Company fails to consummate a Qualified IPO was extended to December 31, 2023 upon the issuance of Series D-2 Preferred Shares on March 22, 2021, and further extended to December 31, 2024 on May 31, 2023, which is also disclosed as below.

The redemption dates of Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares in the event that the Company fails to consummate a Qualified IPO was extended to December 31, 2023 after the closing of Series D-2 redeemable convertible preferred shares on March 22, 2021. The redemption dates of Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares in the event that the Company fails to consummate a Qualified IPO was further extended to December 31, 2024 on May 31, 2023.

8. MEZZANINE EQUITY - CONTINUED

The Company determines whether an amendment to the redemption rights of Series A, Series B, Series C, Series C-1, Series C-2, Series D-1 and Series D-2 preferred shareholders represents an extinguishment based on a fair value approach. If the fair value of the preferred shares immediately before and after the amendment is significantly different (by more than 10%), the amendment represents an extinguishment. The Company has determined that the amendment to the redemption rights of Series A, Series B, Series C, Series C-1, Series C-2, Series D-1 and Series D-2 Preferred Shares did not represent an extinguishment, and therefore modification accounting was applied by analogy to the modification guidance contained in ASC718-20, Compensation—Stock Compensation. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. The fair value of the preferred shares after the modification did not increase. Therefore, there was no financial impact recognized for the preferred share modifications.

“Qualified IPO” means either (i) a firm commitment underwritten registered public offering by the Company (or a listing vehicle that holds the business of the Group Companies) (or depositary receipts or depositary shares thereof) of its Class A Ordinary Shares on a recognized regional or national securities exchange in the United States or Hong Kong or Shanghai Stock Exchange, Shenzhen Stock Exchange or any other exchange in any other jurisdiction (or any combination of such exchanges and jurisdictions) acceptable to the Majority Preferred Holders with pre-offering valuation (on a fully diluted basis) of the Company not less than US$1,000 million (or any other currency of equivalent value) or (ii) a De-SPAC Transaction that implies a pre- combination valuation (on a fully diluted basis) of the Company (or a listing vehicle that holds the business of the Group Companies) of not less than US$1,000 million (or any other currency of equivalent value).

Conversion Rights

Each Redeemable Convertible Preferred Share shall be convertible, at the option of the shareholders, at any time after the issuance date of preferred shares into such number of fully paid and non-assessable Class A ordinary shares as determined by dividing the applicable Redeemable Convertible Preferred Share issuance price by the respective then effective applicable conversion price. The conversion price shall initially be the applicable issuance price, resulting in an initial conversion ratio for the Redeemable Convertible Preferred Shares of 1:1, and shall be subject to adjustment including but not limited to share splits and combinations, ordinary share dividends and distributions, other dividends, sale of shares below the conversion price, reorganization, merger, consolidation and certain other events. The conversion price of each Redeemable Convertible Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred. As of December 31, 2022 and 2023, each Redeemable Convertible Preferred Share is convertible into one ordinary share.

Each Redeemable Convertible Preferred Share shall automatically be converted, based on the then-effective applicable conversion price, into fully-paid and non-assessable Class A ordinary shares in the event that (i) the closing of the Qualified IPO, or (ii) the date upon which the Company receives the written request from the Majority respective series preferred shareholders.

Voting Rights

Each redeemable convertible preferred share shall be entitled to that number of votes corresponding to the number of Class A ordinary shares on an as-converted basis. The holder of the Preferred Shares shall vote together with the holders of ordinary shares, and not as a separate class or series, on all matters put before the shareholders.

Dividend Rights

No dividends or other distributions shall be declared, paid, set aside or made, whether in cash, in property, or in any other shares of the Company, with respect to any other class or series of shares of the Company, unless and until the dividends of preferred shares with higher priority of preference has been likewise declared, paid, set aside or made (calculated on an as-converted basis). Dividend rights preference is as follows in sequence: Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares. Series B Preferred Shares and Series A Preferred Shares have no dividend rights preference compared with ordinary shares.

8. MEZZANINE EQUITY - CONTINUED

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shareholders of Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, and Series B Preferred Shares shall be entitled to receive an amount equal to one hundred percent (100%) of the applicable issuance price, plus all dividends declared and unpaid on such redeemable convertible preferred shares.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shareholders of Series A Preferred Shares shall be entitled to receive an amount equal to one hundred and fifty percent (150%) of the issue price, plus all dividends declared and unpaid on such Redeemable Convertible Preferred Shares.

Liquidation preference is as follows in sequence: Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares.

If there are any assets remaining after the aggregate amount has been distributed or paid in full to the applicable holders of the redeemable convertible preferred shares, the remaining assets of the Company available for distribution shall be distributed ratably among all holders of the redeemable convertible preferred shares and the ordinary shares according to the relative number of ordinary shares on an as-converted basis.

Drag-along rights

In the event that at any time after the Closing, the Super Majority Preferred Holders (Drag-Along Preferred Holders, i.e. holders of more than fifty percent (50%) of each class of all outstanding preferred shares voting separately) and the Super Majority Ordinary Holders (Drag-Along Ordinary Holders, i.e. the holders of more than fifty percent (50%) of the outstanding ordinary shares) approve either: (A) transaction(s) in which a Person, or a group of related Persons, acquires all or substantially all of the equity or assets or undertaking of the Company, or (B) a transaction that qualifies as a liquidation event, in each case of (A) and (B) above with a valuation of the Company at no less than US$800 million (any of such events described in (A) and (B) is referred to as a Sale of the Company), then each Shareholder agrees:

(a) in the event the Sale of the Company requires the approval of shareholders, to vote all Shares in favor of such Sale of the Company and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company; (b) in the event that the Sale of the Company is to be effected by the sale of shares held by another shareholder (“the Selling Shareholder”) without the need for shareholder approval, to sell all shares of the Company beneficially held by such shareholder (or in the event that the Selling Shareholder is selling fewer than all of its shares held in the Company, shares in the same proportion as the Selling Shareholder is selling) to the Person to whom the Selling Shareholder propose to sell its shares, for the same per-share consideration (on an as-converted basis) and on the same terms and conditions as the Selling Shareholder, except that the Shareholder will not be required to sell its shares unless the liability for indemnification, if any, of the Shareholder in such Sale of the Company is several, not joint, and is pro rata in accordance with the Shareholder’s relative share ownership of the Company, and will not exceed the consideration receivable by the Shareholder, if any, in such transaction;(c) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Laws at any time with respect to such Sale of the Company;(d) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company; and (e) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any voting securities owned by such Party or Affiliate in a voting trust or subject any such voting securities to any arrangement or agreement with respect to the voting of such securities, unless specifically requested to do so by the acquiror in connection with a Sale of the Company.

8. MEZZANINE EQUITY - CONTINUED

Accounting for the Preferred Shares

The Company has classified the preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Company. The holders of the preferred shares have a redemption right and liquidation preference and will not receive the same form of consideration upon the occurrence of the conditional event as the ordinary shareholders would.

The Company concluded the embedded conversion and redemption option of the redeemable convertible preferred shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

The Company also determined that there was no beneficial conversion feature attributable to the redeemable convertible preferred shares because the initial effective conversion prices of these redeemable convertible preferred shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm.

The Company recorded the initial carrying amount of the preferred shares with its issuance price, which approximated the issuance date fair value, after the reduction of the issuance cost. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Redeemable Convertible Preferred Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date for the Redeemable Convertible Preferred Shares. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital (“APIC”). Once APIC has been exhausted, additional charges are recorded by increasing the accumulated deficit. The Company’s redeemable convertible preferred shares activities for the years ended December 31, 2022, 2023 and 2024 consisted of the following:

	Series A	Series B	Series C	Series C-1	Series C-2	Series D-1	Series D-2
	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	55,997	145,564	415,844	308,481	103,557	409,408	777,152	2,216,003
Accretion of redeemable convertible preferred shares	—	—	25,271	19,002	6,452	27,153	61,698	139,576
Foreign currency translation adjustment	—	—	39,326	29,181	9,799	38,800	74,020	191,126
Balance as of December 31, 2022	55,997	145,564	480,441	356,664	119,808	475,361	912,870	2,546,705
Accretion of redeemable convertible preferred shares	—	—	26,496	19,923	6,764	28,469	64,689	146,341
Foreign currency translation adjustment	—	—	8,282	6,150	2,067	8,206	15,809	40,514
Balance as of December 31, 2023	55,997	145,564	515,219	382,737	128,639	512,036	993,368	2,733,560
Accretion of redeemable convertible preferred shares	—	—	20,578	15,473	5,254	22,111	50,242	113,658
Foreign currency translation adjustment	—	—	(5,771)	(4,290)	(1,443)	(5,760)	(11,280)	(28,544)
Conversion of redeemable convertible preferred shares to Class A ordinary shares upon IPO	(55,997)	(145,564)	(530,026)	(393,920)	(132,450)	(528,387)	(1,032,330)	(2,818,674)
Balance as of December 31, 2024	—	—	—	—	—	—	—	—

On October 7, 2024, all of the redeemable convertible preferred shares were converted to equivalent number of Class A ordinary shares immediately upon the completion of the Company’s IPO.

9. ORDINARY SHARES

Upon incorporation in 2014, the Company’s authorized shares were 500,000,000 shares with a par value of US$0.0001 per share. In May 2023, the Company’s authorized shares were updated to be 2,000,000,000 shares with a par value of US$0.0001 per share, including 1,778,920,552 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares and 121,079,448 Preferred Shares. The Company re-designated and re-classified 79,980,281 Ordinary Shares into 34,402,503 Class A Ordinary Shares and 45,577,778 Class B Ordinary Shares. Class B Ordinary Shares were held by Snoweagle-s Limited and Diamondbird-s Limited, which were beneficially owned by Mr. Peng Xue, the Company’s founder, chairman of the board of directors and chief executive officer. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder one vote on all vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share shall entitle the holder ten vote on all vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The share, per share amounts and disclosures in the consolidated financial statements have been retroactively adjusted to reflect the above designation and reclassification.

Immediately prior to the completion of IPO, the Company’s authorized shares were updated to be 2,000,000,000 shares with a par value of US$0.0001 per share, including 1,800,000,000 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares and 100,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company’s post-offering memorandum and articles of association.

Immediately prior to the completion of the IPO, all outstanding redeemable convertible preferred shares, including (i) 20,000,000 Series A Preferred Shares of a par value of US$0.0001 each, (ii) 11,111,111 Series B Preferred Shares of a par value of US$0.0001 each, (iii) 26,111,112 Series C Preferred Shares of a par value of US$0.0001 each, (iv) 16,164,778 Series C-1 Preferred Shares of a par value of US$0.0001 each, (v) 4,843,800 Series C-2 Preferred Shares of a par value of US$0.0001 each, (vi) 14,528,465 Series D-1 Preferred Shares of a par value of US$0.0001 each and (vii) 28,320,182 Series D-2 Preferred Shares of a par value of US$0.0001 each, were converted into Class A ordinary shares on a one-for-one basis.

In October 2024, upon the completion of the Company’s IPO, the Company issued 12,330,000 Class A Ordinary Shares, at public offering price of US$5.50 per share. The net proceeds after deducting underwriting discounts and commissions were approximately US$62.3 million (equivalent to RMB447,967).

As of December 31, 2024, 167,811,951 Class A Ordinary Shares were issued and 159,831,670 Class A Ordinary Shares were outstanding, 45,577,778 Class B Ordinary Shares were issued and outstanding.

10. SHARE-BASED COMPENSATION

Share Incentive Plan

In December 2015, the Board of Directors of the Company approved and adopted the 2015 Share Incentive Plan (“the 2015 Plan”) for the granting of share options and restricted share units to employees, directors and consultants to reward them for services to the Group. Under the 2015 Plan, the maximum aggregate number of shares that may be issued is 8,000,000 Class A Ordinary Shares. The share options and restricted share units expire 10 years from the date of grant.

In November 2024, the Board of Directors of the Company approved and adopted the 2024 Share Incentive Plan (“the 2024 Plan”) for the granting of share options and restricted share units to employees, directors and consultants to reward them for services to the Group. Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to the awards is initially 10,669,486, plus an annual increase on the first calendar day of each fiscal year of the Company during the term of the plan commencing with the fiscal year beginning January 1, 2025, by the lower of (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the board of directors. The share options expire 10 years from the date of grant.

Share Options

Share options granted to an employee under the 2015 Plan are generally subject to a four-year service schedule, under which 25% of the options vest on the first anniversary of the vesting commencement date, and an additional 25% of the option vest on each anniversary of the vesting commencement date thereafter. The option holders can only exercise their vested options upon the occurrence of an initial public offering. If an employee leaves the Company before the IPO, both the vested and unvested options will be forfeited. 1,666,781 share options were granted in 2016 through 2018, no options can be exercised until the Company completes an initial public offering.

Since the exercisability is dependent upon the completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the years ended December 31, 2022 and 2023. Upon the completion of IPO, the Company immediately recognized share-based compensation expenses of RMB47,187 of share options vested cumulatively.

In November 2024, the Group granted 1,965,500 share options to certain employees under the 2024 Plan. These share options granted are required to render service to the Group in accordance with a service schedule stipulated in the relevant award agreement. The weight average grant date fair value per option was US$2.01. Based on the fair value per share at grant date, the Group recognized RMB13,343 of share-based compensation expenses related to these share options in 2024.

10. SHARE-BASED COMPENSATION - CONTINUED

The following table sets forth the share options activity for the years ended December 31, 2022, 2023 and 2024:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Years	Value
		US$		US$
Outstanding as of December 31, 2022	2,411,281	0.80	3.99	7,427
Forfeited in 2023	(6,600)	1.24
Outstanding as of December 31, 2023	2,404,681	0.79	2.98	7,671
Granted in 2024	1,965,500	1.92
Forfeited in 2024	(8,800)	1.74
Outstanding as of December 31, 2024	4,361,381	1.30	5.59	6,407
Vested or expected to be vested as of December 31, 2024	4,361,381	1.30	5.59	6,407
Exercisable as of December 31, 2024	3,351,381	1.14	4.27	5,453

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

Year Ended December 31, 2024

Risk-free rate of return (per annum)	4.58%
Volatility	100.09%
Expected dividend yield	0%
Exercise multiple	2.2~2.8
Fair value of underlying ordinary share	2.77
Expected term	10 years

The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.

The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the contract life of the Company’s options. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.

For the years ended December 2022, 2023 and 2024, the Group recognized share-based compensation expenses related to share options of nil, nil and RMB60,530, respectively. As of December 31, 2024, there was RMB14,771 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 2.23 years.

Class A restricted share units

On June 14, 2021, the Company granted 5,281,000 Class A restricted share units to the Company’s employees and 18,000 Class A restricted share units to directors pursuant to the 2015 Plan at par value of US$0.0001 per share.

The 5,281,000 Class A restricted share units granted to employees will vest in accordance with the following schedule: 50% of the unvested restricted share units shall vest upon IPO date. 50% of the Class A restricted share units shall vest in eight equal installments quarterly from the IPO date over the two years since the IPO date.

The 18,000 Class A restricted share units granted to directors shall vest in four equal quarterly installments from the Company’s IPO date. The first installment shall vest upon IPO date.

10. SHARE-BASED COMPENSATION - CONTINUED

The Class A restricted share units under the 2015 Plan can only vest upon the occurrence of an IPO. If a Class A restricted share units holder leaves the Company before the IPO, both the vested and unvested Class A restricted share units will be forfeited. The Group did not recognize any share-based compensation expense on the Class A restricted share units for the years ended December 31, 2022 and 2023 since the IPO performance condition is deemed to be not probable. Upon the completion of IPO, the Company immediately recognized share-based compensation expenses of RMB74,613 of Class A restricted share units vested cumulatively.

In November 2024, the Company granted 72,000 Class A restricted share units to its directors under the 2024 Plan, which is subject to a four-year service schedule. The fair value of the Class A restricted share units was determined by the closing price of shares on the grant date. Based on the fair value per share at grant date, the Group recognized RMB30 of share-based compensation expenses related to these shares in 2024.

The following table sets forth the Class A restricted share units activity for the three years ended December 31, 2024:

		Weighted
	Number of	Average
	Restricted	Grant Date
	Shares	Fair Value
		US$
Outstanding as of December 31, 2022	5,299,000	3.96
Outstanding as of December 31, 2023	5,299,000	3.96
Granted in 2024	72,000	2.38
Vested in 2024	(2,645,000)	3.96
Outstanding as of December 31, 2024	2,726,000	3.94

For the years ended December 2022, 2023 and 2024, the Group recognized share-based compensation expenses related to Class A restricted share units of nil, nil and RMB99,497, respectively. As of December 31, 2024, there was RMB51,201 of unrecognized compensation cost related to Class A restricted share units that are expected to be recognized over a weighted-average vesting period of 1.8 years.

Total share-based compensation expenses of share options and Class A restricted share units were allocated to the following expense items:

Year Ended December 31,2024
RMB
Cost of revenue	7,711
Selling and marketing expenses	40,445
General and administrative expenses	49,084
Research and development expenses	62,787
Total	160,027

11. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023 and 2024, respectively:

	As of December 31, 2023
				Total
RMB	Level 1	Level 2	Level 3	Fair Value
Short-term investments (Note 3)	—	150,699	—	150,699

	As of December 31, 2024
				Total
RMB	Level 1	Level 2	Level 3	Fair Value
Short-term investments (Note 3)	—	153,910	—	153,910
Long-term investments (Note 3)	273,020	51,090	—	324,110

12. INCOME TAX

a) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong S.A.R. profits tax has been made in the financial statements as the subsidiary in Hong Kong S.A.R. have no assessable profits for the year ended December 31, 2022, 2023 and 2024.

PRC

The Group’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) at the statutory income tax rate of 25%, unless otherwise specified. According to the CIT Law, entities that qualify as high-and-new technology enterprises (“HNTE”) are entitled to a preferential income tax rate of 15%. VIE obtained the HNTE certificate in October 2017 and subsequently renewed the HNTE certificate in October 2020 and October 2023. Thus, it entitles to the preferential tax rate of 15% from 2017 to 2025. WFOE obtained the HNTE certificate in October 2023, thus, it entitles to the preferential tax rate of 15% from 2023 to 2025.

12. INCOME TAX - CONTINUED

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC, excluding Hong Kong S.A.R.	(176,367)	100,919	12,813
Hong Kong S.A.R.	(2,823)	13,021	(161,310)
Cayman	(1,248)	(3,310)	2,148
Others	—	(131)	(62)
Total	(180,438)	110,499	(146,411)

The Group had no current income tax expense for the years ended December 31, 2022 and 2023, as the entities in the Group had no taxable income in the respective year. For the year ended December 31, 2024, the current income tax expenses were RMB69. Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the year ended December 31, 2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC Statutory income tax rate	(25.0)%	25.0%	(25.0)%
Increase (decrease) in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	0.3%	1.0%	9.9%
Preferential tax rate	0.4%	(3.2)%	(5.6)%
Research and development expenses bonus deduction	(12.2)%	(18.9)%	(12.8)%
Non-deductible share-based compensation expenses	—	—	27.3%
Other non-deductible expenses	4.6%	2.8%	0.6%
Non-taxable income	—	(3.5)%	(2.9)%
Change in tax rate (1)	—	95.5%	—
Change in valuation allowance	31.9%	(98.7)%	8.5%
Effective income tax rate	0.0%	0.0%	0.0%

(1)	In October 2023, WFOE obtained the HNTE certificate with a valid period from 2023 to 2025 with a preferential tax rate of 15%, as long as it maintains the HNTE qualification and duly conducts relevant CIT filing procedures with the relevant tax authority. Consequently, WFOE applied the 15% rate for computation of current and deferred taxes for the year ended December 31, 2024. Prior to obtaining the HNTE certificate, the WFOE was subject to the statutory income tax rate of 25% for the years ended December 31, 2022.

The change in tax rate resulted in a reduction in deferred income tax assets before valuation allowance of approximately RMB105 million relating to remeasurement of deferred income tax assets as of January 1, 2023, which was offset by a corresponding decrease in the valuation allowance for the same amount. There were no deferred income tax liabilities as of January 1, 2023. Therefore, the change in tax rate had no impact on the consolidated statements of comprehensive income (loss) for the year ended December 31, 2023.

12. INCOME TAX - CONTINUED

b) Deferred income tax assets

	As of December 31,
	2023	2024
	RMB	RMB
Deferred income tax assets:
Net operating loss carrying forwards	233,813	175,360
Deductible advertising expenses	40,643	34,558
Changes in fair value of long-term investments	—	31,102
Operating lease liabilities	8,717	6,405
Others	189	189
Total deferred tax assets	283,362	247,614
Less: valuation allowance	(274,645)	(241,209)
Total deferred tax assets, net	8,717	6,405
Deferred income tax liabilities:
Right-of-use assets	8,717	6,405
Total deferred tax liabilities	8,717	6,405
Net deferred income tax assets	—	—

As of December 31, 2024, the Group had net operating loss carry forwards of RMB1,116,534 mainly attributable to the PRC subsidiaries, the VIE and VIE’s subsidiaries, and subsidiary in Hong Kong S.A.R. The losses of RMB1,112,677 by the PRC subsidiaries, the VIE and VIE’s subsidiaries will expire during the period from year 2025 to year 2029, except for those arose from HNTEs, which will expire during the period from 2025 to 2034, if not utilized. The Group also has a loss of RMB986 carry forwards from the subsidiary in Hong Kong S.A.R. as of December 31, 2024 that have indefinite lives.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred income tax assets as of December 31, 2023 and 2024.

Changes in valuation allowance are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	334,749	389,584	274,645
Additions (Reversals)	57,503	(3,541)	12,519
Change in tax rate	—	(105,479)	—
Decrease relating to expiration of loss carry forwards	(2,936)	(5,979)	(46,245)
Foreign currency translation effect	268	60	290
Balance at the end of the year	389,584	274,645	241,209

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries and VIE for the years from 2020 to 2024 are open to examination by the PRC tax authorities.

13. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income (loss)	(180,438)	110,499	(146,480)
Accretion of Redeemable Convertible Preferred Shares	(139,576)	(146,341)	(113,658)
Numerator for basic and diluted net loss per share calculation	(320,014)	(35,842)	(260,138)
Denominator:
Denominator for basic and diluted net loss per share calculation	72,000,000	72,000,000	103,695,655
Net loss per ordinary share
—Basic and diluted—Class A and Class B	(4.44)	(0.50)	(2.51)

As of December 31, 2022 and 2023, the effect of share options and Class A restricted share units as follows are excluded in the calculation of diluted net loss per share, since the exercise of options and vesting of the Class A restricted share units are contingent upon the occurrence of IPO.

	As of December 31,
	2022	2023
Share options	2,411,281	2,404,681
Class A restricted share units	5,299,000	5,299,000

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2022	2023	2024
Preferred shares	121,079,448	121,079,448	—
Share options	—	—	4,322,839
Class A restricted share units	—	—	2,726,000

14. COMMITMENTS AND CONTINGENCIES

The Group is subject to a number of legal proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material adverse effect on the financial statements.

15. SUBSEQUENT EVENT

On March 11, 2025, the Company’s board of directors adopted a share repurchase program, pursuant to which the Company is authorized to repurchase up to an aggregate of US$30.0 million worth of the Company’s outstanding shares (including in the form of American depositary shares) during the twelve-month period ending on March 31, 2026 in the open market at prevailing market prices, through privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

16. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of BingEx Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of BingEx Limited, except for those which have been separately disclosed in the consolidated financial statements.

Inter-company balances and transactions were eliminated upon consolidation in the preparation of the consolidated financial statements of the Company. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of loss from its subsidiaries was reported as a share of loss of subsidiaries in the accompanying parent company only financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of the parent only financial information, the Company has continued to reflect its share, based on its proportionate interest, of the losses of its subsidiaries regardless of the carrying value of the investment even though the Company is not obligated to provide continuing support or fund losses.

(a) Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets
Cash	4,922	19,663
Short-term investments	42	—
Other current assets	5,574	1,935
Total current assets	10,538	21,598
Non-current assets
Amount due from subsidiaries	1,933,430	2,268,260
Total non-current assets	1,933,430	2,268,260
Total assets	1,943,968	2,289,858
LIABILITIES
Current liabilities
Amount due to subsidiaries and the VIE	359	12,797
Accrued expenses and other current liabilities	5,215	1,602
Net liabilities in subsidiaries and the VIE	1,636,536	1,528,395
Total current liabilities	1,642,110	1,542,794
Total liabilities	1,642,110	1,542,794
Total mezzanine equity	2,733,560	—
Total shareholders’ equity (deficit)	(2,431,702)	747,064
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	1,943,968	2,289,858

16. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - CONTINUED

(b) Condensed Statements of Result of Operation

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total operating expenses	(1,694)	(3,613)	(3,230)
Interest income	—	—	665
Investment income	447	303	1
Other income	—	—	4,712
Share of gains (losses) from subsidiaries and the VIE	(179,191)	113,809	(148,628)
Income (loss) before income taxes	(180,438)	110,499	(146,480)
Income tax expense	—	—	—
Net income (loss)	(180,438)	110,499	(146,480)

(c) Condensed Statements of Cash Flows

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(1,694)	(2,191)	158
Net cash provided by (used in) investing activities*	1,694	7,088	(420,119)
Net cash provided by financing activities**	—	—	438,184
Effect of foreign currency exchange rate changes on cash	—	25	(3,482)
Net increase in cash	—	4,922	14,741
Cash at the beginning of the year	—	—	4,922
Cash at the end of the year	—	4,922	19,663

*	Net cash used in investing activities for the year ended December 31, 2024 mainly included cash transferred to one of its subsidiaries.

**	Net cash provided by financing activities for the year ended December 31, 2024 mainly included proceeds from the IPO, net of underwriting discounts and commissions.

