Form 20-F
period 2025-12-31
BingEx Ltd
filed 2026-04-24
CIK 1858724

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

As of December 31, 2025, there were 219,389,729 ordinary shares outstanding, par value US$0.0001 per share, being the sum of 173,811,951 Class A ordinary shares, par value US$0.0001 per share and 45,577,778 Class B ordinary shares, par value US$0.0001 per share.

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

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

Our reporting currency is Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.0000, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Our Holding Company Structure and the Contractual Arrangements with the VIE

BingEx Limited is not a Chinese operating company, but a Cayman Islands holding company with no operations of its own and no equity ownership in the VIE. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIE in China, with which we maintain contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of internet content services. Therefore, we operate such business in China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies. BingEx Limited has no equity ownership in the VIE, which is consolidated for accounting purposes under U.S. GAAP. In 2023, 2024 and 2025, 23.2%, 18.5% and 18.2% of our revenues were contributed by the VIE, respectively. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating companies, such as the VIE.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Since then, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, we do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows Through Our Organization

BingEx Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIE in China. As a result, BingEx Limited’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. In addition, if we are considered as a PRC resident enterprise for enterprise income tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprise shareholders (including the ADS holders) or 20% in the case of non-PRC individual shareholders (including the ADS holders). As of December 31, 2025, as our WFOE and the VIE were in accumulated loss position, no statutory reserve was appropriated for these companies. The statutory reserves of our other PRC subsidiaries were RMB0.4 million (US$0.1 million). Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated retained earnings and meets the requirements for statutory reserve funds. The net liabilities of the VIE in which we have no legal ownership were RMB322.2 million and RMB320.0 million (US$45.8 million) as of December 31, 2024 and 2025, respectively.

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

From 2023 to 2025, the cash inflows of BingEx Limited, our holding company or the Parent, were primarily generated from the initial public offering in 2024. For the years ended December 31, 2023, 2024 and 2025, the Parent received nil, RMB448.0 million and nil in cash, respectively.

Cash was transferred from the Parent to its subsidiaries through loan arrangements. For the years ended December 31, 2023, 2024 and 2025, the Parent paid RMB34 million, RMB427 million and nil to its subsidiaries, respectively. For the years ended December 31, 2023, 2024 and 2025, the Parent received RMB7 million, RMB7 million and RMB71 million (US$10 million) from its subsidiaries, respectively. For the years ended December 31, 2023, 2024 and 2025, the Parent’s subsidiaries paid RMB150 million, RMB166 million and RMB339 million (US$48 million) to the WFOE, respectively. For the years ended December 31, 2023, 2024 and 2025, the Parent’s subsidiaries received RMB168 million, RMB224 million and RMB110 million (US$16 million) from the WFOE, respectively. For the years ended December 31, 2023, 2024 and 2025, the WFOE and its subsidiaries paid RMB166 million, RMB90 million and RMB213 million (US$30 million) to the VIE, respectively. For the years ended December 31, 2023, 2024 and 2025, the WFOE and its subsidiaries received RMB68 million, RMB171 million and RMB135 million (US$19 million) from the VIE, respectively.

Under the VIE agreements, our WFOE, one of the subsidiaries of the Parent, provided services to the VIE. For the years ended December 31, 2023, 2024 and 2025, the total amount of the service fees that the VIE paid to the WFOE was nil, RMB46 million and RMB52 million (US$7 million), respectively.

In addition, under the service agreements between the VIE and certain subsidiaries of the WFOE, the VIE received payments from customers for the delivery services on behalf of certain subsidiaries of the WFOE. For the years ended December 31, 2023, 2024 and 2025, the VIE transferred such payments from customers to the WFOE’s subsidiaries in the amount of RMB3,479 million, RMB3,852 million and RMB3,480 million (US$498 million), respectively, and the VIE received such service fee in the amount of RMB49 million, RMB220 million and RMB249 million (US$36 million), respectively. For the years ended December 31, 2023, 2024 and 2025, the total amount of the service fees that the VIE paid to the WFOE’s subsidiaries was RMB176 million, RMB484 million and RMB311 million (US$44 million), respectively.

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

For the years ended December 31, 2023, 2024 and 2025, no assets, other than the cash transactions and the internal group restructuring mentioned above, were transferred between the Parent, its subsidiaries, and the VIE.

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to the Parent by the Parent’s subsidiaries or the VIE. For the years ended December 31, 2023, 2024 and 2025, the Parent has not declared or made any dividend or other distributions to its shareholders, including U.S. investors. U.S. investors will not be subject to Cayman Islands or Hong Kong taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.”

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

Selected Condensed Consolidating Statements of Operations Information

	Year Ended December 31, 2025
	Parent	Other subsidiaries	WFOE	VIE	Elimination adjustments		Consolidated
	(RMB in thousands)
Revenues	—	3,581,078	313,807	961,102	(863,920	)(1)	3,992,067
Cost and expenses:
Cost of revenues	—	(3,016,588)	(19,063)	(748,322)	261,005	(1)	(3,522,968)
Operating expenses	(17,730)	(602,942)	(185,579)	(219,462)	602,915	(1)	(422,798)
Total cost and expenses	(17,730)	(3,619,530)	(204,642)	(967,784)	863,920		(3,945,766)
Income (loss) from operations	(17,730)	(38,452)	109,165	(6,682)	—		46,301
Interest income	—	7,054	6,242	982	—		14,278
Changes in fair value of long-term investments	—	(43,526)	—	—	—		(43,526)
Investment income	—	75,302	689	3,017	—		79,008
Other income	—	13,353	253	39	—		13,645
Share of gains (losses) from subsidiaries and the VIE	127,159	—	—	—	(127,159	)(2)	—
Income (loss) before income taxes	109,429	13,731	116,349	(2,644)	(127,159)		109,706
Income tax expense	—	(277)	—	—	—		(277)
Net income (loss)	109,429	13,454	116,349	(2,644)	(127,159)		109,429

	Year Ended December 31, 2024
	Parent	Other subsidiaries	WFOE	VIE	Elimination adjustments		Consolidated
	(RMB in thousands)
Revenues	—	4,081,467	284,718	1,033,333	(931,357	)(1)	4,468,161
Cost and expenses:
Cost of revenues	—	(3,593,661)	(23,253)	(819,398)	458,714	(1)	(3,977,598)
Operating expenses	(3,230)	(511,657)	(303,746)	(170,350)	472,643	(1)	(516,340)
Total cost and expenses	(3,230)	(4,105,318)	(326,999)	(989,748)	931,357		(4,493,938)
Income (loss) from operations	(3,230)	(23,851)	(42,281)	43,585	—		(25,777)
Interest income	665	17,377	1,716	1,458	—		21,216
Changes in fair value of long-term investments	—	(177,815)	(10,000)	90	—		(187,725)
Investment income (loss)	1	(228)	468	3,962	—		4,203
Other income	4,712	47,683	279	(11,002)	—		41,672
Share of gains (losses) from subsidiaries and the VIE	(148,628)	—	—	—	148,628	(2)	—
Income (loss) before income taxes	(146,480)	(136,834)	(49,818)	38,093	148,628		(146,411)
Income tax expense	—	(69)	—	—	—		(69)
Net income (loss)	(146,480)	(136,903)	(49,818)	38,093	148,628		(146,480)
Accretion of redeemable convertible preferred shares to redemption value	(113,658)	—	—	—	—		(113,658)
Net income (loss) attributable to ordinary shareholders	(260,138)	(136,903)	(49,818)	38,093	148,628		(260,138)

	Year Ended December 31, 2023
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
Revenues	—	3,630,715	229,444	1,097,261	(428,594	)(1)	4,528,826
Cost and expenses:
Cost of revenues	—	(3,409,999)	(9,911)	(913,769)	199,408	(1)	(4,134,271)
Operating expenses	(3,613)	(299,482)	(189,975)	(120,022)	229,186	(1)	(383,906)
Total cost and expenses	(3,613)	(3,709,481)	(199,886)	(1,033,791)	428,594		(4,518,177)
Income (loss) from operations	(3,613)	(78,766)	29,558	63,470	—		10,649
Interest income	—	15,942	2,766	2,173	—		20,881
Investment income	303	452	1,503	2,390	—		4,648
Other income	—	40,315	301	33,705	—		74,321
Share of gains (losses) from subsidiaries and the VIE	113,809	—	—	—	(113,809	)(2)	—
Income (loss) before income taxes	110,499	(22,057)	34,128	101,738	(113,809)		110,499
Income tax expense	—	—	—	—	—		—
Net income (loss)	110,499	(22,057)	34,128	101,738	(113,809)		110,499
Accretion of redeemable convertible preferred shares to redemption value	(146,341)	—	—	—	—		(146,341)
Net income (loss) attributable to ordinary shareholders	(35,842)	(22,057)	34,128	101,738	(113,809)		(35,842)

Notes:

(1)	To eliminate the intercompany services among the Parent, the Parent’s other subsidiaries, the WFOE, the VIE and VIE’s subsidiaries.

(2)	To eliminate the Parent’s shares of gains (losses) from the Parent’s other subsidiaries, the WFOE, the VIE and VIE’s subsidiaries.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
	Parent	Other subsidiaries	WFOE	VIE	Elimination adjustments		Consolidated
	(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents	12,089	89,141	411,839	48,058	—		561,127
Restricted cash	—	67	—	24	—		91
Short-term investments	—	239,074	70,046	81,233	—		390,353
Accounts receivable	—	—	—	36,726	—		36,726
Prepayments and other current assets	8,733	309	726	35,897	—		45,665
Amount due from related parties	—	1,073,535	406,579	181,880	(1,661,994	)(1)	—
Total current assets	20,822	1,402,126	889,190	383,818	(1,661,994)		1,033,962
Non-current assets
Long-term investments	—	224,404	—	—	—		224,404
Property and equipment, net	—	417	167	1,357	—		1,941
Operating lease right-of-use assets	—	105	—	24,982	—		25,087
Other non-current assets	—	—	—	3,062	—		3,062
Investment in subsidiaries	—	646,754	1,000	—	(647,754	)(2)	—
Amount due from subsidiaries	2,180,596	—	—	—	(2,180,596	)(1)	—
Total non-current assets	2,180,596	871,680	1,167	29,401	(2,828,350)		254,494
Total assets	2,201,418	2,273,806	890,357	413,219	(4,490,344)		1,288,456
LIABILITIES
Current liabilities
Accounts payable	—	63,225	—	160,865	—		224,090
Deferred revenue	—	—	—	60,541	—		60,541
Amount due to related parties	12,513	2,455,190	909,716	465,171	(3,842,590	)(1)	—
Operating lease liabilities, current	—	—	—	9,728	—		9,728
Accrued expenses and other current liabilities	1,567	42,972	77,199	24,053	—		145,791
Net liabilities in subsidiaries and the VIE	1,351,911	—	—	—	(1,351,911	)(2)	—
Total current liabilities	1,365,991	2,561,387	986,915	720,358	(5,194,501)		440,150
Non-current liabilities
Operating lease liabilities, non-current	—	—	—	12,879	—		12,879
Total non-current liabilities	—	—	—	12,879	—		12,879
Total liabilities	1,365,991	2,561,387	986,915	733,237	(5,194,501)		453,029
Total shareholders’ equity (deficit)	835,427	(287,581)	(96,558)	(320,018)	704,157	(2)	835,427
Total liabilities and shareholders’ equity (deficit)	2,201,418	2,273,806	890,357	413,219	(4,490,344)		1,288,456

	As of December 31, 2024
	Parent	Other subsidiaries	WFOE	VIE	Elimination adjustments		Consolidated
	(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents	19,663	317,923	207,463	47,309	—		592,358
Restricted cash	—	46,735	—	—	—		46,735
Short-term investments	—	143,899	10,011	—	—		153,910
Accounts receivable	—	—		16,893	—		16,893
Prepayments and other current assets	1,935	309	416	45,893	—		48,553
Amount due from related parties		1,015,221	294,485	160,413	(1,470,119	)(1)	—
Total current assets	21,598	1,524,087	512,375	270,508	(1,470,119)		858,449
Non-current assets
Long-term investments	—	273,020	—	51,090	—		324,110
Property and equipment, net	—	650	223	2,814	—		3,687
Operating lease right-of-use assets	—	413	—	44,164	—		44,577
Other non-current assets	—	—	—	4,600	—		4,600
Investment in subsidiaries		596,710	1,000	—	(597,710	)(2)	—
Amount due from subsidiaries	2,268,260		—	—	(2,268,260	)(1)	—
Total non-current assets	2,268,260	870,793	1,223	102,668	(2,865,970)		376,974
Total assets	2,289,858	2,394,880	513,598	373,176	(4,336,089)		1,235,423
LIABILITIES
Current liabilities
Accounts payable	—	114,838	—	108,553	—		223,391
Deferred revenue	—	—	—	56,768	—		56,768
Amount due to related parties	12,797	2,536,568	731,119	457,895	(3,738,379	)(1)	—
Operating lease liabilities, current	—	321	—	12,770	—		13,091
Accrued expenses and other current liabilities	1,602	47,594	86,483	30,035	—		165,714
Net liabilities in subsidiaries and the VIE	1,528,395	—	—	—	(1,528,395	)(2)	—
Total current liabilities	1,542,794	2,699,321	817,602	666,021	(5,266,774)		458,964
Non-current liabilities
Operating lease liabilities, non-current	—	—	—	29,395	—		29,395
Total non-current liabilities	—	—	—	29,395	—		29,395
Total liabilities	1,542,794	2,699,321	817,602	695,416	(5,266,774)		488,359
Total shareholders’ equity (deficit)	747,064	(304,441)	(304,004)	(322,240)	930,685	(2)	747,064
Total liabilities and shareholders’ equity (deficit)	2,289,858	2,394,880	513,598	373,176	(4,336,089)		1,235,423

Notes:

(1)	To eliminate the intercompany balances among the Parent, the Parent’s other subsidiaries, the WFOE and the VIE.

(2)	To eliminate the Parent’s net liabilities in subsidiaries and the VIE, other subsidiaries’ investments in the WFOE and the total shareholders’ equity (deficit) of the Parent’s subsidiaries and the VIE.

Selected Condensed Consolidating Cash Flows Information

	Year Ended December 31, 2025
	Parent	Other subsidiaries	WFOE	VIE	Elimination adjustments		Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	(24,211)	37,304	130,005	(44,071)	—		99,027
Investing activities:
Purchase of property and equipment	—	—	—	(131)	—		(131)
Proceeds from maturities of investments	—	739,430	260,654	30,875	—		1,030,959
Proceeds from disposal of property and equipment	—	—	—	88	—		88
Purchase of investments	—	(764,376)	(320,000)	(58,000)	—		(1,142,376)
Cash paid to inter-companies	—	(338,642)	(212,000)	(15,370)	566,012	(1)	—
Cash received from inter-companies	71,073	109,998	120,000	718	(301,789	)(1)	—
Net cash provided by (used in) investing activities	71,073	(253,590)	(151,346)	(41,820)	264,223		(111,460)
Financing activities:
Payments of listing expenses relating to the IPO	—	—	—	(5,336)	—		(5,336)
Repurchase of shares	(54,790)	—	—	—	—		(54,790)
Proceeds from exercise of share-based awards	918	—	—	—	—		918
Cash received from inter-companies	—	15,370	338,642	212,000	(566,012	)(1)	—
Cash paid to inter-companies	—	(71,789)	(110,000)	(120,000)	301,789	(1)	—
Net cash provided by (used in) financing activities	(53,872)	(56,419)	228,642	86,664	(264,223)		(59,208)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(564)	(2,745)	(2,925)	—	—		(6,234)
Net increase (decrease) in cash, cash equivalents and restricted cash	(7,574)	(275,450)	204,376	773	—		(77,875)
Cash, cash equivalents and restricted cash at the beginning of the year	19,663	364,658	207,463	47,309	—		639,093
Cash, cash equivalents and restricted cash at the end of the year	12,089	89,208	411,839	48,082	—		561,218

	Year Ended December 31, 2024
	Parent	Other subsidiaries	WFOE	VIE	Elimination adjustments		Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	158	(18,854)	74,966	(54,081)	—		2,189
Investing activities:
Purchase of property and equipment	—	—	(280)	(861)	—		(1,141)
Proceeds from maturities of investments	47	—	147,207	465,603	—		612,857
Proceeds from disposal of property and equipment	—	—	—	65	—		65
Purchase of investments	(3)	(591,080)	(126,735)	(392,000)	—		(1,109,818)
Cash paid to inter-companies	(427,288)	(107,097)	(105,000)	(21,903)	661,288	(1)	—
Cash received from inter-companies	7,125	200,000	208,300	8,851	(424,276	)(1)	—
Net cash provided by (used in) investing activities	(420,119)	(498,177)	123,492	59,755	237,012		(498,037)
Financing activities:
Proceeds from the IPO, net of underwriting discounts and commissions	447,967	—	—	—	—		447,967
Payments of listing expenses relating to the IPO	(9,783)	—	—	(4,672)	—		(14,455)
Cash received from inter-companies	—	473,191	107,097	81,000	(661,288	)(1)	—
Cash paid to inter-companies	—	(75,276)	(200,000)	(149,000)	424,276	(1)	—
Net cash provided by (used in) financing activities	438,184	397,915	(92,903)	(72,672)	(237,012)		433,512
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(3,482)	5,331	189	—	—		2,038
Net increase (decrease) in cash, cash equivalents and restricted cash	14,741	(113,785)	105,744	(66,998)	—		(60,298)
Cash and cash equivalents at the beginning of the year	4,922	478,443	101,719	114,307	—		699,391
Cash, cash equivalents and restricted cash at the end of the year	19,663	364,658	207,463	47,309	—		639,093

	Year Ended December 31, 2023
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	(RMB in thousands)
Net cash provided by (used in) operating activities	(2,191)	61,826	65,598	(79,526)	—		45,707
Investing activities:
Purchase of property and equipment	—	(979)	—	(2,106)	—		(3,085)
Proceeds from maturities of investments	34,469	180,505	191,578	322,172	—		728,724
Proceeds from maturity of term deposit	—	36,152	—	—	—		36,152
Proceeds from disposal of property and equipment	—	—	—	176	—		176
Purchase of term deposit	—	(918)		—	—		(918)
Purchase of investments	—	(180,000)	(170,000)	(385,000)	—		(735,000)
Cash paid to inter-companies	(34,427)	(101,887)	(219,001)	(5,100)	360,415	(1)	—
Cash received from inter-companies	7,046	113,708	111,201	1,005	(232,960	)(1)	—
Net cash provided by (used in) investing activities	7,088	46,581	(86,222)	(68,853)	127,455		26,049
Financing activities:
Payments of listing expenses relating to the IPO	—	—	—	(359)	—		(359)
Cash received from inter-companies	—	93,528	101,887	165,000	(360,415	)(1)	—
Cash paid to inter-companies	—	(56,253)	(113,707)	(63,000)	232,960	(1)	—
Net cash provided by (used in) financing activities	—	37,275	(11,820)	101,641	(127,455)		(359)
Effect of foreign currency exchange rate changes on cash and cash equivalents	25	5,795	30	—	—		5,850
Net increase (decrease) in cash and cash equivalents	4,922	151,477	(32,414)	(46,738)	—		77,247
Cash and cash equivalents at the beginning of the year	—	326,966	134,133	161,045	—		622,144
Cash and cash equivalents at the end of the year	4,922	478,443	101,719	114,307	—		699,391

Note:

(1)	To eliminate the cash flows that have occurred among the Parent, the WFOE, the VIE and its subsidiaries, and the other subsidiaries.

A.	[RESERVED]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

We have a history of net losses and negative cash flows from operating activities. We incurred a net income of RMB110.5 million in 2023, a net loss of RMB146.5 million in 2024 and a net income of RMB109.4 million (US$15.6 million) in 2025. While we had positive operating cash flows in 2023, 2024 and 2025, we historically had negative cash flows from operating activities in previous years.

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

In addition, pursuant to the Measures for the Protection against Occupational Injuries for Workers in New Forms of Employment (Trial), promulgated by the Ministry of Human Resources and Social Security and other competent ministries of the PRC, which came into effect on July 1, 2025, platform enterprises shall participate in the occupational injury protection scheme for workers in new forms of employment, and shall pay occupational injury protection premiums for such workers who register through the platform and accept orders, and who provide labor services including transportation, instant delivery, and intra-city freight transportation in the name of the platform enterprise in exchange for remuneration or income. Platform enterprises shall, on a daily basis, report to the information system of the Ministry of Human Resources and Social Security the basic information of platform workers accepting orders and summary information of orders accepted. When a worker in new forms of employment suffers an occupational injury, the platform enterprise shall take measures to ensure that such worker receives timely medical treatment. Where the rights and interests of a worker in new forms of employment are impaired due to the failure of a platform enterprise to cooperate with regulatory investigations, to assist in medical treatment, or due to acts of buck-passing or evasion of responsibility, the platform enterprise shall bear liability therefor. Regulatory agencies or courts may hold us liable for personal injuries, casualties, and property damages caused by Flash-Riders to third parties or any severe personal injuries, casualties, or property damages occurred to such Flash-Riders, which may subject us to significant additional expenses resulting from the potential application of labor and employment laws to compensate third parties or Flash-Riders, as well as governmental penalties or other legal sanctions, without making a decision on Flash-Riders’ status, and could adversely affect our business, financial condition, and results of operations.

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

We also have access to a large amount of confidential information in our day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of an order placed and delivered with our services. The content of the delivery order may also constitute or reveal confidential information. Although we have data security polices and measures in place, we cannot assure you that the information will not be misappropriated, as a large number of Flash-Riders and our personnel handle the orders and have access to the relevant confidential information. None of the Flash-Riders are our employees, which makes it more difficult for us to implement adequate management, supervision and control over them. Any misappropriation or unauthorized access to the confidential information could result in reputational damage and legal liabilities and adversely affect our business and results of operations.

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

We are subject to PRC laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to such data. Further, our business is subject to a variety of PRC laws and regulations regarding cybersecurity, privacy, data protection and information security, and Internet information in the PRC is regulated and restricted from a national security standpoint. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Cybersecurity and Data Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Privacy Protection” for a detailed and comprehensive discussion, including, among others, the PRC Cyber Security Law promulgated by the Standing Committee of the National People’s Congress of China, or the SCNPC, in November 2016, which took effect in June 2017 and was last amended in October 2025, the Civil Code promulgated by National People’s Congress of China in May 2020, which took effect in January 2021, the Data Security Law promulgated by the SCNPC in June 2021, which took effect in September 2021, and the Personal Information Protection Law promulgated by the SCNPC in August 2021, which took effect in November 2021. Since these laws and regulations are relatively new, there remain uncertainties with respect to their interpretation and implementation.

According to the Cybersecurity Review Measures promulgated by the CAC and certain other PRC regulatory authorities on December 28, 2021, which became effective and replaced the previous version of the Cybersecurity Review Measures on February 15, 2022, an operator of critical information infrastructure, or a CIIO, purchasing network products and services that affect or may affect national security, or an internet platform operator that possesses personal data of more than one million users and seeks a listing in a foreign country, shall be subject to the cybersecurity review. Additionally, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. However, as the measures and relevant provisions were relatively new and the governmental authorities may further enact detailed rules or explanations with respect to their interpretation and implementation, it remains unclear whether we or other operators we provide services to may be identified as CIIOs. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC on such basis. If we provide or are deemed to provide network products and services to CIIOs, or if we are deemed to be a CIIO, we would be required to follow the relevant cybersecurity review procedures, and could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. Furthermore, once we are identified as a CIIO, additional obligations will be imposed on us with respect to the protection of critical information infrastructure, including the obligation to set up a special security administration department and to conduct security background review on persons in charge of such department or holding other key positions in such department.

We are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures and other laws, regulations, and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of our ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings or services could fail to meet all of the requirements imposed on us by such laws, regulations, or obligations. We have in the past received notices from the relevant governmental authorities in China requiring us to rectify and enhance our data privacy protection measures in accordance with the applicable law and regulations of the PRC. We have taken measures to rectify our data privacy protection practice, and implement a data protection and privacy policy with respect to how we collect, store, process, and use customer data and information. Apart from the aforementioned notices, we have not experienced any material breaches of any of the cybersecurity measures and we have not been subject to any penalties, fines, suspensions, or investigations from the CAC. We believe that we are in compliance with the regulations and policies that have been issued by the CAC to date in all material respects. However, as uncertainties remain with respect to the interpretation and implementation of these laws, regulations, and policies regarding cybersecurity, privacy, data protection and information security and how these laws, regulations, and policies will be implemented in practice, we cannot assure you that we will comply with such laws, regulations, and policies and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. In addition, additional laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us. Any failure or perceived failure to comply with these laws, regulations, or policies may result in inquiries and other proceedings or actions against us by governmental authorities or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of our apps from the relevant app stores, and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and have an adverse effect on our business and results of operations.

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

Further, as of the date of this annual report, we have only registered branch offices in 19 cities, and the rest of our local branches with premises for business operations established along with our geographic expansion have not been registered with local administrations. In addition, we may not be able to change the registered address of our subsidiaries or branches in the PRC to their operating addresses in a timely manner. In the PRC, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the State Administration for Market Regulation, or the SAMR, or its local branches at the place where the premises are located and obtain business licenses for them as branch offices. We may not be able to update the registered address for our subsidiaries or branches or register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including but not limited to fines, being listed on the List of Enterprises with Serious Illegal and Dishonest Acts and being publicized to the public. We cannot assure you that we will not be subject to penalties, orders to rectify or other administrative proceedings in this regard. If we become subject to these penalties, our reputation, business, and results of operations could be materially and adversely affected.

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

Pursuant to the Guiding Opinions on Promoting High-Quality Development of the Instant Delivery Industry issued by the General Office of the State Council on January 27, 2024, instant delivery refers to an emerging logistics business format whereby online delivery riders accept orders through digital platforms and deliver goods directly from point to point without transshipment, ensuring immediate pickup and delivery to consumers and users. Such format includes, but is not limited to, catering takeaway, on-demand delivery, and supermarket retail delivery. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without requisite approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As the on-demand delivery industry is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the on-demand delivery business. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses, such as courier service operation permit, or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. In addition, if we are required to renew our existing licenses or permits or update certain information contained in our existing licenses or permits, we cannot assure you that we will be able to complete such renewal or registration amendment in a timely manner, which may also cause us subject to fines and/or other penalties. Any of these and other regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations.

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

We adopted a share incentive plan in 2015 and a share incentive plan in 2024. For the year ended December 31, 2023, we did not record any share-based compensation expenses. For the years ended December 31, 2024 and 2025, we recorded share-based compensation expenses of RMB160.0 million and RMB46.4 million (US$6.6 million), respectively. As of February 28, 2026, options to purchase 3,764,789 Class A ordinary shares and 6,507,254 restricted share units held by our employees and directors remained outstanding. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our business is subject to governmental supervision and regulation by relevant PRC governmental authorities, including but not limited to the MIIT, the SAMR, the MOFCOM, the CAC and the SAFE. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, including but not limited to online and mobile commerce, internet content provision, cybersecurity and privacy laws, labor and employment, intellectual property, taxation, competition, mobile application accessibility and personal injury, and we may fail to fully comply with these regulations. Local regulatory authorities conduct periodic inspections, examinations, and inquiries in respect of our compliance with relevant regulatory requirements. In addition, regulatory bodies may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. For example, under the Postal Law, which was most recently amended on April 24, 2015, courier service refers to the delivery activities that is rapidly completed within the promised time limit, including the steps of collecting items, sorting, transportation, and delivery. Pursuant to the Guiding Opinions on Promoting High-Quality Development of the Instant Delivery Industry issued by the General Office of the State Council on January 27, 2024, instant delivery refers to an emerging logistics business format whereby online delivery riders accept orders through digital platforms and deliver goods directly from point to point without transshipment, ensuring immediate pickup and delivery to consumers and users. Such format includes, but is not limited to, catering takeaway, on-demand delivery, and supermarket retail delivery. As the on-demand dedicated courier services we provide do not fully fall under the definition of the courier service, we do not believe we need to obtain a courier service operation permit. However, there are uncertainties regarding the government’s interpretation of the requirement. If we are deemed to provide courier service without required permit, we may be considered in violation of the laws and regulations relating to courier service. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Service” for more details. If we fail to comply with these laws and regulations, we may be exposed to penalties, fines, the suspension or revocation of our licenses or permits to conduct business, administrative proceedings and litigation.

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

Furthermore, on February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, namely, general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Pursuant to the Guidelines on Anti-Monopoly Compliance for Internet Platforms, which was promulgated by the SAMR on January 28, 2026, platform operators shall effectively assume primary responsibility for anti-monopoly compliance, establish and improve anti-monopoly compliance systems, strengthen anti-monopoly compliance management, and engage in competition and business operations in accordance with laws and regulations. Platform operators shall not engage in monopolistic behaviors by exploiting advantages in data, algorithms, technology, capital, or platform rules. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines, and implementations, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations, and business prospects.

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

In addition, the global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that BingEx Limited would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our services, and thus negatively affect our business, prospects, financial condition, and results of operations.

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

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB, and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our ADSs.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting” for more details.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and several supporting guidelines, which came into effect on March 31, 2023. At the press conference held for the Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies. If we fail to complete the filing with the CSRC in a timely manner or at all for any future offerings, listing or any other capital raising activities which are subject to the filing requirements under the Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which conducts a substantial portion of our operations. Our holding company in the Cayman Islands, the VIE, and investors of BingEx Limited face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

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

On April 22, 2009, State Administration of Taxation, or SAT, released the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies, last amended in December 2017, or Circular 82, that sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. Further to Circular 82, on July 27, 2011, SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), last amended on June 15, 2018, or SAT Bulletin 45, to provide more guidance on the implementation of Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which was last amended on March 23, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises by allowing foreign-invested enterprises to settle their foreign exchange capital at their discretion. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was amended on December 4, 2023. On September 12, 2025, the SAFE further issued the Circular on Matters Concerning Furthering Reform of Foreign Exchange Administration in Cross-Border Investment and Financing, or SAFE Circular 43, to further enhance the facilitation of cross-border investment and financing. Pursuant to SAFE Circular 19, SAFE Circular 16 and SAFE Circular 43, the utilization of foreign exchange funds under the capital account by domestic enterprises (including foreign exchange capital and foreign debt funds) and the RMB funds derived from the settlement thereof shall adhere to the principles of authenticity and self-use, and such funds shall not be used: (i) directly or indirectly, for expenditures prohibited by PRC laws and regulations; (ii) directly or indirectly, for securities investment or other investment and wealth management activities (except for wealth management products with a qualified risk rating and structural deposits); and (iii) for extending loans to non-affiliated enterprises (except where expressly permitted by the business scope). Where contractual arrangements exist between domestic enterprises and other parties regarding the scope of utilization of foreign exchange funds under the capital account, the use of relevant funds shall not exceed the scope stipulated in such contracts. Enterprises may freely elect to utilize their foreign exchange funds under either the payment-based settlement or voluntary settlement mechanism. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, as amended on December 4, 2023, or SAFE Circular 28. SAFE Circular 28 removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds; provided that certain conditions are met. SAFE Circular 43 further clarifies the cancellation of foreign exchange registration for domestic equity investments by non-investment foreign-invested enterprises. If the VIE requires financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

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

On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under Circular 37, with qualified banks, instead of SAFE or its local branches. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

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

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC laws, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the validity of the lease agreements according to PRC laws, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

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

As of February 28, 2026, Mr. Peng Xue, our founder, Chairman of board of directors, and chief executive officer, beneficially owned all of our issued Class B ordinary shares, which constituted approximately 20.8% of our total issued and outstanding share capital and 72.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

On March 11, 2025, our board of directors adopted a share repurchase program. Under the share repurchase program, we are authorized to repurchase up to an aggregate of US$30.0 million worth of our shares or ADSs during the twelve-month beginning on March 12, 2025 and up to March 31, 2026. On March 17, 2026, our board of directors approved an extension of the share repurchase program for another twelve months, through April 1, 2027. The share repurchases may be effected from time to time on the open market at prevailing market prices, through privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

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

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York). The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares” for more information.

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

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2025, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

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

Based upon the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we believe we were a PFIC for our taxable year ended December 31, 2025. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

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

Our principal executive offices are located at Building 6, Zhongguancun Dongsheng International Science Park, No.1 Yongtaizhuang North Road, Haidian District, Beijing 100192, People’s Republic of China. Our telephone number at this address is +86 (10) 6292-3966. Our registered office in the Cayman Islands is located at Suite 102, Cannon Place, P.O. Box 712, North Sound Road, George Town, Grand Cayman, KY1-9006, Cayman Islands.

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

Since the inception of our commercial operation in 2014, our business has flourished with individual and business customers embracing the on-demand dedicated courier industry. As of December 31, 2025, we had approximately 3.1 million registered riders, which we call Flash-Riders, and had expanded our services coverage to 298 cities in China.

Our Services and Business Model

Unlike delivery service providers that adopt an order-merge model, we have initiated and consistently focused on an on-demand dedicated courier model that is designed to fulfill high-value order demands with high time-and quality-sensitivity. Our services enable individual and business customers to have a variety of items ranging from business documents to personal daily needs such as gourmet food, birthday cakes, and flowers reliably delivered by dedicated Flash-Riders on a one-to-one basis. For each order, we assign a dedicated Flash-Rider to pick up and deliver the order to the recipient without combining multiple orders or changing hands on the route. We completed local delivery orders in 29, 27 and 26 minutes on average in 2023, 2024 and 2025, respectively. In 2025, our differentiated business model and positioning enabled us to a low loss rate of 0.01%.

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

We believe our delivery services, differentiated with time certainty, safety, and quality, provide such exceptional customer experience for which customers are willing to pay a premium price. We were able to charge an average price per order of RMB16.0 in the year ended December 31, 2025.

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

In addition to helping our business customers deliver their products to their consumers, business customers such as realty agencies and law firms use our services to courier legal documents in their daily operations. Our services help businesses reduce transaction cost by enabling the fast and reliable delivery of important documents, which would otherwise take days or require face-to-face interaction. We are extending our services to larger businesses in sectors such as financial services, realty agencies, and legal services. We also provide customized services to our business customers. For example, we have extended our customized services offerings to domestic electronics manufacturers to deliver their products to its consumers safely and speedily, and to e-commerce platforms for the sale of used electronic products collect second-hand electronic products to be traded in from their customers.

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

Characteristics of Our Services

Speedy delivery. We completed local delivery orders in 29, 27 and 26 minutes on average in 2023, 2024 and 2025, respectively. We have been able to decrease delivery time leveraging ongoing technological developments, such as providing better routing for Flash-Riders and increasing efficiency of Flash-Riders as our business continues to scale. In addition, we provide customers with an upfront estimate of when their order will be delivered and real-time tracking functionality so they can track the real-time location of the Flash-Rider delivering their items and estimated delivery time of their orders.

Reliability and safety. We are also the innovator in introducing the passcode verification function for our orders. When a customer places an order, the recipient of the order will receive an SMS and a piece of mini-program push message containing a passcode for that particular order. Before handing over the delivered items to the recipient, our Flash-Rider is required to confirm the identity of the recipient by requesting the passcode for that particular order and verifying that in our App for riders. In 2025, we had a low loss rate of 0.01%. The reliability of our services increases customers’ confidence in our services, as they are more comfortable entrusting us with delivery of high-value items such as business documents, cakes, flowers, electronics, and fine dining.

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

Our customer service personnel interact with individual and business customers to facilitate and optimize our delivery process, and are in charge of providing timely answers and solutions to customers’ questions and feedbacks via telephone, Weixin or email. As of December 31, 2025, we had 56 customer service representatives, approximately 54% of whom were outsourced personnel and the remainder of which were our own employees. As part of customer service management, we operate a call center located in Beijing and an online live-chat system providing real-time assistance seven days a week. Our customer services system provides our customers real-time assistance 24/7. In addition, our “Help Center” module with lists of frequently asked questions and answers helps address common inquiries.

FlashEx Experience for Flash-Riders

We engage our Flash-Riders as service providers (rather than employees) to provide dedicated courier services to our individual and business customers. As of December 31, 2025, we had approximately 3.1 million registered Flash-Riders. For each order, we identify, select, and assign to the suitable Flash-Rider through our automated dispatching system, and we direct the delivery route and monitor the service quality in real-time using our digitalized rider management system. Our Flash-Riders are also our brand owners who contribute to our brand image and jointly share the success of our business.

We offer Flash-Riders a flexible and satisfying earning opportunity, paying them by orders instead of a fixed salary. Flash-Riders can set their own schedules, and we utilize our proprietary technology system to make sure their time and efforts are well rewarded. Our technology system offers Flash-Riders the flexibility to set their own work schedule while rewarding them for spending more time and effort to fulfill our orders. We also allow our Flash-Riders to use various types of transportation tools, including cars, motorcycles, electric scooters, bikes, and public transportation. The accident rate of our Flash-Riders was 0.006% in the year ended December 31, 2025. The dedicated courier services we offer through Flash-Riders not only reward them economically, but also provide them with a sense of self-fulfillment as their services address urgent customer needs and their efforts are recognized by our customers.

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

Our Technology Team

We have a dedicated in-house research and development team. As of December 31, 2025, this team had 51 members engaged in building our technology system and developing new online and mobile products.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical factors to our success. As of December 31, 2025, we owned 80 computer software copyrights and 35 patents in China for various aspects of our operations and maintained 269 trademark registrations inside China. As of December 31, 2025, we had registered or acquired 10 domain names, including ishansong.com, among others.

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

Corporate Social Responsibilities

We are committed to being a socially responsible company in our industry and in the cities we serve, which we believe is critical to helping us attract and retain the work force necessary to maintain our brand and grow our business. We aspired to elevate the work and lives of approximately 3.1 million service providers as of December 31, 2025. As part of our corporate social responsibility effort:

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

Pursuant to the FIL, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will set forth industries in which foreign investments are prohibited and industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. Accordingly, the NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, which took effect and replaced the previous version on November 1, 2024, and the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2025 version), or the 2025 Encouraged Industry Catalogue, which took effect and replaced the previous version on February 1, 2026. Industries not listed in the 2024 Negative List are generally open for foreign investments unless specifically restricted by other PRC laws.

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

On July 31, 2025, the SAMR published the Guidelines on Fee Charging Compliance for Online Transaction Platforms, aims to standardize how online transaction platforms charge merchants for services, such as commission fees, membership fees, technical service charges, information fees, and marketing expenses. Under the guidelines, the online transaction platforms must adhere to principles of fairness, legality, and good faith when determining fees. The guidelines also explicitly prohibits online transaction platforms from engaging in unreasonable fee practices including: (i) duplicating charges, (ii) collecting of fees without providing corresponding services, (iii) shifting platform costs to online merchants (iv) charging online merchants for access to basic operational data, (v) forcing or coercing online merchants to purchase services or participate in promotional or sales activities and imposing fees for such actions; (vi) imposing disguised charges or raising fees through mechanisms such as unreasonable security deposits; (vii) engaging in price discrimination by offering identical goods or services to online merchants under equivalent transaction conditions; (viii) levying any other unreasonable fees.

On December 18, 2025, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading Platform Rules, which took effect on February 1, 2026. Pursuant to these measures, “platform rules” shall mean the collective designation of service agreements and trading rules pre-formulated by online trading platform operators to serve unspecified parties to online transactions and to administer transaction-related activities on the platform, including, inter alia, online trading platform service agreements, administrative rules for platform-based operators, rules for intra-platform transactions and dispute resolution, personal information protection rules, and intellectual property protection rules. Online trading platform operators shall continuously display platform rule information or hyperlinks thereto in a prominent position on the homepage of their websites and APPs, and shall not utilize platform rules to engage in conduct that endangers national interests or public interests, or infringes upon the lawful rights and interests of parties to online transactions.

Regulations Relating to Express Delivery Service

The PRC Postal Law, or the Postal Law, which was most recently amended on April 24, 2015, sets out the fundamental rules on the establishment and operation of an express delivery company. Under the Postal Law, courier service refers to the delivery activities that is rapidly completed within the promised time limit, including the steps of collecting items, sorting, transportation, and delivery. Pursuant to the Postal Law and the Interim Regulations on Express Delivery, which was mostly recently amended on April 13, 2025, an enterprise that operates and provides express delivery services must run its express delivery business by obtaining a courier service operation permit. In order to apply for a business permit for express delivery services, a company must meet all the requirements as a corporate legal person and satisfy certain prerequisites with respect to its service capacity and management system, and its registered capital must be no less than RMB500,000 to operate within a province, autonomous region, or municipality directly under the central government, no less than RMB1,000,000 in the case of cross-provincial operation, and no less than RMB2,000,000 to operate international express delivery services. Enterprises engaged in express delivery services other than postal enterprises may not engage in correspondence delivery business which are exclusively operated by postal enterprises, and may not deliver any official documents of state-owned organizations.

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

Pursuant to the Guiding Opinions on Promoting High-Quality Development of the Instant Delivery Industry issued by the General Office of the State Council on January 27, 2024, instant delivery refers to an emerging logistics business format whereby online delivery riders accept orders through digital platforms and deliver goods directly from point to point without transshipment, ensuring immediate pickup and delivery to consumers and users. Such format includes, but is not limited to, catering takeaway, on-demand delivery, and supermarket retail delivery. As the on-demand dedicated courier services provided by us do not fully fall into the definition of the express delivery service, we do not believe we need to obtain a courier service operation permit. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The operations of our business are subject to PRC laws and regulations, many of which are evolving. If we fail to comply with such laws and regulations or manage the increased costs associated with such laws and regulations, our business and results of operations could be adversely affected.” for more details.

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

According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, the State shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security to prevent and neutralize state security risks in an effective way. On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, effective on June 1, 2017 and was last amended on October 28, 2025, to protect cyberspace security and order. According to the Cyber Security Law and other related laws and regulations, internet service providers are required to take measures to ensure internet security by complying with security protection obligations, formulating cybersecurity emergency response plans, and providing technical assistance and support for public security and national security authorities. In addition, any collection, process and use of a user’s personal information must be subject to the consent of the user, be legal, rational, and necessary, and be limited to specified purposes, methods, and scopes. An internet service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties illegally.

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

On May 24, 2024, the MIIT issued the Implementing Rules for Data Security Risk Assessments in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.

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

On December 6, 2025, the CAC released the Measures for Network Data Security Risk Assessment (Draft for Comments) to solicit public opinions until January 5, 2026. According to the Measures for Network Data Security Risk Assessment (Draft for Comments), data processors handling important data must conduct a risk assessment annually. If the security status of important data changes significantly and may adversely affect data security, an assessment on the affected parts shall be conducted promptly. Processors of general data are encouraged to carry out assessments at least once every three years. As of the date of this annual report, the official Measures for Network Data Security Risk Assessment has not been effective.

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

On February 12, 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, which came into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years.

On November 22, 2025, the CAC and the Ministry of Public Security jointly released the Provisions on Personal Information Protection for Large Online Platforms (Draft for Comments), pursuant to which, the national cyberspace administration, together with the Ministry of Public Security and other relevant authorities, shall formulate and publish a catalogue of large-scale online platforms and update it dynamically. In determining large online platforms, the following factors shall be primarily considered: (i) registered users of 50 million or more, or monthly active users of 10 million or more; (ii) provision of important network services or business scope covering multiple types of business; (iii) data held and processed which, once leaked, tampered with, or damaged, shall have a significant impact on national security, economic operation, and national livelihood, among others; (iv) other circumstances as provided by the national cyberspace administration and the Ministry of Public Security. Such large-scale online platforms must appoint a management personnel member who is a Chinese national with no permanent residency abroad and over five years of relevant experience as Personal Information Protection Officer. And such large-scale online platforms shall conduct personal information protection compliance audits and risk assessments on their own or by engaging third-party professional institutions, and rectify issues identified. As of the date of this annual report, the Provisions on Personal Information Protection for Large Online Platforms has not been effective.

Regulations Relating to Algorithmic Recommendation

Since 2021, the PRC government has taken steps to strengthen the supervision on the utilization of algorithm in the field of Internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administrative Provisions on Algorithmic Recommendation of Internet Information Services, or the Administrative Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services shall not use the services to (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations.

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

The Trial Measures provide that (i) the issuer shall file with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the overseas offering and/or listing but after obtaining its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) once listed overseas, a report relating to the issuance information of such offering and/or list shall be submitted to the CSRC and a report to CSRC within three business days upon the occurrence of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer.

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

Regulations Relating to Anti-Monopoly and Unfair Competition

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

On May 6, 2024, the SAMR promulgated the Interim Provisions on Anti-Unfair Competition on the Internet, which came into effect on September 1, 2024. Pursuant to the provisions, a platform operator with competitive advantages, without justifiable reasons, shall not make use of technical means to abuse the advantages in background transaction data, traffic and other information and management rules, to impede or disrupt the normal operation of cyber goods or services legally provided by other business operators and disrupt the fair competition order of the market by shielding any third party’s operating information or unjustifiably interfering with the display order of goods or otherwise. A platform operator shall not take advantage of service agreements, transaction rules or other means to impose unreasonable restrictions on or attach unreasonable conditions to the transactions of the business operators using the platform, the transaction price and the transactions with other business operators.

On June 27, 2025, the amended Anti-Unfair Competition Law was promulgated, which took effect on October 15, 2025 and further introduced rules to address new forms of unfair competition in the digital economy by prohibiting the use of data and algorithms, technology, platform rules by business operators, by influencing user choices or otherwise, to commit the following acts that hinder or disrupt the normal operation of network products or services lawfully provided by other business operators. Platform operators shall specify fair competition rules within the platform service agreement and transaction rules, establish mechanisms for reporting, complaint, and dispute resolution regarding unfair competition, and guide and regulate business operators using the platform to compete fairly in accordance with the laws; upon discovering acts of unfair competition by business operators using the platform, the platform operator shall promptly take necessary measures in accordance with the laws, preserve relevant records and report to the competent regulatory authority.

On December 9, 2025, the NDRC, the SAMR, and the CAC jointly issued the Rules Governing the Pricing Behavior of Internet Platforms, which will be effective on April 10, 2026, and regulate the pricing activities of internet platforms operators and the business operators on the platform. These Rules permit the business operators on the platform to adopt differential pricing across internet platforms, and prohibit internet platforms from compelling uniform pricing among operators through algorithmic de-prioritization, traffic restrictions, or similar means.

On January 28, 2026, the SAMR issued the Guidelines on Anti-Monopoly Compliance for Internet Platforms. Pursuant to these guidelines, platform operators shall effectively assume primary responsibility for anti-monopoly compliance, establish and improve anti-monopoly compliance systems, strengthen anti-monopoly compliance management, and engage in competition and business operations in accordance with laws and regulations. Platform operators shall not engage in monopolistic behaviors by exploiting advantages in data, algorithms, technology, capital, or platform rules. In particular, platform operators shall avoid abusing dominant market positions in the course of providing platform services or conducting self-operated business to achieve the purpose of excluding or restricting market competition, including but not limited to: (i) selling commodities at unfairly high prices or purchasing commodities at unfairly low prices; (ii) selling commodities or providing services at prices below cost; (iii) refusing to transact with counterparties without justifiable reasons; (iv) restricting counterparties to transact exclusively with the platform operator or its designated operators, or prohibiting counterparties from transacting with specific operators, without justifiable reasons; (v) tying or imposing other unreasonable trading conditions without justifiable reasons; and (vi) applying differential treatment to in-platform operators, consumers, or other counterparties under identical transaction conditions without justifiable reasons.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took into effect on June 1, 2015 (and last amended on March 23, 2023), and replaced the Circular on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or the SAFE Circular 142. The SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, on June 9, 2016, which, among other things, amended certain provisions of the SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 removed certain restrictions previously provided under SAFE Circular 142 on the conversion by a foreign-invested enterprise of its capital denominated in foreign currency into Renminbi and the use of such Renminbi and allowed foreign invested enterprises to settle their foreign currency-denominated capital at their discretion based on actual needs of their business operations. On September 12, 2025, the SAFE further issued the Circular on Matters Concerning Furthering Reform of Foreign Exchange Administration in Cross-Border Investment and Financing, or SAFE Circular 43, to further enhance the facilitation of cross-border investment and financing. Pursuant to SAFE Circular 19, SAFE Circular 16 and SAFE Circular 43, the utilization of foreign exchange funds under the capital account by domestic enterprises (including foreign exchange capital and foreign debt funds) and the RMB funds derived from the settlement thereof shall adhere to the principles of authenticity and self-use, and such funds shall not be used: (i) directly or indirectly, for expenditures prohibited by PRC laws and regulations; (ii) directly or indirectly, for securities investment or other investment and wealth management activities (except for wealth management products with a qualified risk rating and structural deposits); and (iii) for extending loans to non-affiliated enterprises (except where expressly permitted by the business scope). Where contractual arrangements exist between domestic enterprises and other parties regarding the scope of utilization of foreign exchange funds under the capital account, the use of relevant funds shall not exceed the scope stipulated in such contracts. Enterprises may freely elect to utilize their foreign exchange funds under either the payment-based settlement or voluntary settlement mechanism. Violations of the SAFE Circular 19 or the SAFE Circular 16 or the SAFE Circular 43 could result in administrative penalties.

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

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, or the SAFE Circular 28, which was recently amended on December 4, 2023. SAFE Circular 28 expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations. SAFE Circular 43 further clarifies the cancellation of foreign exchange registration for domestic equity investments by non-investment foreign-invested enterprises. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

Value-added Tax

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law, which came into effect on January 1, 2026 and simultaneously repealed the previous Provisional Regulations on Value-added Tax of the PRC. According to the Value-added Tax Law, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and importation of goods within the territory of the PRC are payers of Value-added Tax, or the VAT, and shall pay VAT. Taxpayers that sell goods are subject to a tax rate of 13% and taxpayers that sell services or intangible assets are subject to a tax rate of 6%. Unless otherwise provided for in this Law, a taxpayer that makes a taxable transaction shall calculate and pay VAT by offsetting input tax against output tax according to the general tax calculation method and calculate the VAT payable. Where VAT is computed and paid under the general tax computation method, the tax amount payable shall be the balance of the output tax for the current period after offsetting against the input tax for the current period.

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

Pursuant to the Measures for the Protection against Occupational Injuries for Workers in New Forms of Employment (Trial), promulgated by the Ministry of Human Resources and Social Security and other competent ministries of the PRC, which came into effect on July 1, 2025, platform enterprises shall participate in the occupational injury protection scheme for workers in new forms of employment, and shall pay occupational injury protection premiums for such workers who register through the platform and accept orders, and who provide labor services including transportation, instant delivery, and intra-city freight transportation in the name of the platform enterprise in exchange for remuneration or income. Platform enterprises shall, on a daily basis, report to the information system of the Ministry of Human Resources and Social Security the basic information of platform workers accepting orders and summary information of orders accepted. When a worker in new forms of employment suffers an occupational injury, the platform enterprise shall take measures to ensure that such worker receives timely medical treatment. Where the rights and interests of a worker in new forms of employment are impaired due to the failure of a platform enterprise to cooperate with regulatory investigations, to assist in medical treatment, or due to acts of buck-passing or evasion of responsibility, the platform enterprise shall bear liability therefor.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and other entities that are material to our business, as of December 31, 2025:

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

Our headquarters is located in Beijing, China, where we lease and occupy office space with an aggregate floor area of approximately 6,482 square meters as of December 31, 2025. We also lease and occupy office buildings with an aggregate floor area of approximately 13,142 square meters in other cities in China. These leases typically vary in duration from one to five years.

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

Since the inception of our commercial operation in 2014, our business has flourished with individual and business customers embracing the on-demand dedicated courier industry. As of December 31, 2025, we had approximately 3.1 million registered riders, which we call Flash-Riders, and had expanded our services coverage to 298 cities in China.

We have grown rapidly in recent years and achieved profitability in 2023. We have attracted more individual and business customers to use our services to achieve greater economies of scale. The increase in customer demand generates higher order volume, which in turn helps us engage more Flash-Riders. The superior customer experience we provide, supported by a growing rider force that strengthens our network density and delivery capacity, naturally leads to organic growth in customer base and order volume. This powerful network effect is the core engine that drives the organic and long-term growth of our business. We have fulfilled 270.7 million, 277.2 million and 249.2 million orders in 2023, 2024 and 2025, respectively. Our revenues were RMB4,528.8 million, RMB4,468.2 million and RMB3,992.1 million (US$570.9 million) in 2023, 2024 and 2025, respectively. We recorded a net income of RMB110.5 million in 2023, a net loss of RMB146.5 million in 2024 and a net income of RMB109.4 million (US$15.6 million) in 2025 respectively.

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

We have been continually improving our delivery services to enhance customer experience in all aspects. We aim to strengthen our Flash-Rider force to enhance the capacity of our network while maintaining a broad geographic coverage. In 2023, 2024 and 2025, we fulfilled 270.7 million, 277.2 million and 249.2 million orders, respectively, for our individual and business customers. In the same periods, we completed local delivery orders in 29 minutes, 27 minutes and 26 minutes on average, respectively. As of December 31, 2025, our services covered 298 cities in China.

Our ability to operate our scalable business model with attractive unit economics

Our results of operations depend in part on our ability to operate our scalable business model with attractive unit economics. Our business model has low fixed costs with high scalability, which allows us to quickly establish footprints in more cities and regions.

Our crowd-sourcing model for Flash-Riders and our lean headquarter operations have allowed us to expand our existing operations and enter into more cities at low fixed costs. Remuneration and incentives paid to our Flash-Riders were the largest component of our cost of revenues, amounting to RMB3,974.8 million, RMB3,807.7 million and RMB3,375.1 million (US$482.6 million) in 2023, 2024 and 2025, respectively. Remuneration and incentives paid to our Flash-Riders as percentage of our revenues were 87.8%, 85.2% and 84.5% in 2023, 2024 and 2025, respectively, demonstrating our ability to maintain a stable cost structure in the same periods even while we were in a phase of rapid expansion.

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

We record revenues net of value-added taxes (VAT) and customer incentives. We offer various incentive programs to individual and business customers in the form of coupons or volume-based discounts, which have been deducted from the revenues upon the usage by the customers in a transaction. We may continue to use customer incentives to expand our business in targeted geographic locations, taking into account various market conditions.

Cost of revenues

Our cost of revenues primarily consists of (i) remuneration and incentives paid to Flash-Riders to fulfill delivery orders, (ii) transaction fees charged by third-party payment platforms, (iii) staff cost, and (iv) rental, depreciation and other costs related to revenues. Flash-Riders’ remuneration and incentives to fulfill delivery orders is the largest component of our cost of revenues, which were RMB3,974.8 million, RMB3,807.7 million and RMB3,375.1 million (US$482.6 million) in 2023, 2024 and 2025, respectively. The percentage of Flash-Riders’ remuneration and incentives to fulfill delivery orders to revenues were 87.8%, 85.2% and 84.5% in 2023, 2024 and 2025, respectively.

Gross profit and gross margin

Our gross profit was RMB394.6 million, RMB490.6 million and RMB469.1 million (US$67.1 million) in 2023, 2024 and 2025, respectively. Our gross profit margin was 8.7%, 11.0% and 11.8% in 2023, 2024 and 2025, respectively.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses.

The following table sets forth the breakdown of our total costs and expenses, in amounts and as percentages of total revenues for each of the periods presented:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, other than percentages)
Operating expenses
Selling and marketing expenses	(188,249)	(4.2)	(223,935)	(5.0)	(192,400)	(27,513)	(4.8)
General and administrative expenses	(104,810)	(2.3)	(148,549)	(3.4)	(145,925)	(20,867)	(3.7)
Research and development expenses	(90,847)	(2.0)	(143,856)	(3.2)	(84,473)	(12,079)	(2.1)
Total	(383,906)	(8.5)	(516,340)	(11.6)	(422,798)	(60,459)	(10.6)

Selling and marketing expenses. Our selling and marketing expenses mainly consist of (i) advertising and marketing expenses, and (ii) staff cost, share-based compensation expenses, rental and depreciation related to selling and marketing functions. Advertising expenses primarily consist of endorsement fees and advertising expenses.

General and administrative expenses. Our general and administrative expenses mainly consist of (i) payroll and related costs for employees engaging in general corporate functions, (ii) share-based compensation expenses, (iii) professional fees and other general corporate expenses, as well as (iv) expenses associated with the use of facilities and equipment, such as depreciation and rental expenses.

Research and development expenses. Our research and development expenses mainly consist of (i) staff cost, share-based compensation expenses, rental and depreciation related to research and development functions, and (ii) other expenses related to research and development functions.

Changes in fair value of long-term investments

Our long-term investments consist of equity investments with readily determinable fair value and debt investments using fair value option, the changes in fair value of our equity investments and debt investments are recorded in the changes in fair value of long-term investments.

Investment income

Our investment income mainly consists of: (i) realized and unrealized fair value changes in short-term investments, and (ii) interest income generated by debt investments.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, BingEx Global Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. BingEx Global Limited is exempted from the Hong Kong income tax on its offshore sourced income. In addition, payments of dividends from BingEx Global Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements for the years ended December 31, 2023, 2024 or 2025.

Mainland China

Our PRC subsidiaries and the VIE are subject to the EIT Law, and are subject to a statutory income tax rate of 25%. According to the EIT Law, entities that qualify as “high-and-new technology enterprises eligible for key support from the State,” or HNTE, are entitled to a preferential income tax rate of 15%. In 2017, Beijing Tongcheng Biying Technology Co., Ltd., the VIE, received the approval from the relevant tax authority that it qualified as an HNTE. The VIE subsequently renewed the HNTE certificate in 2020 and 2023. Thus, it entitles to the preferential tax rate of 15% from 2017 to 2024. The VIE applies the statutory income tax rate of 25% in 2025. In 2023, Beijing Shansong Technology Co., Ltd., our WFOE, obtained the HNTE certificate, and thus it is entitled to the preferential income tax rate of 15% from 2023 to 2025. We did not incur any income tax expense for the year ended December 31, 2023, as we had no taxable income in the respective year. We incurred income tax expense of RMB69 thousand and RMB277 thousand (US$40 thousand) for the years ended December 31, 2024 and 2025, respectively. Deferred tax benefit was nil as full valuation allowance was provided for our deferred tax assets.

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

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, other than percentages)
Revenues	4,528,826	100.0	4,468,161	100.0	3,992,067	570,858	100.0
Cost of revenues(1)	(4,134,271)	(91.3)	(3,977,598)	(89.0)	(3,522,968)	(503,778)	(88.2)
Gross profit	394,555	8.7	490,563	11.0	469,099	67,080	11.8
Operating expenses:
Selling and marketing expenses(1)	(188,249)	(4.2)	(223,935)	(5.0)	(192,400)	(27,513)	(4.8)
General and administrative expenses(1)	(104,810)	(2.3)	(148,549)	(3.4)	(145,925)	(20,867)	(3.7)
Research and development expenses(1)	(90,847)	(2.0)	(143,856)	(3.2)	(84,473)	(12,079)	(2.1)
Total operating expenses	(383,906)	(8.5)	(516,340)	(11.6)	(422,798)	(60,459)	(10.6)
Income (loss) from operations	10,649	0.2	(25,777)	(0.6)	46,301	6,621	1.2
Interest income	20,881	0.5	21,216	0.5	14,278	2,042	0.4
Changes in fair value of long-term investments	—	—	(187,725)	(4.2)	(43,526)	(6,224)	(1.1)
Investment income	4,648	0.1	4,203	0.1	79,008	11,298	1.9
Other income	74,321	1.6	41,672	0.9	13,645	1,951	0.3
Income (loss) before income taxes	110,499	2.4	(146,411)	(3.3)	109,706	15,688	2.7
Income tax expense	—	—	(69)	(0.0)	(277)	(40)	(0.0)
Net income (loss)	110,499	2.4	(146,480)	(3.3)	109,429	15,648	2.7

Note:

(1)	share-based compensation expenses were allocated as follows:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, other than percentages)
Cost of revenues	—	—	7,711	4.8	—	—	—
Selling and marketing expenses	—	—	40,445	25.3	11,457	1,638	24.7
General and administrative expenses	—	—	49,084	30.7	15,032	2,150	32.4
Research and development expenses	—	—	62,787	39.2	19,941	2,852	42.9
Total	—	—	160,027	100.0	46,430	6,640	100.0

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our revenues decreased by 10.7% from RMB4,468.2 million in 2024 to RMB3,992.1 million (US$570.9 million) in 2025, which was primarily driven by a decline in order volume amid intensified market competition. The number of orders was fulfilled through our dedicated courier services decreased from 277.2 million in 2024 to 249.2 million in 2025.

Cost of revenues

Our cost of revenues decreased by 11.4% from RMB3,977.6 million in 2024 to RMB3,523.0 million (US$503.8 million) in 2025. The decrease was in line with the decline in revenues, primarily attributable to the decrease in Flash-Riders’ remuneration and incentives to fulfill orders, which were RMB3,807.7 million and RMB3,375.1 million (US$482.6 million) in 2024 and 2025, respectively. Flash-Riders’ remuneration and incentives accounted for 85.2% and 84.5% of our revenues in 2024 and 2025, respectively.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased from RMB490.6 million in 2024 to RMB469.1 million (US$67.1 million) in 2025. Our gross profit margin was 11.0% and 11.8% in 2024 and 2025, respectively.

Selling and marketing expenses

Our selling and marketing expenses decreased by 14.1% from RMB223.9 million in 2024 to RMB192.4 million (US$27.5 million) in 2025, primarily attributed to a decrease of RMB29.0 million (US$4.1 million) in share-based compensation expenses.

General and administrative expenses

Our general and administrative expenses decreased by 1.8% from RMB148.5 million in 2024 to RMB145.9 million (US$20.9 million) in 2025.

Research and development expenses

Our research and development expenses decreased by 41.3% from RMB143.9 million in 2024 to RMB84.5 million (US$12.1 million) in 2025, primarily attributed to the decrease in (i) share-based compensation expenses of RMB42.8 million (US$6.1 million) and (ii) staff costs of RMB10.9 million (US$1.6 million).

Income (loss) from operations

As a result of the foregoing, we generated an income from operations of RMB46.3 million (US$6.6 million) in 2025, accounting for 1.2% of our revenues in the same period, compared to a loss from operations of RMB25.8 million in 2024.

Changes in fair value of long-term investments

Our changes in fair value of long-term investments decreased by 76.8% from RMB187.7 million in 2024 to RMB43.5 million (US$6.2 million) in 2025. The decrease was primarily attributable to the reduction in losses from the fair value measurement of long-term investments.

Investment income

Our investment income increased from RMB4.2 million in 2024 to RMB79.0 million (US$11.3 million) in 2025. The increase was mainly driven by the increase in the fair value of short-term investments and realized gain from long-term investments.

Other income

Our other income decreased from RMB41.7 million in 2024 to RMB13.6 million (US$2.0 million) in 2025. The decrease was mainly due to the decrease in government grants, which were determined at the discretion of the relevant governmental authorities.

Net income (loss)

As a result of the foregoing, we incurred a net income of RMB109.4 million (US$15.6 million) in 2025, compared to a net loss of RMB146.5 million in 2024. We had a net income margin of 2.7% in 2025, compared to a net loss margin of 3.3% in 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues decreased by 1.3% from RMB4,528.8 million in 2023 to RMB4,468.2 million in 2024, which was primarily attributable to the variation in the average delivery distance. The number of orders was fulfilled through our dedicated courier services increased from 270.7 million in 2023 to 277.2 million in 2024.

Cost of revenues

Our cost of revenues decreased by 3.8% from RMB4,134.3 million in 2023 to RMB3,977.6 million in 2024. The decrease was primarily attributable to the decrease in Flash-Riders’ remuneration and incentives to fulfill orders, which were RMB3,974.8 million and RMB3,807.7 million in 2023 and 2024, respectively. The decrease was partially offset by the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions, amounting to RMB7.7 million. Flash-Riders’ remuneration and incentives accounted for 87.8% and 85.2% of our revenues in 2023 and 2024, respectively.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased from RMB394.6 million in 2023 to RMB490.6 million in 2024. Our gross profit margin was 8.7% and 11.0% in 2023 and 2024, respectively.

Selling and marketing expenses

Our selling and marketing expenses increased by 19.0% from RMB188.2 million in 2023 to RMB223.9 million in 2024. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions, amounting to RMB40.4 million.

General and administrative expenses

Our general and administrative expenses increased by 41.7% from RMB104.8 million in 2023 to RMB148.5 million in 2024. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions, amounting to RMB49.1 million.

Research and development expenses

Our research and development expenses increased by 58.3% from RMB90.8 million in 2023 to RMB143.9 million in 2024. The increase was primarily attributed to the immediate recognition of accumulated share-based compensation expenses subject to IPO conditions, amounting to RMB62.8 million, which was partially offset by the decrease in staff cost from RMB81.0 million in 2023 to RMB71.2 million in 2024.

Income (loss) from operations

As a result of the foregoing, we generated a loss from operations of RMB25.8 million in 2024, accounting for 0.6% of our revenues in the same period, compared to an income from operations of RMB10.6 million in 2023.

Changes in fair value of long-term investments

In 2024, we recorded changes in fair value of long-term investments of RMB187.7 million, reflecting the losses from fair value measurement of long-term investments.

Other income

Our other income decreased from RMB74.3 million in 2023 to RMB41.7 million in 2024. The decrease was mainly due to the decrease in government grants, which were determined at the discretion of the relevant governmental authorities.

Net income (loss)

As a result of the foregoing, we incurred a net loss of RMB146.5 million in 2024, compared to a net income of RMB110.5 million in 2023. We had a net loss margin of 3.3% in 2024, compared to a net profit margin of 2.4% in 2023.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows and working capital

We had net cash provided by operating activities of RMB45.7 million in 2023, RMB2.2 million in 2024 and RMB99.0 million (US$14.2 million) in 2025. Our primary sources of liquidity have been proceeds from historical equity financings and cash generated by operating activities. As of December 31, 2025, we had RMB951.6 million (US$136.1 million) in cash and cash equivalents, restricted cash and short-term investments.

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

Our accounts payable represent primarily remuneration payable to Flash-Riders. As of December 31, 2024 and 2025, our accounts payable were RMB223.4 million and RMB224.1 million (US$32.0 million), respectively.

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—A. History and Development of the Company.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 4. Information on the Company—C. Organizational Structure.”

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

The following table sets forth the movements of our cash flows for the years presented:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	45,707	2,189	99,027	14,161
Net cash provided by (used in) investing activities	26,049	(498,037)	(111,460)	(15,939)
Net cash provided by (used in) financing activities	(359)	433,512	(59,208)	(8,467)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	5,850	2,038	(6,234)	(891)
Net increase (decrease) in cash, cash equivalents and restricted cash	77,247	(60,298)	(77,875)	(11,136)
Cash, cash equivalents and restricted cash at the beginning of the year	622,144	699,391	639,093	91,389
Cash, cash equivalents and restricted cash at the end of the year	699,391	639,093	561,218	80,253

Operating activities

Net cash provided by operating activities in 2025 was RMB99.0 million (US$14.2 million). The difference between the net income of RMB109.4 million (US$15.6 million) and operating cash inflow mainly result from adding back non-cash expenses items, such as share-based compensation expenses of RMB46.4 million (US$6.6 million), changes in fair value of long-term investments of RMB43.5 million (US$6.2 million) and reduction in the carrying amount of right-of-use assets of RMB12.1 million (US$1.7 million), partially offset by investment income of RMB79.0 million (US$11.3 million) and additional RMB38.5 million (US$5.5 million) used for working capital. The changes in certain working capital accounts that affected operating cash flow, primarily include (i) an RMB14.4 million (US$2.1 million) decrease in accrued expenses and other current liabilities, (ii) an RMB19.8 million (US$2.8 million) increase in accounts receivable, and (iii) an RMB12.5 million (US$1.8 million) decrease in operating leases. The decrease in accrued expenses and other current liabilities was primarily due to the decrease in accrued payroll and welfare. The increase in accounts receivable was primarily in relation to unsettled customer payments, which are generally settled within 90 days.

Net cash provided by operating activities in 2024 was RMB2.2 million. The difference between the net loss of RMB146.5 million and operating cash inflow mainly result from adding back non-cash expenses items, such as changes in fair value of long-term investments of RMB187.7 million, share-based compensation expenses of RMB160.0 million and reduction in the carrying amount of right-of-use assets of RMB13.3 million, partially offset by additional RMB211.1 million used for working capital. The changes in certain working capital accounts that affected operating cash flow, primarily include (i) an RMB116.4 million decrease in accounts payable, (ii) an RMB85.7 million decrease in accrued expenses and other current liabilities, and (iii) an RMB13.3 million decrease in operating leases. The decrease in accounts payable was primarily in relation to the decrease in Flash-Riders’ remuneration and incentives. The decrease in accrued expenses and other current liabilities was primarily due to the decrease in tax and surcharges.

Net cash provided by operating activities in 2023 was RMB45.7 million. This amount was primarily attributable to the net income of RMB110.5 million, adjusted for certain non-cash income and expenses, principally reduction in the carrying amount of right-of-use assets of RMB12.5 million, and changes in certain working capital accounts that affected operating cash flow, primarily (i) an RMB51.8 million decrease in accrued expenses and other current liabilities, (ii) an RMB16.3 million decrease in accounts payable, (iii) an RMB12.9 million decrease in operating lease liabilities partially offset by an RMB12.9 million increase in deferred revenue. The decrease in accrued expenses and other current liabilities was primarily due to the decrease in tax and surcharges.

Investing activities

Net cash used in investing activities in 2025 was RMB111.5 million (US$15.9 million), consisting primarily of (i) RMB1,142.4 million (US$163.4 million) in cash paid for purchase of investments, and (ii) RMB1,031.0 million (US$147.4 million) of proceeds from maturities of investments.

Net cash used in investing activities in 2024 was RMB498.0 million, consisting primarily of (i) RMB1,109.8 million in cash paid for purchase of investments, and (ii) RMB612.9 million of proceeds from maturities of investments.

Net cash provided by investing activities in 2023 was RMB26.0 million, consisting primarily of (i) RMB728.7 million of proceeds from investments, (ii) RMB735.0 million in cash paid for purchase of investments, and (iii) RMB36.2 million of proceeds from maturity of term deposit.

Financing activities

In 2025, net cash used in financing activities amounted to RMB59.2 million (US$8.5 million), primarily representing RMB54.8 million (US$7.8 million) in cash paid for repurchase of ordinary shares.

In 2024, net cash provided by financing activities amounted to RMB433.5 million, primarily representing proceeds from initial public offering and partially offset by payments of listing expenses relating to the initial public offering.

In 2023, net cash used in financing activities amounted to RMB0.4 million, primarily representing payments for initial public offering costs.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We made capital expenditures of RMB3.1 million, RMB1.1 million and RMB131 thousand (US$19 thousand) in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures represented our payment for purchases of property and equipment. We will continue to make such capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Total	2026	2027	2028	2029	2030
	(RMB in thousand)
Operating lease obligations(1)	23,669	10,401	9,418	3,850	—	—

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements for our office premises and other facilities.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2025, as our WFOE and the VIE were in the accumulated loss position, no statutory reserve was appropriated for these companies. The statutory reserve of our other PRC subsidiaries was RMB0.4 million (US$0.1 million). Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated retained earnings and meets the requirements for statutory reserve funds.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For the year ended December 31, 2025, we did not identify any critical accounting estimates that involve a significant level of estimation uncertainty and would have a material impact on our results.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Xue	43	Founder, Chairman of the Board of Directors, and Chief Executive Officer
Hongjian Yu	44	Co-Founder, Director, and Executive President
Haibo Ru	47	Director
Le Tang	44	Chief Financial Officer
Zhihui Yang	52	Independent Director
Weili Hong	56	Independent Director
Jing Liu	55	Independent Director

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

For the year ended December 31, 2025, we paid an aggregate of RMB8.0 million (US$1.1 million) in cash to our executive officers and RMB1.8 million (US$0.3 million) to our directors who are not executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, other statutory benefits, and a housing provident fund.

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

Share Incentive Plan

2015 Plan

In 2015, we adopted a share incentive plan, or the 2015 Plan, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan was 8,000,000 ordinary shares. As of February 28, 2026, options and restricted share units representing 7,028,289 Class A ordinary shares have been granted and are outstanding under 2015 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2026, the number of options and restricted share units we have granted to certain of our directors and executive officers pursuant to the 2015 Plan, excluding awards that were forfeited or canceled after the relevant grant dates:

	Class A Ordinary
	Shares Underlying	Exercise Price		Date of
Name	the Awards	(US$/Share)	Date of Grant	Expiration
Hongjian Yu	2,000,000	—	2021/6/14	—
Le Tang	1,000,000	—	2021/6/14	—
	100,000	1.74	2019/7/16	2027/7/16
	50,000	1.74	2020/7/16	2028/7/16
Zhihui Yang	8,000	—	2021/6/14	—
Weili Hong	5,000	—	2021/6/14	—
Jing Liu	5,000	—	2021/6/14	—
Total	3,168,000	—	—	—

2024 Plan

In November 2024, our board of directors adopted a 2024 share incentive plan, or the 2024 Plan, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to the awards is initially 10,669,486, plus an annual increase on the first calendar day of each fiscal year of our company during the term of the plan commencing with the fiscal year beginning January 1, 2025, by the lower of (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of February 28, 2026, options and restricted share units representing 3,243,754 Class A ordinary shares have been granted and are outstanding under 2024 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the principal terms of the 2024 Plan.

Type of Awards. The 2024 Plan permits the awards of options, restricted shares, restricted share units and others approved by the plan administrator.

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

The following table summarizes, as of February 28, 2026, the number of options and restricted share units we have granted to certain of our directors and executive officers pursuant to the 2024 Plan, excluding awards that were forfeited or canceled after the relevant grant dates:

	Class A Ordinary
	Shares Underlying	Exercise Price		Date of
Name	the Awards	(US$/Share)	Date of Grant	Expiration
Zhihui Yang	32,000	—	2024/11/26	—
Weili Hong	20,000	—	2024/11/26	—
Jing Liu	20,000	—	2024/11/26	—
Total	72,000	—	—	—

As of February 28, 2026, our employees and directors held options to purchase 3,764,789 Class A ordinary shares, with a weighted average exercise price of US$1.43 per share, and 6,507,254 restricted share units.

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

We had a total of 1,084, 1,046 and 807 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth a breakdown of our employees as of December 31, 2025 by function.

Function	Number
Operations and customer services	536
Technology and research & development	137
Marketing, administrative, and others	134
Total	807

As of December 31, 2025, we had 412 employees based in our headquarters in Beijing, China, and the rest based in Shanghai, Chengdu, and other cities in China. Flash-Riders are not our employees. A significant majority of our Flash-Riders are crowd-sourced individuals who may sign up onto our Flash-Rider App and get onboard on their own, and the remaining small portion are recruited by third-party agencies.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2026 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 173,811,951 Class A ordinary shares and 45,577,778 Class B ordinary shares outstanding as of February 28, 2026.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power**
Directors and Executive Officers*:
Peng Xue(1)	—	45,577,778	45,577,778	20.8	72.4
Hongjian Yu(2)	4,902,922	—	4,902,922	2.2	0.8
Haibo Ru(3)	9,558,352	—	9,558,352	4.4	1.5
Le Tang(4)	1,024,952	—	1,024,952	0.5	0.2
Zhihui Yang(5)	14,763	—	14,763	0.0	0.0
Weili Hong(6)	9,978	—	9,978	0.0	0.0
Jing Liu(7)	9,978	—	9,978	0.0	0.0
All Directors and Executive Officers as a Group	15,520,945	45,577,778	61,098,723	27.8	74.8
Principal Shareholders:
Snoweagle-s Limited(1)	—	41,596,484	41,596,484	19.0	66.1
SIG Asia Investment, LLLP (8)	19,487,649	—	19,487,649	8.9	3.1
Entities affiliated with Shunwei Capital(9)	15,703,541	—	15,703,541	7.2	2.5

Notes:

*	Except for Mr. Zhihui Yang, Dr. Weili Hong, and Dr. Jing Liu, the business address of our directors and executive officers is Building 6, Zhongguancun Dongsheng International Science Park, No.1 Yongtaizhuang North Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Zhihui Yang is 9/F, No.6 Haidian Zhongjie, Haidian District, Beijing, People’s Republic of China. The business address of Dr. Weili Hong is 3/F, 13 Parkvale Drive, Discovery Bay, Lantau Island, Hong Kong. The business address of Dr. Jing Liu is 10/F, Tower E1, Oriental Plaza, 1 East Chang An Avenue, Beijing, People’s Republic of China.

**	For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 41,596,484 Class B ordinary shares held by Snoweagle-s Limited and (ii) 3,981,294 Class B ordinary shares held by Diamondbird-s Limited. Snoweagle-s Limited is a company incorporated in the British Virgin Islands, with 99% of its interest held by a trust established for the benefit of Mr. Peng Xue and his family and the remaining 1% of its interest held by KunPeng Limited, a British Virgin Islands company wholly owned by Mr. Xue. Diamondbird-s Limited is a company incorporated in the British Virgin Islands and wholly owned by Snoweagle-s Limited. The registered address of each of Snoweagle-s Limited and Diamondbird-s Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 3,152,991 Class A ordinary shares held by Y&X Changan Limited, a British Virgin Islands company with 99% of its interest held by a trust established for the benefit of Mr. Hongjian Yu and his family and the remaining 1% of its interest held by Y&X Lebo Limited, a British Virgin Islands company wholly owned by Mr. Yu, (ii) 1,499,931 Class A ordinary shares held by Mr. Hongjian Yu, and (iii) 250,000 Class A ordinary shares that Mr. Yu may acquire upon vesting of restricted share units within 60 days after February 28, 2026. The registered address of each of Y&X Changan Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 5,577,058 Class A ordinary shares held by Halfmoon Pavilion BeingEx Limited and (ii) 3,981,294 Class A ordinary shares held by Black Opal BeingEx Limited. Halfmoon Pavilion BeingEx Limited is a company incorporated in the British Virgin Islands, with 99% of its interest held by a trust established for the benefit of Mr. Haibo Ru and his family and the remaining 1% of its interest held by Halfmoon Pavilion Shansong Limited, a British Virgin Islands company wholly owned by Mr. Ru. Black Opal BeingEx Limited is a company incorporated in the British Virgin Islands with its whole interest held by a trust established for the benefit of Mr. Ru and his family. The registered address of each of Halfmoon Pavilion BeingEx Limited and Black Opal BeingEx Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(4)	Represents (i) 749,952 Class A ordinary shares held by Mr. Le Tang, (ii) 150,000 Class A ordinary shares issuable to Mr. Le Tang upon exercise of share options within 60 days after February 28, 2026, and (iii) 125,000 Class A ordinary shares that Mr. Tang may acquire upon vesting of restricted share units within 60 days after February 28, 2026.

(5)	Represents 14,763 Class A ordinary shares held by Mr. Zhihui Yang.

(6)	Represents 9,978 Class A ordinary shares held by Dr. Weili Hong.

(7)	Represents 9,978 Class A ordinary shares held by Dr. Jing Liu.

(8)	Represents 19,487,649 Class A ordinary shares held by SIG China Investments Master Fund IV, LLLP, a limited liability limited partnership registered under U.S. laws, whose investment manager is SIG Asia Investment, LLLP, a Delaware limited liability limited partnership. The investment manager for SIG Asia Investment, LLLP is Heights Capital Management, Inc., a Delaware corporation. The registered address of SIG China Investments Master Fund IV, LLLP is 251 Little Falls Drive, Wilmington, DE, USA 19808. The registered address of Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, CA, USA 94111. The above information is based on the Schedule 13G filed by SIG China Investments Master Fund IV, LLLP and other reporting persons on February 12, 2025. The percentage of total ordinary shares and the percentage of aggregate voting power for SIG China Investments Master Fund IV, LLLP and other reporting persons is calculated based on the number of our total outstanding shares as of February 28, 2026 and assumes SIG China Investments Master Fund IV, LLLP and other reporting persons’ shareholding does not change since December 31, 2024.

(9)	Represents (i) 8,299,573 Class A ordinary shares held by Shunwei Growth III Limited, a British Virgin Islands company; (ii) 3,701,984 Class A ordinary shares held by Astrend Opportunity III Alpha Limited, a British Virgin Islands company; and (iii) 3,701,984 Class A ordinary shares held by Golden Sound Limited, a British Virgin Islands company (together, “Shunwei Capital Entities”). Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP, L.P. are controlled by Silver Unicorn Ventures Limited. Silver Unicorn Ventures Limited and Golden Sound Limited are controlled by Mr. Tuck Lye Koh, a Singapore citizen. The registered address of the Shunwei Capital Entities is Vistra Corporate Services Centre, Wickhams Cay II. Road Town, Tortola, British Virgin Islands. The above information is based on the Schedule 13G filed by Shunwei China Internet Opportunity Fund III, L.P. and other reporting persons on February 12, 2025. The percentage of total ordinary shares and the percentage of aggregate voting power for the Shunwei Capital Entities are calculated based on the number of our total outstanding shares as of February 28, 2026 and assuming the Shunwei Capital Entities’ shareholding does not change since December 31, 2024.

To our knowledge, as of the February 28, 2026, 139,362,464 Class A ordinary shares were held by five record shareholders in the United States, including 121,944,720 Class A ordinary shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Regulations—Regulations Relating to Foreign Exchange.” If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2025, as our WFOE and substantially all of our other PRC subsidiaries and the VIE were in the accumulated loss position, no statutory reserve was appropriated for these companies. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated retained earnings and meets the requirements for statutory reserve funds.

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

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts, and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, last amended in December 2017, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, any minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code or applicable U.S. Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Based upon the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we believe we were a PFIC for our taxable year ended December 31, 2025. The determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, such U.S. Holder will be deemed to have sold our ADSs or ordinary shares at their fair market values, and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, a U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC, and such U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each such year is referred to as a pre-PFIC year) will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB655.6 million (US$93.7 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in a decrease of US$8.5 million in cash and cash equivalents, restricted cash and short-term investments. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in an increase of US$10.4 million in cash and cash equivalents, restricted cash and short-term investments.

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

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service		Fees
●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued
●	Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled
●	Distribution of cash dividends	Up to US$0.05 per ADS held
●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
●	Distribution of ADS held ADSs pursuant to exercise of rights.	Up to US$0.05 per
●	Distribution of securities other than ADSs or rights to	Up to US$0.05 per ADS held

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we received no reimbursement from the depositary.

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

As of December 31, 2025, we had used the net proceeds of RMB322.7 million (US$46.1 million) from our initial public offering, including RMB129.1 million (US$18.5 million) for growing our customer base and increasing our market penetration, RMB74.2 million (US$10.6 million) for building our brand image, and RMB64.5 million (US$9.2 million) for investing in technology and research & development. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15b under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm is not required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company” as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements as of and for the fiscal year ended December 31,2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2024. The material weakness identified relates to lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures.

To remediate our identified material weakness, we have adopted measures to improve our internal control over financial reporting, including: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, (ii) organizing regular trainings for our accounting staffs, especially trainings related to U.S. GAAP and SEC reporting requirements and (iii) formulating comprehensive period-end financial reporting policies and procedures to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements. As of December 31, 2025, we determined that the material weakness has been remediated.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our ADSs.”

Other than described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Zhihui Yang, chairperson of our audit committee and an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

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

	Year Ended December 31,
	2024	2025
	(RMB in thousands)
Audit fees(1)	9,369	8,728

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of documents filed or furnished with the SEC.

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

On March 11, 2025, our board of directors adopted a share repurchase program. Under the share repurchase program, our company is authorized to repurchase up to an aggregate of US$30.0 million worth of our shares or ADSs during the twelve-month beginning on March 12, 2025 and up to March 31, 2026. On March 17, 2026, our board of directors approved an extension of the share repurchase program for another twelve months, through April 1, 2027. As of March 31, 2026, we had repurchased a total of approximately 2.9 million ADSs in the open market with cash for an aggregate consideration of approximately US$9.5 million.

The following table sets forth information with respect to our repurchases during the periods presented. All shares were repurchased in the open market pursuant to the share repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value that May Yet Be Purchased Under the Program (US$, in millions)
April 2025	38,032	2.33	38,032	29,911,450
May 2025	40,951	2.41	40,951	29,812,882
June 2025	312,380	3.18	312,380	28,819,415
July 2025	297,638	3.26	297,638	27,849,733
August 2025	238,702	3.28	238,702	27,065,781
September 2025	232,074	3.21	232,074	26,320,857
October 2025	244,954	3.56	244,954	25,447,777
November 2025	358,852	3.40	358,852	24,226,167
December 2025	574,742	3.28	574,742	22,341,721
January 2026	199,055	3.18	199,055	21,709,366
February 2026	186,821	3.11	186,821	21,129,047
March 2026	217,645	2.55	217,645	20,574,624

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. For example, we follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2025. We will hold shareholder meetings when there are significant issues that require shareholder approval. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market listing standards.”

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

Our cybersecurity officer, who has over 16 years of experience in the field, is primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. The cybersecurity officer reports to our executive president and provides quarterly updates to our chief executive officer, chief financial officer and the nominating and corporate governance committee on any material cybersecurity incidents or material risks arising from cybersecurity threats.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of BingEx Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Tenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
2.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
2.4	Tenth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated May 31, 2023 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on April 25, 2025 (File No. 001-42291))
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.2	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-8 filed on February 21, 2025 (File No. 333-285105))
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.4	Employment Agreement between the Registrant and Peng Xue (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.5	Employment Agreement between the Registrant and Hongjian Yu (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.6	Employment Agreement between the Registrant and Le Tang (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.7	English translation of the executed form of the Powers of Attorney granted by shareholders of the VIE, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.8	English translation of the Equity Interest Pledge Agreement among our WFOE, the VIE and shareholders of the VIE dated May 8, 2021 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.9	English translation of the Exclusive Business Cooperation Agreement between our WFOE and the VIE dated November 2, 2023 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
4.10	English translation of the Exclusive Option Agreement among our WFOE, the VIE, shareholders of the VIE, and the Registrant dated November 2, 2023 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))

Exhibit Number	Description
4.11	English translation of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIE, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
8.1*	List of Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on September 13, 2024 (File No. 333-282091))
11.2	Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F filed on April 25, 2025 (File No. 001-42291))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of KPMG Huazhen LLP
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 25, 2025 (File No. 001-42291))
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BingEx Limited

By:	/s/ Peng Xue
Name:	Peng Xue
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 24, 2026

BingEx Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BingEx Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BingEx Limited and subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Beijing, China
April 24, 2026

BINGEX LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands, except share data and per share data, or as otherwise noted)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents	2	592,358	561,127	80,240
Restricted cash		46,735	91	13
Short-term investments	3	153,910	390,353	55,820
Accounts receivable, net		16,893	36,726	5,252
Prepayments and other current assets	5	48,553	45,665	6,529
Total current assets		858,449	1,033,962	147,854
Non-current assets
Long-term investments	4	324,110	224,404	32,089
Property and equipment, net	6	3,687	1,941	278
Operating lease right-of-use assets	7	44,577	25,087	3,587
Other non-current assets		4,600	3,062	438
Total non-current assets		376,974	254,494	36,392
Total assets		1,235,423	1,288,456	184,246
LIABILITIES
Current liabilities
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB108,553 and RMB160,865 as of December 31, 2024 and 2025, respectively)		223,391	224,090	32,044
Deferred revenue (including deferred revenue of VIE without recourse to the Company of RMB56,768 and RMB60,541 as of December 31, 2024 and 2025, respectively)		56,768	60,541	8,657
Operating lease liabilities, current (including operating lease liabilities, current of VIE without recourse to the Company of RMB12,770 and RMB9,728 as of December 31, 2024 and 2025, respectively)	7	13,091	9,728	1,391
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB30,035 and RMB24,053 as of December 31, 2024 and 2025, respectively)	8	165,714	145,791	20,848
Total current liabilities		458,964	440,150	62,940
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIE without recourse to the Company of RMB29,395 and RMB12,879 of December 31, 2024 and 2025, respectively)	7	29,395	12,879	1,842
Total non-current liabilities		29,395	12,879	1,842
Total liabilities		488,359	453,029	64,782

Commitments and contingencies (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands, except share data and per share data, or as otherwise noted)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				(Note 2)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 1,800,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 167,811,951 shares issued and 159,831,670 shares outstanding as of December 31, 2024; 173,811,951 shares issued and 157,198,537 shares outstanding as of December 31, 2025)	10	110	113	16
Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized as of December 31,2024 and 2025; 45,577,778 shares issued and outstanding as of December 31, 2024 and 2025)	10	28	28	4
Treasury stock (US$0.0001 par value; nil and 7,014,975 shares as of December 31, 2024 and 2025, respectively)	11	—	(54,790)	(7,835)
Additional paid-in capital		3,404,857	3,452,202	493,658
Accumulated other comprehensive loss		(92,139)	(105,763)	(15,124)
Accumulated deficit		(2,565,792)	(2,456,363)	(351,255)
Total shareholders’ equity		747,064	835,427	119,464
Total liabilities and shareholders’ equity		1,235,423	1,288,456	184,246

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except share data and per share data, or as otherwise noted)

		Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					(Note 2)
Revenues		4,528,826	4,468,161	3,992,067	570,858
Cost of revenues		(4,134,271)	(3,977,598)	(3,522,968)	(503,778)
Gross Profit		394,555	490,563	469,099	67,080
Operating expenses:
Selling and marketing expenses		(188,249)	(223,935)	(192,400)	(27,513)
General and administrative expenses		(104,810)	(148,549)	(145,925)	(20,867)
Research and development expenses		(90,847)	(143,856)	(84,473)	(12,079)
Total operating expenses		(383,906)	(516,340)	(422,798)	(60,459)
Income (loss) from operations		10,649	(25,777)	46,301	6,621
Interest income		20,881	21,216	14,278	2,042
Changes in fair value of long-term investments		—	(187,725)	(43,526)	(6,224)
Investment income		4,648	4,203	79,008	11,298
Other income		74,321	41,672	13,645	1,951
Income (loss) before income taxes		110,499	(146,411)	109,706	15,688
Income tax expense	14	—	(69)	(277)	(40)
Net income (loss)		110,499	(146,480)	109,429	15,648
Accretion of redeemable convertible preferred shares to redemption value	9	(146,341)	(113,658)	-	-
Net income (loss) attributable to ordinary shareholders		(35,842)	(260,138)	109,429	15,648
Net income (loss) per ordinary share	15
— Basic		(0.50)	(2.51)	0.53	0.08
— Diluted		(0.50)	(2.51)	0.52	0.07
Weighted average number of shares outstanding used in computing net income (loss) per ordinary share
— Basic		72,000,000	103,695,655	207,133,005	207,133,005
— Diluted		72,000,000	103,695,655	208,554,152	208,554,152
Net income (loss)		110,499	(146,480)	109,429	15,648
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(40,976)	33,953	(13,624)	(1,948)
Comprehensive income (loss)		69,523	(112,527)	95,805	13,700

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except share data and per share data, or as otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury stock		Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	26,422,222	16	45,577,778	28	—	—	—	(85,116)	(2,269,812)	(2,354,884)
Net income	—	—	—	—	—	—	—	—	110,499	110,499
Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	—	—	(146,341)	(146,341)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	(40,976)	—	(40,976)
Balance as of December 31, 2023	26,422,222	16	45,577,778	28	—	—	—	(126,092)	(2,305,654)	(2,431,702)
Net loss	—	—	—	—	—	—	—	—	(146,480)	(146,480)
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), net of listing expense relating to the IPO in the amount of RMB21,717	12,330,000	9	—	—	—	—	426,241	—	—	426,250
Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	—	—	(113,658)	(113,658)
Conversion of redeemable convertible preferred shares to Class A ordinary shares upon IPO	121,079,448	85	—	—	—	—	2,818,589	—	—	2,818,674
Share-based compensation	—	—	—	—	—	—	160,027	—	—	160,027
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	33,953	—	33,953
Balance as of December 31, 2024	159,831,670	110	45,577,778	28	—	—	3,404,857	(92,139)	(2,565,792)	747,064
Net income	—	—	—	—	—	—	—	—	109,429	109,429
Share-based compensation	—	—	—	—	—	—	46,430	—	—	46,430
Exercise of share-based awards	4,381,842	3	—	—	—	—	915	—	—	918
Repurchase of shares	—	—	—	—	(7,014,975)	(54,790)	—	—	—	(54,790)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	(13,624)	—	(13,624)
Balance as of December 31, 2025	164,213,512	113	45,577,778	28	(7,014,975)	(54,790)	3,452,202	(105,763)	(2,456,363)	835,427
Balance as of December 31, 2025- US$ (Note 2)	164,213,512	16	45,577,778	4	(7,014,975)	(7,835)	493,658	(15,124)	(351,255)	119,464

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except share data and per share data, or as otherwise noted)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2)
Operating activities:
Net income (loss)	110,499	(146,480)	109,429	15,648
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	4,888	2,971	1,779	254
Changes in fair value of long-term investments	—	187,725	43,526	6,224
Investment income	(4,648)	(4,203)	(79,008)	(11,298)
Loss (gain) on disposal of property and equipment	(75)	(38)	10	1
Reduction in the carrying amount of right-of-use assets	12,473	13,313	12,134	1,735
Share-based compensation expenses	—	160,027	46,430	6,639
Foreign currency exchange loss (gain)	(26)	(62)	3,203	458
Changes in operating assets and liabilities:
Accounts receivable	660	(4,778)	(19,833)	(2,836)
Prepayments and other current assets	(5,557)	3,955	2,226	320
Other non-current assets	(4,388)	350	1,538	220
Accounts payable	(16,304)	(116,441)	699	100
Deferred revenue	12,896	4,823	3,773	540
Accrued expenses and other current liabilities	(51,778)	(85,715)	(14,356)	(2,053)
Operating leases	(12,933)	(13,258)	(12,523)	(1,791)
Net cash provided by operating activities	45,707	2,189	99,027	14,161
Investing activities:
Proceeds from maturities of investments	728,724	612,857	1,030,959	147,425
Purchase of investments	(735,000)	(1,109,818)	(1,142,376)	(163,358)
Proceeds from maturity of term deposit	36,152	—	—	—
Purchase of term deposit	(918)	—	—	—
Proceeds from disposal of property and equipment	176	65	88	13
Purchase of property and equipment	(3,085)	(1,141)	(131)	(19)
Net cash provided by (used in) investing activities	26,049	(498,037)	(111,460)	(15,939)
Financing activities:
Proceeds from the IPO, net of underwriting discounts and commissions	—	447,967	—	—
Payments of listing expenses relating to the IPO	(359)	(14,455)	(5,336)	(763)
Repurchase of shares	—	—	(54,790)	(7,835)
Proceeds from exercise of share-based awards	—	—	918	131
Net cash provided by (used in) financing activities	(359)	433,512	(59,208)	(8,467)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	5,850	2,038	(6,234)	(891)
Net increase (decrease) in cash, cash equivalents and restricted cash	77,247	(60,298)	(77,875)	(11,136)
Cash, cash equivalents and restricted cash at the beginning of the year	622,144	699,391	639,093	91,389
Cash, cash equivalents and restricted cash at the end of the year	699,391	639,093	561,218	80,253
Supplemental cash flow information:
Income taxes paid	—	69	157	22
Non-cash investing and financing activities:
Accrual of IPO cost	5,215	1,688	—	—
Automatic conversion of redeemable convertible preferred shares to Class A ordinary shares upon the IPO	—	2,818,674	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	699,391	592,358	561,127	80,240
Restricted cash	—	46,735	91	13
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	699,391	639,093	561,218	80,253

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2024 and 2025, and consolidated revenues, net income (loss) and cash flow information for the years ended December 31, 2023, 2024 and 2025 have been included in the accompanying consolidated financial statements. All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, the VIE and the VIE’s wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	47,309	48,058
Restricted cash	—	24
Short-term investments	—	81,233
Accounts receivable	16,893	36,726
Prepayments and other current assets	45,893	35,897
Amounts due from inter-companies	160,413	181,880
Total current assets	270,508	383,818
Non-current assets
Long-term investments	51,090	—
Property and equipment, net	2,814	1,357
Operating lease right-of-use assets	44,164	24,982
Other non-current assets	4,600	3,062
Total non-current assets	102,668	29,401
Total assets	373,176	413,219
LIABILITIES
Current liabilities
Accounts payable	108,553	160,865
Deferred revenue	56,768	60,541
Amounts due to inter-companies	457,895	465,171
Operating lease liabilities, current	12,770	9,728
Accrued expenses and other current liabilities	30,035	24,053
Total current liabilities	666,021	720,358
Non-current liabilities
Operating lease liabilities, non-current	29,395	12,879
Total non-current liabilities	29,395	12,879
Total liabilities	695,416	733,237

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total revenues	1,097,261	1,033,333	961,102
Net income (loss)	101,738	38,093	(2,644)
Net cash used in operating activities	(79,526)	(54,081)	(44,071)
Net cash provided by (used in) investing activities	(68,853)	59,755	(41,820)
Net cash provided by (used in) financing activities	101,641	(72,672)	86,664
Net increase (decrease) in cash, cash equivalents and restricted cash	(46,738)	(66,998)	773
Cash and cash equivalents at the beginning of the year	161,045	114,307	47,309
Cash, cash equivalents and restricted cash at the end of the year	114,307	47,309	48,082

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE and VIE’s subsidiaries. Therefore, the Company considers that there are no assets in the VIE that can only be used to settle obligations of the VIE, except for paid in capital of RMB1 million as of December 31, 2024 and 2025. The creditors of the VIE do not have recourse to the general credit of WFOE.

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

Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates and assumptions reflected in the Company’s financial statements include but not limited to the realization of deferred income tax assets and the fair value of share-based compensation awards. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.9931 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

Cash and cash equivalents

Cash consists of cash on hand and cash at bank. Cash equivalents represent deposits with original maturities of three months or less which are readily convertible to known amounts of cash. Cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31,
	2024	2025
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	270,423	466,379
—Denominated in USD	299,877	71,387
Total cash and cash equivalents balances held at mainland PRC financial institutions	570,300	537,766
Financial institutions in the United States
—Denominated in USD	19,663	12,089
Total cash balances held at the United States financial institutions	19,663	12,089
Financial institutions in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
—Denominated in RMB	11	154
—Denominated in USD	894	10,378
—Denominated in HKD	946	167
Total cash balances held at the Hong Kong S.A.R. financial institutions	1,851	10,699
Financial institution in the Other Regions
—Denominated in Malaysian Ringgit	425	454
Total cash balances held at other regions financial institution	425	454
Cash on hand	119	119
Total cash and cash equivalents balances held at financial institutions	592,358	561,127

Cash and cash equivalents of a legal entity with financial institutions in the mainland of PRC, Hong Kong S.A.R. and the United States are insured by the government authorities up to RMB500, HKD500 and USD250 for each financial institution, respectively. As of December 31, 2024 and 2025, cash and cash equivalents amounted to RMB592,358 and RMB561,127, respectively, of which RMB10,905 and RMB13,772 were insured by the government authorities, respectively. The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on bank deposits with financial institutions. To limit exposure to credit risk, the Group primarily places bank deposits with large financial institutions in the PRC, Hong Kong and the United States with acceptable credit rating.

Restricted cash

Restricted cash represents: (i) cash deposits at an asset management institution in Hong Kong S.A.R., which can only be used to invest in bonds, securities and other portfolios pursuant to the asset management agreement; and (ii) bank deposits that are restricted to use as security against lawsuits.

Investments

Investments consist of equity investments with readily determinable fair value and debt investments using fair value option.

Equity investments with readily determinable fair value represent investments in the equity securities of listed companies and funds of which the underlying investments are equity securities issued by listed companies. These equity investments are measured at fair value. Dividend income from equity securities is recorded as investment income.

Debt investments represent wealth management products which are unsecured with variable interest rates and issued by financial institutions, bonds issued by listed companies, U.S. treasury bonds and trust products of which the underlying investments are corporate bonds. The Company elects to apply the fair value option for the debt investments. Interest income from debt investments is recorded as investment income.

Investments that are expected to be realized in cash during the next twelve months are classified as short-term investments, otherwise as long-term investments. Realized and unrealized fair value changes of short-term investments are recorded as investment income. Realized and unrealized fair value changes of long-term investments are recorded as changes in fair value of long-term investments.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

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

Impairment of long-lived assets

Long-lived assets or asset groups such as property and equipment and right of use assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived asset or asset group by comparing the carrying value of the asset or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the asset or asset group over the fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years presented.

Leases

The Group leases premise for offices under non-cancellable operating leases.

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

The Company has elected not to recognize operating lease right-of-use assets or operating lease liabilities for leases with an initial term of 12 months or less and the Company recognizes lease expense for these leases on a straight-line basis over the lease terms.

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

The Group measures short-term investments and long-term investments at fair value on a recurring basis.

Investments consist of equity investments with readily determinable fair value and debt investments using fair value option.

The fair value of bonds and equity securities issued by listed companies are valued based on quoted prices in active markets are categorized in Level 1 of the fair value hierarchy.

The fair value of the funds is valued based on the quoted prices of the underlying equity securities provided by financial institutions and categorized as Level 2 of the fair value hierarchy. The fair value of wealth management products is valued based on quoted prices of similar products provided by financial institutions are categorized as Level 2 of the fair value hierarchy. Trust products are valued based on price of the debt investments quoted by the financial institution and categorized in Level 2 of the fair value hierarchy.

As of December 31, 2024 and 2025, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

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

The Group recognizes customer advances and any other amounts collected prior to completing the delivery services as deferred revenue. Deferred revenue as of January 1, 2024 and 2025 were RMB51,945 and RMB56,768, respectively, which were all recognized as revenues for the years ended December 31, 2024 and 2025, respectively. The balance of RMB60,541 as of December 31, 2025 is expected to be recognized as revenues within one year. The Group conducts operations in China. Accounts receivable as of January 1, 2024 and 2025 were RMB12,115 and RMB16,893, respectively.

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

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) advertising expenses, (ii) share-based compensation, staff cost, rental and depreciation related to selling and marketing functions. Advertising expenses are expensed as incurred. The advertising expenses were RMB22,481, RMB24,014 and RMB32,085 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Employee benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statement of comprehensive income (loss) amounted to RMB76,282, RMB76,961 and RMB66,418 for the years ended December 31, 2023, 2024 and 2025, respectively.

Income taxes

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not taxable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions.

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

Government grants in the form of cash amounting to RMB73,852, RMB36,532 and RMB13,235 were recorded as other income in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2023, 2024 and 2025, respectively, as certain Company’s subsidiaries met the revenue and tax payment targets in respective regions and there were no remaining commitment or contingencies. The balances of deferred government grants included in accrued expenses and other current liabilities are RMB7,976 and RMB7,976 as of December 31, 2024 and 2025, respectively, as a Company’s subsidiary did not meet the tax payment target in respective region.

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

Concentration and risk

Concentration of customers and suppliers

There are no customers and suppliers individually representing greater than 10% of total revenues and total costs of the Group for the years ended December 31, 2023, 2024 and 2025, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments, long-term investments receivable from third-party payment platforms and accounts receivable.

The Group’s investment policy requires cash and cash equivalents, restricted cash, short-term investments and long-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions. The Group carefully considers and monitors the creditworthiness of third-party payment service providers to mitigate any risks associated with receivables due from third-party payment platforms The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. Accounts receivable are unsecured and are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them. The Group believes it is not exposed to significant credit risk on accounts receivable.

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

As of December 31, 2024 and 2025, the statutory reserves of the Group’s PRC subsidiaries and VIE and VIE’s subsidiaries were nil and RMB413, respectively.

Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretion of redemption feature related to the Group’s redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little or no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic income (loss) per share as of the date that all necessary conditions have been satisfied. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the loss.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such share would be anti-dilutive. Contingently issuable shares are included in the computation of basic and diluted net loss per share as of the date that all necessary conditions have been satisfied and issuance of the shares is no longer contingent.

Treasury stock

The Group applies the cost method to account for treasury stock. Under this approach, the cost of repurchased shares is recorded in the treasury stock in the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings.

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

Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. The Group adopted this new guidance on a prospective basis as of January 1, 2025. The adoption resulted in incremental disclosures, see Note 14.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Group plans to adopt ASU 2025-05 for the year beginning January 1, 2026 and does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. The new guidance leverages the principles in the accounting framework for government assistance in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance; makes certain targeted improvements; and modifies certain of the existing disclosure requirements in ASC 832, Government Assistance. The new guidance is effective for public business entities in annual periods beginning after December 15, 2028, with early adoption permitted in any period for which financial statements have not yet been issued. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

3. SHORT-TERM INVESTMENTS

The Group’s short-term investments consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Equity investments with readily determinable fair value
—Equity securities	—	45,842
—Open-ended funds	—	135,722
Debt investments using fair value option
—Wealth management products	153,910	100,201
—Bonds	—	57,510
—Trust products	—	51,078
Total	153,910	390,353

In 2025, the Group purchased equity securities issued by listed companies and open-ended funds of which the underlying investments are equity securities issued by listed companies from third party institutions. For the years ended December 31, 2024 and 2025, the Group recognized an unrealized gain of equity investments with readily determinable fair value were nil and RMB56,049 and recognized an unrealized gain of debt investments using fair value option were RMB142 and RMB2,644 which were recorded as investment income.

The following table summarized the Group’s short-term investments at fair value as of December 31, 2024 and 2025:

	As of December 31, 2024
	Aggregate Cost	Unrealized Gain	Aggregate fair value
Debt investments using fair value option	153,768	142	153,910
Total	153,768	142	153,910

	As of December 31, 2025
	Aggregate Cost	Unrealized Gain	Foreign Currency Translation Adjustment	Aggregate fair value
Equity investments with readily determinable fair value	128,462	56,049	(2,947)	181,564
Debt investments using fair value option	207,078	2,644	(933)	208,789
Total	335,540	58,693	(3,880)	390,353

4. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Equity investments with readily determinable fair value
—Equity securities	273,020	161,187
—Funds	—	63,217
Debt investments using fair value option
—Trust products	51,090	—
Total	324,110	224,404

The following table summarized the Group’s long-term investments at fair value as of December 31, 2024 and 2025:

	As of December 31, 2024
	Aggregate Cost	Unrealized Gain/(Losses)	Foreign Currency Translation Adjustment	Aggregate fair value
Equity investments with readily determinable fair value	448,293	(177,815)	2,542	273,020
Debt investments using fair value option	51,000	90	—	51,090
Total	499,293	(177,725)	2,542	324,110

	As of December 31, 2025
	Aggregate Cost	Unrealized Losses	Foreign Currency Translation Adjustment	Aggregate fair value
Equity investments with readily determinable fair value	448,574	(221,341)	(2,829)	224,404
Total	448,574	(221,341)	(2,829)	224,404

Equity investments

In 2024, the Group entered into an Asset Management Agreement (the “Agreement”) with a third-party financial institution and engaged this institution as its investment manager. Pursuant to the Agreement, the Group’s investment manager is responsible for the investment and re-investment of cash, securities and other assets. As of December 31, 2024 and 2025, the equity securities represent equity securities of listed companies.

In 2025, the Group entered into a subscription agreement to purchase funds of which the underlying investments are stocks listed in the public markets. According to the subscription agreement, the lock-up period of the funds is 36 months and will expire in April 2028.

For the years ended December 31, 2024 and 2025, the Group recognized an unrealized loss of RMB177,815 and RMB43,526 which were recorded as changes in fair value of long-term investments.

Debt investments using fair value option

In 2024, the Group purchased trust products from a third-party trust company in the amount of RMB51,000. The underlying investments are corporate bonds. The interest earned from the corporate bonds was received quarterly. The corporate bonds will mature in July 2026. As of December 31, 2025, the Group reclassified the debt investments as short-term investments.

For the year ended December 31, 2024, the Group recognized an unrealized gain of RMB90 in change in fair value of long-term investments.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2024 and 2025 consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Receivable from third-party payment platforms	22,242	21,798
Prepayment for share repurchase	—	6,993
Deductible input VAT	5,035	103
Prepaid rental fees	4,372	2,127
Deposits	2,651	2,728
Others (i)	14,253	11,916
Prepayments and Other Current Assets	48,553	45,665

(i)	Others primarily include riders’ uniforms and delivery boxes, prepaid office expenses, staff advances and other miscellaneous prepayments.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Fixtures and electronic equipment	12,588	11,734
Office leasehold improvement	7,238	7,238
Software	2,432	2,432
Property and Equipment	22,258	21,404
Accumulated depreciation	(18,571)	(19,463)
Property and Equipment, net	3,687	1,941

Depreciation expenses on property and equipment were RMB4,888, RMB2,971 and RMB1,779 for the years ended December 31, 2023, 2024 and 2025, respectively.

7. OPERATING LEASE

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

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease right-of-use assets	44,577	25,087
Operating lease liabilities, current	13,091	9,728
Operating lease liabilities, non-current	29,395	12,879
Total operating lease liabilities	42,486	22,607

The components of lease cost were as follows:

	Year Ended December 31,
	2024	2025
	RMB	RMB
Operating lease cost	15,130	13,331
Short-term lease cost	5,227	4,538
Total	20,357	17,869

The weighted average remaining lease term as of December 31, 2025 was 2.62 years, and the weighted average discount rate of the operating leases was 3.6%.

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2025 to the present value of its operating lease payments, including rental payments for lease renewal options the Group is reasonably certain to exercise:

As of December 31, 2025
RMB
2026	10,401
2027	9,418
2028	3,850
Total undiscounted lease payments	23,669
Less: imputed interest	(1,062)
Total operating lease liabilities	22,607

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,
	2024	2025
	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating lease liabilities	14,806	13,278
Lease liability arising from obtaining right-of-use assets	2,111	1,648
Modification to operating lease liabilities and right-of-use assets	(4,342)	(9,446)

As of December 31, 2025, the Group has no lease contract that has been entered into but not yet commenced.

The Group did not have any significant short-term commitments as of December 31, 2025.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accrued payroll and welfare	131,679	113,472
VAT and other surcharges payable	14,209	13,163
Advertising and marketing fees payable	136	3,587
Accrued IPO cost	6,903	1,567
Other payables	12,787	14,002
Accrued expenses and other current liabilities	165,714	145,791

9. MEZZANINE EQUITY

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

The Company recorded the initial carrying amount of the preferred shares with its issuance price, which approximated the issuance date fair value, after the reduction of the issuance cost. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Redeemable Convertible Preferred Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date for the Redeemable Convertible Preferred Shares. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital (“APIC”). Once APIC has been exhausted, additional charges are recorded by increasing the accumulated deficit. The Company’s redeemable convertible preferred shares activities for the years ended December 31, 2023 and 2024 consisted of the following:

	Series A	Series B	Series C	Series C-1	Series C-2	Series D-1	Series D-2
	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	55,997	145,564	480,441	356,664	119,808	475,361	912,870	2,546,705
Accretion of redeemable convertible preferred shares	—	—	26,496	19,923	6,764	28,469	64,689	146,341
Foreign currency translation adjustment	—	—	8,282	6,150	2,067	8,206	15,809	40,514
Balance as of December 31, 2023	55,997	145,564	515,219	382,737	128,639	512,036	993,368	2,733,560
Accretion of redeemable convertible preferred shares	—	—	20,578	15,473	5,254	22,111	50,242	113,658
Foreign currency translation adjustment	—	—	(5,771)	(4,290)	(1,443)	(5,760)	(11,280)	(28,544)
Conversion of redeemable convertible preferred shares to Class A ordinary shares upon IPO	(55,997)	(145,564)	(530,026)	(393,920)	(132,450)	(528,387)	(1,032,330)	(2,818,674)
Balance as of December 31, 2024	—	—	—	—	—	—	—	—

On October 7, 2024, all of the redeemable convertible preferred shares were converted to equivalent number of Class A ordinary shares immediately upon the completion of the Company’s IPO.

10. ORDINARY SHARES

Upon incorporation in 2014, the Company’s authorized shares were 500,000,000 shares with a par value of US$0.0001 per share. In May 2023, the Company’s authorized shares were updated to be 2,000,000,000 shares with a par value of US$0.0001 per share, including 1,778,920,552 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares and 121,079,448 Preferred Shares. The Company re-designated and re-classified 79,980,281 Ordinary Shares into 34,402,503 Class A Ordinary Shares and 45,577,778 Class B Ordinary Shares. Class B Ordinary Shares were held by Snoweagle-s Limited and Diamondbird-s Limited, which were beneficially owned by Mr. Peng Xue, the Company’s founder, chairman of the board of directors and chief executive officer. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder one vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share shall entitle the holder ten votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The share, per share amounts and disclosures in the consolidated financial statements have been retroactively adjusted to reflect the above designation and reclassification.

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

As of December 31, 2024 and 2025, there were 7,980,281 and 9,598,439 ordinary shares issued and will be used to settle share options and Class A restricted share units upon their exercise and vest. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes. Any ordinary shares not used in the settlement of share options and Class A restricted share units will be returned to the Company.

As of December 31, 2025, 173,811,951 Class A Ordinary Shares were issued and 157,198,537 Class A Ordinary Shares were outstanding, 45,577,778 Class B Ordinary Shares were issued and outstanding.

11. TREASURY STOCK

On March 11, 2025, the Company’s board of directors adopted a share repurchase program, pursuant to which the Company is authorized to repurchase up to an aggregate of US$30.0 million worth of the Company’s outstanding shares (including in the form of American depositary shares) during the twelve-month period ended on March 31, 2026. For the year ended December 31, 2025, the Company purchased 7,014,975 Class A Ordinary Shares in the open market at an aggregate cost of RMB54,790.

12. SHARE-BASED COMPENSATION

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

Since the exercisability is dependent upon the completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the year ended December 31, 2023. Upon the completion of IPO, the Company immediately recognized share-based compensation expenses of RMB47,187 of share options vested cumulatively.

In November 2024 and March 2025, the Group granted 1,965,500 and 90,000 share options to certain employees under the 2024 Plan, respectively. These share options granted are required to render service to the Group in accordance with a service schedule stipulated in the relevant award agreement. The weight average grant date fair value per option granted in November 2024 and March 2025 was US$2.01 and US$2.68, respectively.

The following table sets forth the share options activity for the years ended December 31, 2024 and 2025:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Years	Value
		US$		US$
Outstanding as of January 1, 2024	2,404,681	0.79	2.98	7,671
Granted in 2024	1,965,500	1.92
Forfeited in 2024	(8,800)	1.74
Outstanding as of December 31, 2024	4,361,381	1.30	5.59	6,407
Granted in 2025	90,000	2.03
Exercised in 2025	(385,092)	0.33
Forfeited in 2025	(20,000)	2.03
Expired in 2025	(245,500)	1.24
Outstanding as of December 31, 2025	3,800,789	1.42	5.66	871
Vested or expected to be vested as of December 31, 2025	3,800,789	1.42	5.66	871
Exercisable as of December 31, 2025	2,795,789	1.25	4.46	791

The Company did not grant any share options in 2023. The fair value of the options granted in 2024 is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

Year Ended December 31, 2024

Risk-free rate of return (per annum)	4.58%
Volatility	100.09%
Expected dividend yield	0%
Exercise multiple	2.2~2.8
Fair value of underlying ordinary share	2.77
Expected term	10 years

The fair value of the options granted in 2025 is estimated on the date of grant using the Black-Scholes option pricing model with the following key assumptions used:

Year Ended December 31, 2025

Risk-free rate of return (per annum)	4.58%
Volatility	90.17%
Expected dividend yield	0%
Fair value of underlying ordinary share	2.98
Expected term	10 years

The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.

The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected volatility was estimated based on the historical volatility of the Company’s share price. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.

For the years ended December 2023, 2024 and 2025, the Group recognized share-based compensation expenses related to share options of nil, RMB60,530 and RMB1,889, respectively. The total fair value of share options vested during the years ended December 31, 2023, 2024 and 2025 was nil, RMB60,528 and RMB1,172, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 was nil, nil and RMB1,350, respectively.

As of December 31, 2025, there was RMB14,372 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 1.4 years.

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

In November 2024 and April 2025, the Company granted 72,000 and 1,000,000 Class A restricted share units to its directors and employees under the 2024 Plan, which are subject to a four-year and two-year service schedule. The fair value of the Class A restricted share units was determined by the closing price of shares on the grant date.

The following table sets forth the Class A restricted share units activity for the years ended December 31, 2024 and 2025:

		Weighted
	Number of	Average
	Restricted	Grant Date
	Shares	Fair Value
		US$
Outstanding as of January 1, 2024	5,299,000	3.96
Granted in 2024	72,000	2.38
Vested in 2024	(2,645,000)	3.96
Outstanding as of December 31, 2024	2,726,000	3.94
Granted in 2025	1,000,000	0.74
Vested in 2025	(1,351,750)	3.94
Outstanding as of December 31, 2025	2,374,250	2.57

For the years ended December 2023, 2024 and 2025, the Group recognized share-based compensation expenses related to Class A restricted share units of nil, RMB99,497 and RMB44,541, respectively. The total fair value of the restricted shares vested during the years ended December 31, 2023, 2024 and 2025 was nil, RMB113,081 and RMB14,139, respectively.

As of December 31, 2025, there was RMB12,124 of unrecognized compensation cost related to Class A restricted share units that are expected to be recognized over a weighted-average vesting period of 1.0 years.

Total share-based compensation expenses of share options and Class A restricted share units were allocated to the following expense items:

	Year Ended December 31,
	2024	2025
	RMB	RMB

Cost of revenue	7,711	—
Selling and marketing expenses	40,445	11,457
General and administrative expenses	49,084	15,032
Research and development expenses	62,787	19,941
Total	160,027	46,430

13. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024 and 2025, respectively:

	As of December 31, 2024
				Total
RMB	Level 1	Level 2	Level 3	Fair Value
Short-term investments (Note 3)	—	153,910	—	153,910
Long-term investments (Note 4)	273,020	51,090	—	324,110

	As of December 31, 2025
				Total
RMB	Level 1	Level 2	Level 3	Fair Value
Short-term investments (Note 3)	103,352	287,001	—	390,353
Long-term investments (Note 4)	161,187	63,217	—	224,404

14. INCOME TAX

a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong S.A.R. profits tax has been made in the financial statements for the years ended December 31, 2023, 2024 and 2025.

PRC

The Group’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) at the statutory income tax rate of 25%, unless otherwise specified. According to the CIT Law, entities that qualify as high-and-new technology enterprises (“HNTE”) are entitled to a preferential income tax rate of 15%. VIE obtained the HNTE certificate in October 2017 and subsequently renewed the HNTE certificate in October 2020 and October 2023. Thus, it entitles to the preferential tax rate of 15% from 2017 to 2024. The Company applies the statutory income tax rate of 25% in 2025. WFOE obtained the HNTE certificate in October 2023, thus, it entitles to the preferential tax rate of 15% from 2023 to 2025.

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC, excluding Hong Kong S.A.R.	100,919	12,813	94,019
Hong Kong S.A.R.	13,021	(161,310)	33,444
Cayman	(3,310)	2,148	(17,730)
Others	(131)	(62)	(27)
Total	110,499	(146,411)	109,706

The Group had no current income tax expense for the years ended December 31, 2023, as the entities in the Group had no taxable income in the respective year. For the years ended December 31, 2024 and 2025, the current income tax expenses were RMB69 and RMB277 in the PRC, respectively.

For the year ended December 31, 2025, all income taxes paid by the Group were remitted to the PRC tax authorities.

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2024 is as follows:

	Year Ended December 31,
	2023	2024
PRC Statutory income tax rate	25.0%	(25.0)%
Increase (decrease) in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	1.0%	9.9%
Preferential tax rate	(3.2)%	(5.6)%
Research and development expenses bonus deduction	(18.9)%	(12.8)%
Non-deductible share-based compensation expenses	—	27.3%
Other non-deductible expenses	2.8%	0.6%
Non-taxable income	(3.5)%	(2.9)%
Change in tax rate (1)	95.5%	—
Change in valuation allowance	(98.7)%	8.5%
Effective income tax rate	0.0%	0.0%

(1)	In October 2023, WFOE obtained the HNTE certificate with a valid period from 2023 to 2025 with a preferential tax rate of 15%, as long as it maintains the HNTE qualification and duly conducts relevant CIT filing procedures with the relevant tax authority. Consequently, WFOE applied the 15% rate for computation of current and deferred taxes for the year ended December 31, 2025. Prior to obtaining the HNTE certificate, the WFOE was subject to the statutory income tax rate of 25% for the years ended December 31, 2022.

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

For the year ended December 31, 2025, a reconciliation between the actual income tax expense and the PRC statutory income tax expense is as follows:

	Year Ended December 31,
	2025
	RMB	Percent
PRC Statutory income tax rate	27,426	25.0%
Change in valuation allowances	12,266	11.2%
Non-deductible items
Share-based compensation	11,490	10.5%
Others	2,284	2.1%
Other adjustments
Change in tax rate	(19,117)	(17.4)%
Effect of additional deduction on research and development expenses	(17,361)	(15.8)%
Tax effect of preferential tax rate	(12,789)	(11.7)%
Foreign tax effects
Hong Kong S.A.R.
Statutory tax rate difference between Hong Kong S.A.R. and PRC	(1,095)	(1.0)%
Non-taxable income	(5,140)	(4.7)%
Changes in valuation allowances	(2,126)	(1.9)%
Cayman
Statutory tax rate difference between Cayman and PRC	4,432	4.0%
Other foreign jurisdictions	7	0.0%
Effective income tax rate	277	0.3%

b) Deferred income tax assets

	As of December 31,
	2024	2025
	RMB	RMB
Deferred income tax assets:
Net operating loss carrying forwards	175,360	183,486
Deductible advertising expenses	34,558	25,787
Changes in fair value of investments	31,102	27,975
Operating lease liabilities	6,405	5,652
Others	189	199
Total deferred tax assets	247,614	243,099
Less: valuation allowance	(241,209)	(237,447)
Total deferred tax assets, net	6,405	5,652
Deferred income tax liabilities:
Right-of-use assets	6,405	5,652
Total deferred tax liabilities	6,405	5,652
Net deferred income tax assets	—	—

As of December 31, 2025, the Group had net operating loss carry forwards of RMB1,051,232 mainly attributable to the PRC subsidiaries, the VIE and VIE’s subsidiaries, and subsidiary in Hong Kong S.A.R.. The losses of RMB1,046,331 by the PRC subsidiaries, the VIE and VIE’s subsidiaries will expire during the period from 2026 to 2030, except for those arose from HNTEs, which will expire during the period from 2026 to 2035, if not utilized. As of December 31, 2025, the Group also has a loss of RMB2,003 carry forwards from the subsidiary in Hong Kong S.A.R. that has an indefinite life.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred income tax assets as of December 31, 2024 and 2025.

Changes in valuation allowance for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	389,584	274,645	241,209
Additions (Reversals)	(3,541)	12,519	(8,970)
Change in tax rate	(105,479)	—	19,117
Decrease relating to expiration of loss carry forwards	(5,979)	(46,245)	(13,317)
Foreign currency translation effect	60	290	(592)
Balance at the end of the year	274,645	241,209	237,447

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries and VIE for the years from 2021 to 2025 are open to examination by the PRC tax authorities.

15. NET INCOME (LOSS) PER SHARE

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income (loss)	110,499	(146,480)	109,429
Accretion of Redeemable Convertible Preferred Shares	(146,341)	(113,658)	—
Numerator for basic and diluted net income (loss) per share calculation	(35,842)	(260,138)	109,429
Denominator:
Denominator for basic net income (loss) per share calculation	72,000,000	103,695,655	207,133,005
Dilutive effect of share-based awards	—	—	1,421,147
Denominator for diluted net income (loss) per share calculation	72,000,000	103,695,655	208,554,152
Net income (loss) per ordinary share
—Basic	(0.50)	(2.51)	0.53
—Diluted	(0.50)	(2.51)	0.52

The potentially dilutive securities that have not been included in the calculation of diluted net income (loss) per share as the exercise of options and vesting of the Class A restricted share units are contingent upon the occurrence of IPO or their inclusion would be anti-dilutive are as follows:

	Year Ended December 31,
	2023	2024	2025
Preferred shares	121,079,448	—	—
Share options	2,404,681	4,322,839	—
Class A restricted share units	5,299,000	2,726,000	—

16. COMMITMENTS AND CONTINGENCIES

The Group is subject to a number of legal proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material adverse effect on the financial statements.

17. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of BingEx Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of BingEx Limited, except for those which have been separately disclosed in the consolidated financial statements.

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

(a)	Condensed Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets
Cash	19,663	12,089
Prepayments and other current assets	1,935	8,733
Total current assets	21,598	20,822
Non-current assets
Amount due from subsidiaries	2,268,260	2,180,596
Total non-current assets	2,268,260	2,180,596
Total assets	2,289,858	2,201,418
LIABILITIES
Current liabilities
Amount due to subsidiaries and the VIE	12,797	12,513
Accrued expenses and other current liabilities	1,602	1,567
Net liabilities in subsidiaries and the VIE	1,528,395	1,351,911
Total current liabilities	1,542,794	1,365,991
Total liabilities	1,542,794	1,365,991
Total shareholders’ equity	747,064	835,427
Total liabilities and shareholders’ equity	2,289,858	2,201,418

(b)	Condensed Statements of Result of Operation

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total operating expenses	(3,613)	(3,230)	(17,730)
Interest income	—	665	—
Investment income	303	1	—
Other income	—	4,712	—
Share of gains (losses) from subsidiaries and the VIE	113,809	(148,628)	127,159
Income (loss) before income taxes	110,499	(146,480)	109,429
Income tax expense	—	—	—
Net income (loss)	110,499	(146,480)	109,429

(c)	Condensed Statements of Cash Flows

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(2,191)	158	(24,211)
Net cash provided by (used in) investing activities	7,088	(420,119)	71,073
Net cash provided by (used in) financing activities	—	438,184	(53,872)
Effect of foreign currency exchange rate changes on cash	25	(3,482)	(564)
Net increase (decrease) in cash	4,922	14,741	(7,574)
Cash at the beginning of the year	—	4,922	19,663
Cash at the end of the year	4,922	19,663	12,089
F-41